07027546

HYPOTHEKENBANK IN ESSEN AG

RECEIVED
2007 OCT 25 P 1:25

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

SUPPL

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E
IBAN No.:
DE57360000000036009610

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75
IBAN No.:
DE93360400390177647500

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	23.10.07

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

Dear Sir or Madam,

Please find enclosed Essen Hyp´s website as of September 30, 2007 (English version) and Essen Hyp´s Half-year Financial Report as of June 30, 2007 (English version).
We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

10/29

Execution Copy

FINAL TERMS
ENDGÜLTIGE BEDINGUNGEN

3 August 2007
3. August 2007

Final Terms
Endgültige Bedingungen

3.375 per cent Public-Sector Pfandbriefe due 7 January 2016
issued pursuant to the

3.375% Öffentliche Pfandbriefe fällig am 7. Januar 2016
begeben aufgrund des

Euro 30,000,000,000
Essen Hyp Debt Issuance Programme

dated 11 May 2007
datiert 11. Mai 2007

of
der

Hypothekenbank in Essen Aktiengesellschaft

Issue Price: 100.715 per cent.
Ausgabepreis: 100.715 %

Issue Date: 7 August 2007
Tag der Begebung: 7. August 2007

Series No: **HBE1N3**
*Serien Nr.: **HBE1N3***

These are the Final Terms of an issue of Notes (which term, where applicable, shall include Pfandbriefe) under the Euro 30,000,000,000 Debt Issuance Programme of Hypothekenbank in Essen Aktiengesellschaft (the "**Programme**"). Full information on Hypothekenbank in Essen Aktiengesellschaft and the offer of the Notes is only available on the basis of the combination of the Debt Issuance Programme Prospectus pertaining to the Programme dated 11 May 2007 (the "**Prospectus**") and these Final Terms. The Prospectus and any supplement thereto is available for viewing in electronic form on the website of the Luxembourg Stock Exchange (www.bourse.lu) and on the website of Hypothekenbank in Essen Aktiengesellschaft (www.essenhyp.com/en/bonds_notes/securities_ prospectus.php) and copies may be obtained from Hypothekenbank in Essen Aktiengesellschaft, Transaction Banking, Gildehofstrasse 1, D-45127 Essen, Federal Republic of Germany.

*Dies sind die Endgültigen Bedingungen einer Emission von Schuldverschreibungen (dieser Begriff schließt an geeigneter Stelle Pfandbriefe ein) unter dem Euro 30.000.000.000 Debt Issuance Programm der Hypothekenbank in Essen Aktiengesellschaft (das "**Programm**"). Vollständige Informationen über die Hypotheken Bank in Essen Aktiengesellschaft und das Angebot der Schuldverschreibungen sind nur verfügbar, wenn die Endgültigen Bedingungen und der Basisprospekt vom 11. Mai 2007 über das Programm (der "**Prospekt**") zusammengenommen werden. Der Prospekt sowie jeder Nachtrag können in elektronischer Form auf der Internetseite der Luxembourg Stock Exchange (www.bourse.lu) und der Internetseite der Hypothekenbank in Essen Aktiengesellschaft (www. essenhyp. com/en/bonds_notes/securities_prospectus.php) eingesehen werden. Kopien sind erhältlich unter folgender Adresse: Hypothekenbank in Essen Aktiengesellschaft, Marktfolge Treasury, Gildehofstraße 1, D-45127 Essen, Bundesrepublik Deutschland.*

Part I. TERMS AND CONDITIONS
Teil I. EMISSIONSBEDINGUNGEN

The Conditions applicable to the Notes (the "**Conditions**") and the German or English language translation thereof, if any, are attached to these Final Terms. They replace in full the Terms and Conditions of the Notes as set out in the Prospectus and take precedence over any conflicting provisions in these Final Terms.

*Die für die Schuldverschreibungen geltenden Bedingungen (die "**Bedingungen**") sowie eine etwaige deutsch- oder englischsprachige Übersetzung sind diesen Endgültigen Bedingungen beigefügt. Die Bedingungen ersetzen in Gänze die im Prospekt abgedruckten Emissionsbedingungen der Schuldverschreibungen und gehen etwaigen abweichenden Bestimmungen dieser Endgültigen Bedingungen vor.*

PART I. A. Notes other than Participation Certificates
TEIL I. A. Schuldverschreibungen, die keine Genussscheine sind

Issuer ***Emittentin***	Hypothekenbank in Essen Aktiengesellschaft

Form of Conditions
Form der Bedingungen

☐ Long-Form
Nicht-konsolidierte Bedingungen

☒ Integrated
Konsolidierte Bedingungen

Language of Conditions
Sprache der Bedingungen

☐ German only
ausschließlich Deutsch

☐ English only
ausschließlich Englisch

☐ English and German (English controlling)
Englisch und Deutsch (englischer Text maßgeblich)

☒ German and English (German controlling)
Deutsch und Englisch (deutscher Text maßgeblich)

Currency, Denomination, Form, Certain Definitions (§ 1)
Währung, Stückelung, Form, Definitionen (§ 1)

Currency and Denomination
Währung und Stückelung

Specified Currency *Festgelegte Währung*	Swiss Francs ("**CHF**") *Schweizer Franken*
Aggregate Principal Amount *Gesamtnennbetrag*	CHF 150,000,000 *CHF 150'000'000*
Specified Denomination(s) *Festgelegte Stückelung/Stückelungen*	CHF 5,000 *CHF 5'000*
Number of Notes to be issued in each Specified Denomination *Anzahl der in jeder festgelegten Stückelung auszugebenden Schuldverschreibungen*	30,000 *30'000*
Minimum Transfer Amount (specify) *Mindestnennbetrag für Übertragungen (angeben)*	CHF 5,000 *CHF 5'000*

Form
Form

☐ **Notes**
Schuldverschreibungen

☒ **Pfandbriefe**

- ☐ Mortgage Pfandbriefe
  Hypothekenpfandbriefe
- ☒ Public-Sector Pfandbriefe
  Öffentliche Pfandbriefe

New Global Note | **No**
New Global Note | ***Nein***

☒ **TEFRA C**
TEFRA C

☒ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

☐ **TEFRA D**
TEFRA D

Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Permanent Global Note
Dauerglobalurkunde

☐ Definitive Notes
Einzelurkunden

☐ **Neither TEFRA D nor TEFRA C**
Weder TEFRA D noch TEFRA C

☐ Permanent Global Note
Dauerglobalurkunde

☐ Temporary Global Note exchangeable for:
Vorläufige Globalurkunde austauschbar gegen:

☐ Definitive Notes
Einzelurkunden

Definitive Notes | **No**
Einzelurkunden | ***Nein***

☐ Coupons
Zinsscheine

☐ Talons
Talons

☐ Receipts
Rückzahlungsscheine

Certain Definitions
Definitionen

Clearing System
Clearing System

☐ Clearstream Banking AG
Neue Börsenstraße 1
D-60487 Frankfurt am Main

☐ Euroclear Bank SA/NV
1 Boulevard du Roi Albert II
B-1210 Brussels

☐ Clearstream Banking, société anonyme
42 Avenue JF Kennedy
L-1855 Luxembourg

☐ The Depository Trust Company
55 Water Street
New York, NY 10041-0099
USA

☒ Other (specify) — SIS SegaInterSettle AG, Olten, Switzerland
Sonstige (angeben)

STATUS (§ 2)
STATUS (§ 2)

☒ Unsubordinated
Nicht-nachrangig

☐ Subordinated
Nachrangig

INTEREST (§ 3)
ZINSEN (§ 3)

☐ **Fixed Rate Notes**
Festverzinsliche Schuldverschreibungen
Rate of Interest and Interest Payment Dates
Zinssatz und Zinszahlungstage

Interest Commencement Date *Verzinsungsbeginn*	7 August 2007 *7. August 2007*
Rate of Interest *Zinssatz*	3.375 per cent. per annum *3.375% per annum*
Fixed Interest Payment Date(s) *Feste(r) Zinszahlungstag(e)*	7 January in each year *7. Januar in jedem Jahr*
First Interest Payment Date *Erster Zinszahlungstag*	7 January 2008 (short coupon) *7. January 2008*
Initial Broken Amount(s) (per specified denomination) *Anfängliche(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	CHF 70.3125 *CHF 70.3125*
Fixed Interest Date preceding the Maturity Date *Festzinstermin, der dem Fälligkeitstag vorangeht*	7 January 2016 *7. Januar 2016*
Final Broken Amount(s) (per specified denomination) *Abschließende(r) Bruchteilzinsbetrag(-beträge) (für jede festgelegte Stückelung)*	not applicable *nicht anwendbar*

☐ **Floating Rate Notes**
Variabel verzinsliche Schuldverschreibungen
Interest Payment Dates
Zinszahlungstage

Interest Commencement Date
Verzinsungsbeginn

Specified Interest Payment Dates
Festgelegte Zinszahlungstage

Specified Interest Period(s)

Festgelegte Zinsperiode(n)

Business Day Convention
Geschäftstagskonvention

☐ Modified Following Business Day Convention
Modifizierte Folgender Geschäftstag-Konvention

☐ FRN Convention (specify period(s)
FRN Konvention (Zeitraum angeben)

☐ Following Business Day Convention
Folgender Geschäftstag-Konvention

☐ Preceding Business Day Convention
Vorangegangener Geschäftstag-Konvention

Relevant Financial Centres
Relevante Finanzzentren

Rate of Interest
Zinssatz

☐ Screen Rate Determination
Bildschirmfeststellung

☐ EURIBOR (Brussels time/TARGET Business Day/Interbank Market in the euro-zone)
EURIBOR (Brüsseler Ortszeit/TARGET Geschäftstag/ Interbanken-Markt in der Euro-Zone)

Screen page
Bildschirmseite

☐ LIBOR (London time/London Business Day London Interbank Market)
LIBOR (Londoner Ortszeit/Londoner Geschäftstag/ Londoner Interbanken-Markt)

Screen page
Bildschirmseite

☐ Other (specify)
Sonstige (angeben)

Screen page
Bildschirmseite

☐ Formula
Formel
(set forth details in full here or in an attachment)
(Einzelheiten hier oder in einer Anlage einfügen)

Reference Banks (if other than as specified in § 3(2)) (specify)
Referenzbanken (sofern abweichend von § 3 Absatz 2) (angeben)

☐ ISDA Determination
ISDA-Feststellung

☐ Other Method of Determination (insert details (including Margin, Interest Determination Date, Reference Banks, fall-back provisions))

Andere Methoden der Bestimmung (Einzelheiten angeben (einschließlich Zinsfestlegungstag, Marge, Referenzbanken, Ausweichbestimmungen))

Margin
Marge

☐ plus
plus

☐ minus
minus

Interest Determination Date
Zinsfestlegungstag

☐ second Business Day prior to commencement of Interest Period
zweiter Geschäftstag vor Beginn der jeweiligen Zinsperiode

☐ first day of each Interest Period
erster Tag der jeweiligen Zinsperiode

☐ other (specify)
sonstige (angeben)

Minimum and Maximum Rate of Interest
Mindest- und Höchstzinssatz

☐ Minimum Rate of Interest
Mindestzinssatz

☐ Maximum Rate of Interest
Höchstzinssatz

☐ **Zero Coupon Notes**
Nullkupon-Schuldverschreibungen

Accrual of Interest
Auflaufende Zinsen

Amortisation Yield
Emissionsrendite

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen

(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Zinsbeträgen, eine Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen sowie Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Instalment Notes**
Raten-Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Index-linked Notes**

Indexierte Schuldverschreibungen
(set forth details in full here (including index/formula, basis for calculating interest, a description of any market disruption or settlement disruption events that affect the underlying and adjustment rules with relation to events concerning the underlying))
(Einzelheiten einfügen (einschließlich des Index/der Formel, der Grundlage für die Berechnung der Zinsbeträge sowie Beschreibung etwaiger Störungen des Marktes oder bei der Abrechnung, die den Basiswert beeinflussen und Korrekturvorschriften in Bezug auf Vorfälle, die den Basiswert beeinflussen))

☐ **Credit-linked Notes**
Credit-linked Notes
(set forth details in full here (including basis for calculating interest and fall back provisions))
(Einzelheiten einfügen (einschließlich der Grundlagen für die Berechnung der Zinsbeträge sowie Ausweichbestimmungen))

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here (including fall back provisions, if applicable and the relevant reference date is not available))
(Einzelheiten einfügen (einschließlich Ausweichbestimmungen, wenn anwendbar und der maßgebliche Referenzsatz nicht verfügbar ist))

Day Count Fraction
Zinstagequotient

☐ Actual/Actual (ICMA)

☐ Actual/Actual (ISDA) (Actual/365)

☐ Actual/365 (Fixed)

☐ Actual/360

☒ 30/360 or 360/360 (Bond Basis)

☐ 30E/360 (Eurobond Basis)

☐ Other
Anderer

PAYMENTS (§ 4)
ZAHLUNGEN (§ 4)

Payment Business Day
Zahlungstag

Relevant Financial Centre(s) (specify all) *Relevante(s) Finanzzentren(um) (alle angeben)*	Zurich, TARGET *Zürich, TARGET*

REDEMPTION (§ 5)
RÜCKZAHLUNG (§ 5)

Final Redemption

Rückzahlung bei Endfälligkeit

☐ **Notes other than Instalment, Dual Currency, Index-linked, Credit-linked or Structured Notes**
Schuldverschreibungen außer Raten-, Doppelwährungs-, Indexierte-, Credit linked- oder Strukturierte-Schuldverschreibungen

☒ Maturity Date *Fälligkeitstag*	*7 January 2016* *7. Januar 2016*
☐ Redemption Month *Rückzahlungsmonat*	
☐ Final Redemption Amount *Rückzahlungsbetrag*	
☐ Principal amount *Nennbetrag*	
☐ Final Redemption Amount (per specified denomination) *Rückzahlungsbetrag (für jede festgelegte Stückelung)*	

☐ **Instalment Notes**
Raten-Schuldverschreibungen
Instalment Date(s)
Ratenzahlungstermin (e)

Instalment Amount(s)
Rate(n)

Early Redemption
Vorzeitige Rückzahlung

Optional Redemption for Taxation Reasons ***Option zur vorzeitigen Rückzahlung aus steuerlichen Gründen***	No *Nein*
Early Redemption at the Option of the Issuer ***Vorzeitige Rückzahlung nach Wahl der Emittentin***	No *Nein*
Minimum Redemption Amount *Mindestrückzahlungsbetrag*	
Higher Redemption Amount *Höherer Rückzahlungsbetrag*	
Call Redemption Date(s) *Wahlrückzahlungstag(e) (Call)*	
Call Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Call)*	
Minimum Notice to Holders *Mindestkündigungsfrist*	
Maximum Notice to Holders *Höchstkündigungsfrist*	
Early Redemption at the Option of a Holder ***Vorzeitige Rückzahlung nach Wahl des Gläubigers***	No *Nein*
Put Redemption Date(s) *Wahlrückzahlungstag(e) (Put)*	
Put Redemption Amount(s) *Wahlrückzahlungsbetrag/-beträge (Put)*	
Minimum Notice to Issuer	

Mindestkündigungsfrist

Maximum Notice to Issuer (never more than 60 days)
Höchstkündigungsfrist (nie mehr als 60 Tage)

Early Redemption Amount
Vorzeitiger Rückzahlungsbetrag

Zero Coupon Notes:
Nullkupon-Schuldverschreibungen:

Reference Price
Referenzpreis

Redemption of Notes other than Zero Coupon, Fixed Rate, Floating Rate and Instalment Notes
Rückzahlung von Schuldverschreibungen, die weder Nullkupon-, festverzinsliche, variabel verzinsliche noch Raten-Schuldverschreibungen sind

☐ **Dual Currency Notes**
Doppelwährungs-Schuldverschreibungen
(set forth details in full here (including exchange rate(s) or basis for calculating exchange rate(s) to determine principal/fall-back provisions))
(Einzelheiten einfügen (einschließlich Wechselkurs(e) oder Grundlage für die Berechnung des/der Wechselkurs(e) zur Bestimmung von Kapitalbeträgen/Ausweichbestimmungen))

☐ **Index-linked Notes**
Indexierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **Credit-linked Notes**
Credit-linked Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

☐ **other structured Notes**
andere strukturierte Schuldverschreibungen
(set forth details in full here)
(Einzelheiten einfügen)

SWISS PAYING AGENTS (§ 6)
SCHWEIZER ZAHLSTELLEN (§ 6)

Paying Agents
Zahlstellen

☒ Swiss Principal Paying Agent/specified office *Schweizer Hauptzahlstelle/bezeichnete Geschäftsstelle*	Zurich Cantonalbank Bahnhofstrasse 9 8001 Zürich
☒ Additional Paying Agent(s)/specified office(s) *Zahlstelle(n)/bezeichnete Geschäftsstelle(n)*	Bank Vontobel AG Bahnhofstrasse 3 8001 Zürich Pictet & Cie Route des Acacias 60 1227 Carouge / GE

☐ Calculation Agent

Berechnungsstelle

☐ Yes
Ja

☒ No
Nein

☐ Required location (specify)
Vorgeschriebenen Ort (angeben)

NOTICES (§ 12)
MITTEILUNGEN (§ 12)

Place and medium of publication
Ort und Medium der Bekanntmachung

Publication
Bekanntmachung

☐ Germany (electronic Federal Gazette)
Deutschland (elektronischer Bundesanzeiger)

☐ London (Financial Times)
London (Financial Times)

☐ Luxembourg (d'Wort)
Luxemburg (d'Wort)

☐ Germany (Börsen-Zeitung)
Deutschland (Börsen-Zeitung)

☐ Other (specify)
Sonstige (angeben)

☒ Publication on the website of the stock exchange
Bekanntmachung auf der Website der Börse

Stock Exchange *Börse*	SWX Swiss Exchange
Internet Address *Internetadresse*	www.swx.com
Governing law ***Anwendbares Recht***	**German Law** ***Deutsches Recht***

PART II. OTHER INFORMATION
TEIL II. ZUSÄTZLICHE INFORMATIONEN

Specific Risk Factors ***Spezielle Risikofaktoren***	**none** ***keine***

Interest of natural and legal persons involved in the issue/offer
Interessen von Seiten natürlicher und juristischer Personen, die an der Emission/dem Angebot beteiligt sind

☐ Save as discussed in the Prospectus under "Interest of Natural and Legal Persons involved in the Issue/Offer", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.
Mit Ausnahme der im Prospekt im Abschnitt "Interest of Natural and Legal Persons involved in the Issue/Offer" angesprochenen Interessen bestehen bei den an der Emission beteiligten Personen nach Kenntnis der Emittentin keine Interessen, die für das Angebot bedeutsam sind.

☐ Other interest (specify)
Andere Interessen (angeben)

Reasons for the offer ***Gründe für das Angebot***	Not applicable *Nicht anwendbar*
Estimated net proceeds *Geschätzter Nettobetrag der Erträge*	CHF 149,447,500.00 *CHF 149'447'500.00*
Estimated total expenses of the issue *Geschätzte Gesamtkosten der Emission*	CHF 8,000 *CHF 8'000*

Eurosystem eligibility
Eurosystem-Fähigkeit

Intended to be held in a manner which would allow Eurosystem eligibility *Soll in Eurosystem-fähiger Weise gehalten werden*	No *Nein*

Securities Identification Numbers
Wertpapier-Kenn-Nummern

☒ Common Code *Common Code*	031079063
☒ ISIN Code *ISIN Code*	CH0032432053
☐ German Securities Code *Wertpapier-Kenn-Nummer (WKN)*	
☒ Any other securities number *Sonstige Wertpapier-Kenn-Nummer*	Swiss Security No.: 3.243.205 *Schweizer Valoren Nr: 3.243.205*

Yield
Rendite

Yield *Rendite*	Not applicable *Nicht anwendbar*

Method of calculating the yield

Berechnungsmethode der Rendite

☐ ICMA method: The ICMA method determines the effective interest rate of notes taking into account accrued interest on a daily basis
ICMA Methode: Die ICMA Methode ermittelt die Effektivverzinsung von Schuldverschreibungen unter Berücksichtigung der täglichen Stückzinsen

☐ Other method (specify)
Andere Methode (angeben)

☐ **Historic Interest Rates** Not applicable
Zinssätze der Vergangenheit *Nicht anwendbar*

Name of index
Bezeichnung des Index

Description of index / Details of where information about index can be obtained
Indexbeschreibung / Angaben, wo Informationen zum Index zu finden sind

Description of interest rate
Beschreibung des Zinssatzes

Other equivalent information regarding the underlying (including, in the case of a basket of underlyings, a disclosure of the relevant weightings of each underlying in the basket)
Sonstige gleichwertigen Informationen bezüglich des Basiswertes (einschließlich, im Falle eines Korbs von Basiswerten, die Angabe der entsprechenden Gewichtungen jedes einzelnen Basiswertes im Korb)

Comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when risks are most evident
Umfassende Erläuterung darüber, wie der Wert der Anlage durch den Wert des Basiswerts beeinflusst wird, insb. in den Fällen, in denen die Risiken offensichtlich sind **Not applicable** ***Nicht anwendbar***

Market disruption or settlement disruption events that may affect the underlying
Markt- oder Abwicklungsstörungen, die den Basiswert beeinflussen **Not applicable** ***Nicht anwendbar***

Adjustment rules with relation to events concerning the underlying
Anpassungsvorschriften in Bezug auf Ereignisse, die den Basiswert betreffen
Not applicable ***Nicht anwendbar***

☐ **Details relating to the Performance of Rate(s) of Exchange and Explanation of Effect on Value of Investment**
Einzelheiten der Entwicklung des bzw. der Wechselkurse und Erläuterung der Auswirkungen auf den Wert der Anlage **Not applicable** ***Nicht anwendbar***

Selling Restrictions
Verkaufsbeschränkungen

☒ The Selling Restrictions set out in the Prospectus shall apply.
Es gelten die im Prospekt wiedergegebenen Verkaufsbeschränkungen.

☒ TEFRA C
TEFRA C

☐ TEFRA D
TEFRA D

☐ Neither TEFRA C nor TEFRA D
Weder TEFRA C noch TEFRA D

☐ Additional Selling Restrictions (specify)
Zusätzliche Verkaufsbeschränkungen (angeben)

Taxation
Besteuerung

Information on taxes on the income from the Notes withheld at source in respect of countries where the offer is being made or admission to trading is being sought. *Informationen über die an der Quelle einbehaltene Steuer auf Schuldverschreibungen hinsichtlich der Länder in denen das Angebot unterbreitet oder die Zulassung zum Handel beantragt wird.*	none *keine*
Restrictions on the free transferability of the Notes ***Beschränkungen der freien Übertragbarkeit der Wertpapiere***	none *keine*

TERMS AND CONDITIONS OF THE OFFER
BEDINGUNGEN UND KONDITIONEN DES ANGEBOTS

Conditions, offer statistics, plan of distribution and allotment, pricing
Bedingungen, Angebotstatistik, Vertriebs- und Zuteilungsplan, Preisfestsetzung

Conditions to which the offer is subject
Bedingungen, denen das Angebot unterliegt

Time period, including any possible amendments, during which the offer will be open
Frist – einschließlich etwaiger Änderungen – während der das Angebot vorliegt

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Description of the application process
Beschreibung des Prozesses für die Umsetzung des Angebots

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

A description of the possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants

Beschreibung der Möglichkeit zur Reduzierung der Zeichnungen und der Art und Weise der Erstattung des zu viel gezahlten Betrags an die Zeichner

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Details of the minimum and/or maximum amount of application, (whether in number of notes or aggregate amount to invest)
Einzelheiten zum Mindest- und/oder Höchstbetrag der Zeichnung (entweder in Form der Anzahl der Schuldverschreibungen oder des aggregierten zu investierenden Betrags)

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Method and time limits for paying up the notes and for delivery of the notes
Methode und Fristen für die Ratenzahlung der Wertpapiere und ihre Lieferung

Manner and date in which results of the offer are to be made public
Art und Weise sowie Termin, auf die bzw. an dem die Ergebnisse des Angebots zu veröffentlichen sind

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

The procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised.
Verfahren für die Ausübung eines etwaigen Vorzugsrechts, die Marktfähigkeit der Zeichnungsrechte und die Behandlung der nicht ausgeübten Zeichnungsrechte

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Various categories of potential investors to which the notes are offered
Angabe der verschiedenen Kategorien der potentiellen Investoren, denen die Schuldverschreibungen angeboten werden

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made
Verfahren zur Meldung des den Zeichnern zugeteilten Betrags und Angabe, ob eine Aufnahme des Handels vor dem Meldeverfahren möglich ist

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Expected price at which the notes will be offered / method of determining the price and the process for its disclosure and amount of any expenses and taxes specifically charged to the subscriber or purchaser.
Kurs, zu dem die Schuldverschreibungen angeboten werden / Methode, mittels deren der Angebotskurs festgelegt wird und Angaben zum Verfahren für die Offenlegung sowie der Kosten und Steuern, die speziell dem Zeichner oder Käufer in Rechnung gestellt werden.

☒ Not applicable
Nicht anwendbar

☐ Specify Details
Einzelheiten einfügen

Placing and Underwriting
Platzierung und Übernahme

Name and address of the co-ordinator(s) of the global offer and of single parts of the offer and, to the extent known to the Issuer or the offeror, of the placers in the various countries where the offer takes place.
Name und Anschrift des Koordinators/der Koordinatoren des globalen Angebots oder einzelner Teile des Angebots und – sofern dem Emittenten oder dem Bieter bekannt – Angaben zu den Plazierern in den einzelnen Ländern des Angebots.

Method of distribution
Vertriebsmethode

☐ Non-syndicated
Nicht syndiziert

☒ Syndicated
Syndiziert

Subscription Agreement
Übernahmevertrag

Date of Subscription Agreement *Datum des Subscription Agreements*	3 August 2007 *3. August 2007*

Management Details including form of commitment
Einzelheiten bezüglich des Bankenkonsortiums einschließlich der Art der Übernahme

Dealer / Management Group (specify name and address) *Plazeur / Bankenkonsortium (Name und Adresse angeben)*	Zurich Cantonalbank (Lead Manager) Bahnhofstrasse 9 8001 Zürich Bank Vontobel AG (Co-Lead Manager) Bahnhofstrasse 3 8001 Zürich Pictet & Cie (Co-Lead Manager) Route des Acacias 60 1227 Carouge / GE

☒ firm commitment
feste Zusage

☐ no firm commitment/best efforts arrangements
keine feste Zusage/zu den bestmöglichen Bedingungen

Commissions
Provisionen

Management/Underwriting Commission (specify) *Management- und Übernahmeprovision (angeben)*	1.00 per cent *1,00%*
Selling Concession (specify) *Verkaufsprovision (angeben)*	not applicable *nicht anwendbar*
Listing Commission *Börsenzulassungprovision*	approx. CHF 8,500.00 *ca. CHF 8'500.00*
Other (specify) *Andere (angeben)*	CHF 125,000.00 out-of-pocket expenses *CHF 125'000.00 Auslagen*
Stabilising Dealer(s)/Manager(s) ***Kursstabilisierender Dealer/Manager***	none *keiner*
Listing(s) ***Börsenzulassung(en)***	Yes *Ja*

☐ Luxembourg
Luxemburg

- ☐ Regulated Market
- ☐ Euro MTF

☐ Düsseldorf

☒ Other (insert details) — SWX Swiss Exchange
Sonstige (Einzelheiten einfügen)

Date of admission ***Datum der Zulassung***	admission has been applied for *Zulassung wurde beantragt*

Estimate of the total expenses related to admission to trading
Geschätzte Gesamtkosten für die Zulassung zum Handel

All regulated markets or equivalent markets on which, to the knowledge of the Issuer, notes of the same class (Series) of the Notes to be offered or admitted to trading are already admitted to trading
Angabe sämtlicher geregelter oder gleichwertiger Märkte, auf denen nach Kenntnis der Emittentin Schuldverschreibungen der gleichen Wertpapierkategorie (Serie), die zum Handel angeboten oder zugelassen werden sollen, bereits zum Handel zugelassen sind

☐ Luxembourg
Luxemburg

☐ Düsseldorf

☐ Other (insert details)
Andere (Einzelheiten einfügen)

Name and address of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment
Name und Anschrift der Institute, die aufgrund einer festen Zusage als Intermediäre im Sekundärhandel tätig sind und Liquidität mittels Geld- und Briefkursen erwirtschaften, und Beschreibung der Hauptbedingungen der Zusagevereinbarung

☒ Not applicable
Nicht anwendbar

Responsibility
Verantwortlichkeit

The Issuer accepts responsibility for the information contained in these Final Terms as set out in the section "Responsibility Statement" on page 3 of the Prospectus, provided that, with respect to any information included herein and specified to be sourced from a third party (i) the Issuer confirms that any such information has been accurately reproduced and as far as the Issuer is aware and is able to ascertain from information available to it from such third party, no facts have been omitted, the omission of which would render the reproduced information inaccurate or misleading and (ii) the Issuer has not independently verified any such information and accepts no responsibility for the accuracy thereof.
Die Emittentin übernimmt die Verantwortung für die in diesen Endgültigen Bedingungen enthaltenen Informationen wie im Abschnitt "Responsibility Statement" auf Seite 3 des Prospekts bestimmt. Hinsichtlich der hierin enthaltenen und als solche gekennzeichneten Informationen von Seiten Dritter gilt Folgendes: (i) Die Emittentin bestätigt, dass diese Informationen zutreffend wiedergegeben worden sind und – soweit es der Emittentin bekannt ist und sie aus den von diesen Dritten zur Verfügung gestellten Informationen ableiten konnte – keine Fakten weggelassen wurden, deren Fehlen die reproduzierten Informationen unzutreffend oder irreführend gestalten würden; (ii) die Emittentin hat diese Informationen nicht selbständig überprüft und übernimmt keine Verantwortung für ihre Richtigkeit.

Hypothekenbank in Essen Aktiengesellschaft

[Name & title of signatory]
[Name und Titel des Unterzeichnenden]

TERMS AND CONDITIONS OF PFANDBRIEFE

§ 1
CURRENCY, DENOMINATION, FORM, CERTAIN DEFINITIONS

(1) *Currency; Denomination.* This Series HBE1N3 of Public-Sector Pfandbriefe (*Öffentliche Pfandbriefe*) (the "Notes") of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") is being issued in Swiss Francs ("CHF") (the "Specified Currency") in the aggregate principal amount of CHF 150,000,000) in denominations of CHF 5,000 (the "Specified Denominations").

(2) *Form.* The Notes are in bearer form.

(3) *Permanent Global Note.* The Notes are represented by a permanent global note (the "Permanent Global Note") without coupons. The Permanent Global Note shall be signed by authorized signatories of the Issuer and the independent trustee appointed by the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) and shall be authenticated by or on behalf of the Fiscal Agent. Definitive Notes and interest coupons will not be issued.

(4) *Definitive Notes and Coupons.* The Permanent Global Note will not be exchangeable at the option of the Holders but may be exchanged for definitive Notes in whole but not in part solely at the option of the Swiss Principal Paying Agent should it deem such exchange to be necessary or useful or if the presentation of definitive Notes and intrest coupons is required by Swiss or foreign laws and regulations in connection with the enforcement of rights in respect of the Notes. In such case, the definitive Notes and interest coupons shall be signed in facsimile by two authorized signatories of the Issuer and the trusteet appointed by the Swiss Principal Paying Agent and printed in accordance with the rules and regulations of the SWX Exchange at no cost for the Holders.

(5) *Clearing System.* Each global note representing the Notes will be kept in custody by or on behalf of the Clearing System. "Clearing System" means SIS SegaInterSettle AG ("SIS"), Olten, Switzerland.

(6) *Holder of Notes.* "Holder" means any holder of a proportionate co-ownership or other beneficial interest or right in the Notes.

§ 2
STATUS

The obligations under the Notes constitute unsubordinated obligations of the Issuer ranking *pari passu* among themselves. The Notes are covered in accordance with the Pfandbrief Act (*Pfandbriefgesetz*) and rank *pari passu* with all other obligations of the Issuer under Public-Sector Pfandbriefe.

§ 3
INTEREST

(1) *Rate of Interest and Interest Payment Dates.* The Notes shall bear interest on their principal amount at the rate of 3.375 per cent. per annum from (and including) 7 August 2007 to (but excluding) the Maturity Date (as defined in § 5(1)). Interest shall be payable in arrear on 7 January in each year (each such date, an "Interest Payment Date"). The first payment of interest shall be made on 7 January 2008 and will amount to ***CHF 70.3125*** per note in a denomination of ***CHF 5,000.***

(2) *Accrual of Interest.* The Notes shall cease to bear interest from their due date for redemption. If the Issuer shall fail to redeem the Notes when due,

interest shall continue to accrue on the outstanding principal amount of the Notes beyond the due date until the actual redemption of the Notes at the default rate of interest established by law unless the rate of interest of the Notes is higher than the default rate of interest established by law.

(3) *Calculation of Interest for Partial Periods.* If interest is required to be calculated for a period of less than a full year, such interest shall be calculated on the basis of the Day Count Fraction (as defined below).

(4) *Day Count Fraction.* "Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (the "Calculation Period"):

the number of days in the Calculation Period divided by 360, the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (A) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (B) the last day of the Calculation period is the last day of the month of February in which case the month of February shall not be considered to be lengthened to a 30-day month).

§ 4
PAYMENTS

(1) (a) *Payment of Principal.* Payment of principal in respect of Notes shall be made, subject to subparagraph (2) below, to the Swiss Principal Paying Agent for payment to the Clearing System or to its order for credit to the accounts of the relevant account Holders of the Clearing System upon presentation and (except in the case of partial payment) surrender of the global note representing the Notes at the time of payment at the specified office of the Swiss Principal Paying Agent.

(b) *Payment of Interest.* Payment of interest on Notes shall be made, subject to subparagraph (2), to the Clearing System or to its order for credit to the relevant account Holders of the Clearing System.

(2) *Manner of Payment.* Subject to applicable fiscal and other laws and regulations, payments of amounts due in respect of the Notes shall be made in Swiss Francs. The amounts required for the servicing of this Issue will be made available by the Issuer to the Swiss Principal Agent in good time on each date in freely available Swiss Francs, without cost for the Holders, under all circumstances and notwithstanding any future transfer restrictions and outside the scope of any bilateral or multilateral payment or clearing agreement which may exist on the due dates between the Federal Republic of Germany and Switzerland.

(3) *Discharge.* The Issuer shall be discharged by payment to, or to the order of, the Swiss Principal Paying Agent.

(4) *Payment Business Day.* If the date for payment of any amount in respect of any Note is not a Payment Business Day then the Holder shall not be entitled to payment until the next such day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Business Day" means a day which is a day (other than a Saturday or a Sunday) on which both (i) the Clearing System, and (ii) commercial banks and foreign exchange markets in Zurich and the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) settle payments.

(5) *References to Principal.* Reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable: the Final Redemption Amount of the Notes; and any premium and any other amounts which may be payable under or in respect of the Notes.

(6) *Deposit of Principal and Interest.* The Issuer may deposit with the *Amtsgericht* in Frankfurt am Main principal or interest not claimed by Holders within twelve months after the Maturity Date, even though such Holders may not be in default of acceptance of payment. If and to the extent that the deposit is effected and the right of withdrawal is waived, the respective claims of such Holders against the Issuer shall cease.

§ 5
REDEMPTION

Redemption at Maturity.

Unless previously redeemed in whole or in part or purchased and cancelled, the Notes shall be redeemed at their Final Redemption Amount on 7 January 2016 (the "Maturity Date"). The Final Redemption Amount in respect of each Note shall be its principal amount.

§ 6
SWISS PAYING AGENTS

(1) *Appointment; Specified Offices.* The initial Swiss Principal Paying Agent and Swiss Paying Agents and their respective initial specified offices are:

Swiss Principal Paying Agent:	Zurich Cantonalbank Bahnhofstrasse 9 8001 Zurich
Swiss Paying Agents:	Bank Vontobel AG Bahnhofstrasse 3 8001 Zurich Pictet & Cie Route des Acacias 60 1227 Carouge/GE

The Swiss Principal Paying Agent and the Swiss Paying Agents reserve the right at any time to change their respective specified offices to some other specified office in the same city.

(2) *Variation or Termination of Appointment.* The Issuer reserves the right at any time to vary or terminate the appointment of the Swiss Principal Paying Agent or any Swiss Paying Agent and to appoint another Swiss Principal Paying Agent or additional or other Swiss Paying Agents. The Issuer shall at all times maintain (i) a Swiss Principal Paying Agent and (ii) so long as the Notes are listed on the SWX Swiss Exchange, a Swiss Paying Agent (which may be the Swiss Principal Paying Agent) with a specified office in Switzerland and/or in such other place as may be required by the rules of such stock exchange. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Holders in accordance with § 10.

(3) *Agents of the Issuer.* The Swiss Principal Paying Agent and the Swiss Paying Agents act solely as agents of the Issuer and do not have any obligations towards or relationship of agency or trust to any Holder.

§ 7
TAXATION

All amounts payable in respect of the Notes shall be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by way of withholding or deduction at source by or on behalf of the Federal Republic of Germany or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law.

§ 8
PRESENTATION PERIOD

The presentation period provided in § 801 paragraph 1, sentence 1 BGB (*German Civil Code*) is reduced to ten years for the Notes.

§ 9
FURTHER ISSUES, PURCHASES AND CANCELLATION

(1) *Further Issues.* The Issuer may from time to time, without the consent of the Holders, issue further Notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, interest commencement date and/or issue price) so as to form a single Series with the Notes.

(2) *Purchases.* The Issuer may at any time purchase Notes in the open market or otherwise and at any price. Notes purchased by the Issuer may, at the option of the Issuer, be held, resold or surrendered to the Swiss Principal Paying Agent for cancellation. If purchases are made by tender, tenders for such Notes must be made available to all Holders of such Notes alike.

(3) *Cancellation.* All Notes redeemed in full shall be cancelled forthwith and may not be reissued or resold.

§ 10
NOTICES

(1) *Publication*

All notices concerning the Notes shall be validly given through the Swiss Principal Paying Agent by means of electronic publication on the internet website of the SWX Swiss Exchange (www.swx.ch). Any notice so given will be deemed to have been validly given on the date of such publication (or, if published more than once, on the date of the first such publication).

(2) *Notification to Clearing System*

So long as any Notes are listed on a stock exchange, subparagraph (1) shall apply. If the Rules of the SWX Swiss Exchange so permit, the Issuer may deliver the relevant notice to the Clearing System for communication by the Clearing System to the Holders; any such notice shall be deemed to have been given to the Holders on the seventh day after the day on which the said notice was given to the Clearing System.

§ 11
APPLICABLE LAW, PLACE OF PERFORMANCE, PLACE OF JURISDICTION AND ENFORCEMENT

(1) *Applicable Law.* The Notes, as to form and content, and all rights and obligations of the Holders and the Issuer, shall be governed by German law.

(2) *Place of Performance.* Place of performance shall be Essen.

(3) *Submission to Jurisdiction.* The District Court (*Landgericht*) in Essen shall have non-exclusive jurisdiction for any action or other legal proceedings ("Proceedings") arising out of or in connection with the Notes. The jurisdiction of such Court shall be exclusive if Proceedings are brought by merchants (*Kaufleute*), legal persons under public law (*juristische Personen des öffentlichen Rechts*), special funds under public law (*öffentlich-rechtliche Sondervermögen*) and persons not subject to the general jurisdiction of the courts of the Federal Republic of Germany (*Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland*). The German courts shall have exclusive jurisdiction over the annulment of lost or destroyed Notes.

(4) *Enforcement.* Any Holder of Notes may in any proceedings against the Issuer, or to which such Holder and the Issuer are parties, protect and enforce in his own name his rights arising under such Notes on the basis of (i) a statement issued by the Custodian with whom such Holder maintains a securities account in respect of the Notes (a) stating the full name and address of the Holder, (b) specifying the aggregate principal amount of Notes credited to such securities account on the date of such statement and (c) confirming that the Custodian has given written notice to the Clearing System containing the information pursuant to (a) and (b) and (ii) a copy of the Note in global form certified as being a true copy by a duly authorized officer of the Clearing System or a depository of the Clearing System, without the need for production in such proceedings of the actual records or the global note representing the Notes. For purposes of the foregoing, "Custodian" means any bank or other financial institution of recognized standing authorized to engage in securities custody business with which the Holder maintains a securities account in respect of the Notes and includes the Clearing System. Each Holder may, without prejudice to the foregoing, protect and enforce his rights under these Notes also in any other way which is admitted in the country of the Proceedings.

§ 12
LANGUAGE

These Terms and Conditions are written in the German language and provided with an English language translation. The German text shall be controlling and binding. The English language translation is provided for convenience only.

EMISSIONSBEDINGUNGEN FÜR PFANDBRIEFE

§ 1
WÄHRUNG, STÜCKELUNG, FORM, DEFINITIONEN

(1) *Währung; Stückelung.* Diese Serie NBE1N3 der Öffentlichen Pfandbriefe (die "Schuldverschreibungen") der Hypothekenbank in Essen Aktiengesellschaft (die "Emittentin") wird in Schweizer Franken ("CHF") (die "festgelegte Währung") im Gesamtnennbetrag von CHF 150'000'000) in Stückelungen von CHF 5'000 (die "festgelegten Stückelungen") begeben.

(2) *Form.* Die Schuldverschreibungen lauten auf den Inhaber.

(3) *Dauerglobalurkunde.* Die Schuldverschreibungen sind durch eine Dauerglobalurkunde (die "Dauerglobalurkunde") ohne Zinsscheine verbrieft. Die Dauerglobalurkunde trägt die Unterschriften ordnungsgemäß bevollmächtigter Vertreter der Emittentin und des von der Bundesanstalt für Finanzdienstleistungsaufsicht bestellten Treuhänders und ist von der Emissionsstelle oder in deren Namen mit einer Kontrollunterschrift versehen. Einzelurkunden und Zinsscheine werden nicht ausgegeben.

(4) *Einzelurkunden und Zinsschein.* Die Dauerglobalurkunde wird nicht nach Wahl der Gläubiger, sondern ausschliesslich auf Verlangen der Schweizer Hauptzahlstelle vollständig und nicht teilweise gegen Einzelurkunden ausgetauscht, wenn die Schweizer Hauptzahlstelle einen solchen Austausch für notwendig oder nützlich hält oder wenn dies nach schweizerischem oder einem anderen Recht im Zusammenhang mit der gerichtlichen Geltendmachung von Rechten aus den Schuldverschreibungen erforderlich wird. In einem solchen Fall werden die Einzelurkunden und Zinsscheine die faksimilierten Utnerschriften zweier ordnungsgemäss bevollmächtigter Vertreter der Emittentin sowie des staatlich bestellten Treuhänders tragen, von der Schweizer Hauptzahlstelle mit einer Kontrollunterschrift versehen, und gemäss den Vorschriften der SWX Swiss Exchange kostenfrei für die Gläubiger gedruckt.

(5) *Gläubiger von Schuldverschreibungen.* "Gläubiger" bedeutet jeder Inhaber eines Miteigentumsanteils oder anderen Rechts an den Schuldverschreibungen.

§ 2
STATUS

Die Schuldverschreibungen begründen nicht nachrangige Verbindlichkeiten der Emittentin, die untereinander gleichrangig sind. Die Schuldverschreibungen sind nach Maßgabe des Pfandbriefgesetzes gedeckt und stehen im gleichen Rang mit allen anderen Verpflichtungen der Emittentin aus Öffentlichen Pfandbriefen.

§ 3
ZINSEN

(1) *Zinssatz und Zinszahlungstage.* Die Schuldverschreibungen werden in Höhe ihres Nennbetrages verzinst, und zwar vom 7. August 2007 (einschließlich) bis zum Fälligkeitstag (wie in § 5(1) definiert) (ausschließlich) mit jährlich 3.375%. Die Zinsen sind nachträglich am 7. Januar eines jeden Jahres zahlbar (jeweils ein "Zinszahlungstag"). Die erste Zinszahlung erfolgt am 7. Januar 2008 (erster kurzer Coupon) und beläuft sich auf CHF 70.3125 je Schuldverschreibung im Nennbetrag von CHF 5'000.

(2) *Auflaufende Zinsen.* Der Zinslauf der Schuldverschreibungen endet an dem

Tag, an dem sie zur Rückzahlung fällig werden. Falls die Emittentin die Schuldverschreibungen bei Fälligkeit nicht einlöst, erfolgt die Verzinsung des ausstehenden Nennbetrages der Schuldverschreibungen vom Tag der Fälligkeit bis zum Tag der tatsächlichen Rückzahlung der Schuldverschreibungen in Höhe des gesetzlich festgelegten Satzes für Verzugszinsen, es sei denn, die Schuldverschreibungen werden mit einem höheren als dem gesetzlich festgelegten Satz für Verzugszinsen verzinst.

(3) *Berechnung der Zinsen für Teile von Zeiträumen.* Sofern Zinsen für einen Zeitraum von weniger als einem Jahr zu berechnen sind, erfolgt die Berechnung auf der Grundlage des Zinstagequotienten (wie nachstehend definiert).

(4) *Zinstagequotient.* "Zinstagequotient" bezeichnet im Hinblick auf die Berechnung eines Zinsbetrages auf eine Schuldverschreibung für einen beliebigen Zeitraum (der "Zinsberechnungszeitraum"):

die Anzahl von Tagen im Zinsberechnungszeitraum dividiert durch 360, wobei die Anzahl der Tage auf der Grundlage eines Jahres von 360 Tagen mit zwölf Monaten zu je 30 Tagen zu ermitteln ist (es sei denn, (A) der letzte Tag des Zinsberechnungszeitraums fällt auf den 31. Tag eines Monats, während der erste Tag des Zinsberechnungszeitraums weder auf den 30. noch auf den 31. Tag eines Monats fällt, in welchem Fall der den letzten Tag enthaltende Monat nicht als ein auf 30 Tage gekürzter Monat zu behandeln ist, oder (B) der letzte Tag des Zinsberechnungszeitraums fällt auf den letzten Tag des Monats Februar, in welchem Fall der Monat Februar nicht als ein auf 30 Tage verlängerter Monat zu behandeln ist).

§ 4
ZAHLUNGEN

(1) (a) *Zahlungen auf Kapital.* Zahlungen auf Kapital in bezug auf die Schuldverschreibungen erfolgen nach Maßgabe des nachstehenden Absatzes 2 an die Schweizer Hauptzahlstelle zur Weiterleitung an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems gegen Vorlage und (außer im Fall von Teilzahlungen) Einreichung der die Schuldverschreibungen zum Zeitpunkt der Zahlung verbriefenden Globalurkunde bei der bezeichneten Geschäftsstelle der Schweizer Hauptzahlstelle.

(b) *Zahlung von Zinsen.* Die Zahlung von Zinsen auf Schuldverschreibungen erfolgt nach Maßgabe von Absatz 2 an die Schweizer Hauptzahlstelle zur Weiterleitung an das Clearing System oder dessen Order zur Gutschrift auf den Konten der jeweiligen Kontoinhaber des Clearing Systems.

(2) *Zahlungsweise.* Vorbehaltlich geltender steuerlicher und sonstiger gesetzlicher Regelungen und Vorschriften erfolgen zu leistende Zahlungen auf die Schuldverschreibungen in Schweizer Franken. Die für den Zahlungsdienst dieser Emission benötigten Mittel wird die Emittentin der Schweizer Hauptzahlstelle rechtzeitig vor jedem Zahlungstermin in freien Schweizer Franken zur Verfügung stellen, kostenfrei für die Gläubiger, welches die Umstände auch sein mögen, und ohne Rücksicht auf irgendwelche zukünftigen Transferbeschränkungen und ausserhalb irgendeines bilateralen oder multilateralen Zahlungs- oder Clearingabkommens, das zur Zeit solcher Zahlungen oder Rückzahlungen zwischen der Bundesrepublik Deutschland einerseits und der Schweiz andererseits bestehen könnte.

(4) *Erfüllung.* Die Emittentin wird durch Leistung der Zahlung an die Schweizer Hauptzahlstelle oder dessen Order von ihrer Zahlungspflicht befreit.

(5) *Zahltag.* Fällt der Fälligkeitstag einer Zahlung in bezug auf eine Schuldverschreibung auf einen Tag, der kein Zahltag ist, dann hat der Gläubiger keinen Anspruch auf Zahlung vor dem nächsten Zahltag am jeweiligen Geschäftsort. Der Gläubiger ist nicht berechtigt, weitere Zinsen oder sonstige Zahlungen aufgrund dieser Verspätung zu verlangen. Für diese Zwecke bezeichnet "Zahltag" einen Tag (außer einem Samstag oder Sonntag), an dem (i) das Clearing System und (ii) Geschäftsbanken und Devisenmärkte in Zürich und das Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET) Zahlungen abwickeln.

(6) *Bezugnahmen auf Kapital.* Bezugnahmen in diesen Emissionsbedingungen auf Kapital der Schuldverschreibungen schließen, soweit anwendbar, die folgenden Beträge ein: Den Rückzahlungsbetrag der Schuldverschreibungen sowie jeden Aufschlag sowie sonstige auf oder in bezug auf die Schuldverschreibungen zahlbaren Beträge.

(7) *Hinterlegung von Kapital und Zinsen.* Die Emittentin ist berechtigt, beim Amtsgericht Frankfurt am Main Zins- oder Kapitalbeträge zu hinterlegen, die von den Gläubigern nicht innerhalb von zwölf Monaten nach dem Fälligkeitstag beansprucht worden sind, auch wenn die Gläubiger sich nicht in Annahmeverzug befinden. Soweit eine solche Hinterlegung erfolgt, und auf das Recht der Rücknahme verzichtet wird, erlöschen die diesbezüglichen Ansprüche der Gläubiger gegen die Emittentin.

§ 5
RÜCKZAHLUNG

Rückzahlung bei Endfälligkeit

Soweit nicht zuvor bereits ganz oder teilweise zurückgezahlt oder angekauft und entwertet, werden die Schuldverschreibungen zu ihrem Rückzahlungsbetrag am 7. Januar 2016 (der "Fälligkeitstag") zurückgezahlt. Der Rückzahlungsbetrag in bezug auf jede Schuldverschreibung entspricht dem Nennbetrag der Schuldverschreibungen.

§ 6
DIE SCHWEIZER ZAHLSTELLEN

(1) *Bestellung; bezeichnete Geschäftsstelle.* Die anfänglich bestellte Schweizer Hauptzahlstelle und die anfänglich bestellten Schweizer Zahlstellen und deren jeweiligen anfänglichen bezeichnete Geschäftsstellen lauten wie folgt:

Schweizer Hauptzahlstelle:	Zürcher Kantonalbank Bahnhofstrasse 9 8001Zürich
Schweizer Zahlstellen:	Bank Vontobel AG Bahnhofstrasse 3 8001 Zürich Pictet & Cie Route des Acacias 60 1227 Carouge/GE

Die Schweizer Hauptzahlstelle und die Schweizer Zahlstellen behalten sich das Recht vor, jederzeit ihre jeweilige bezeichnete Geschäftsstelle durch eine andere bezeichnete Geschäftsstelle in derselben Stadt zu ersetzen.

(2) *Änderung der Bestellung oder Abberufung.* Die Emittentin behält sich das Recht vor, jederzeit die Bestellung der Schweizer Hauptzahlstelle oder einer Schweizer Zahlstelle zu ändern oder zu beenden und eine andere Schweizer Hauptzahlstelle oder zusätzliche oder andere Schweizer Zahlstellen zu bestellen. Die Emittentin wird zu jedem Zeitpunkt (i) eine Schweizer Hauptzahlstelle unterhalten, und (ii) solange die Schuldverschreibungen an der SWX Swiss Exchange notiert sind, eine Schweizer Zahlstelle (die die Schweizer Hauptzahlstelle sein kann) mit bezeichneter Geschäftsstelle in der Schweiz und/oder an solchen anderen Orten unterhalten, die die Regeln dieser Börse verlangen. Eine Änderung, Abberufung, Bestellung oder ein sonstiger Wechsel wird nur wirksam (außer im Insolvenzfall, in dem eine solche Änderung sofort wirksam wird), sofern die Gläubiger hierüber gemäß § 10 vorab unter Einhaltung einer Frist von mindestens 30 und nicht mehr als 45 Tagen informiert wurden.

(3) *Beauftragte der Emittentin.* Die Schweizer Hauptzahlstelle und die Zahlstellen handeln ausschließlich als Beauftragte der Emittentin und übernehmen keinerlei Verpflichtungen gegenüber den Gläubigern; es wird kein Auftrags- oder Treuhandverhältnis zwischen ihnen und den Gläubigern begründet.

§ 7
STEUERN

Sämtliche in bezug auf die Schuldverschreibungen zu zahlenden Beträge sind an der Quelle ohne Einbehalt oder Abzug von oder aufgrund von gegenwärtigen oder zukünftigen Steuern oder sonstigen Abgaben gleich welcher Art zu leisten, die von oder in der Bundesrepublik Deutschland oder für deren Rechnung oder von oder für Rechnung einer politischen Untergliederung oder Steuerbehörde der oder in der Bundesrepublik Deutschland auferlegt oder erhoben werden, es sei denn, ein solcher Einbehalt oder Abzug ist gesetzlich vorgeschrieben.

§ 8
VORLEGUNGSFRIST

Die in § 801 Absatz 1 Satz 1 BGB bestimmte Vorlegungsfrist wird für die Schuldverschreibungen auf zehn Jahre verkürzt.

§ 9
BEGEBUNG WEITERER SCHULDVERSCHREIBUNGEN, ANKAUF UND ENTWERTUNG

(1) *Begebung weiterer Schuldverschreibungen.* Die Emittentin ist berechtigt, jederzeit ohne Zustimmung der Gläubiger weitere Schuldverschreibungen mit gleicher Ausstattung (gegebenenfalls mit Ausnahme des Tags der Begebung, des Verzinsungsbeginns und/oder des Ausgabepreises) in der Weise zu begeben, dass sie mit diesen Schuldverschreibungen eine einheitliche Serie bilden.

(2) *Ankauf.* Die Emittentin ist berechtigt, Schuldverschreibungen im Markt oder anderweitig zu jedem beliebigen Preis zu kaufen. Die von der Emittentin erworbenen Schuldverschreibungen können nach Wahl der Emittentin von ihr gehalten, weiterverkauft oder bei der Emissionsstelle zwecks Entwertung eingereicht werden. Sofern diese Käufe durch öffentliches Angebot erfolgen, muss dieses Angebot allen Gläubigern gemacht werden.

(3) *Entwertung.* Sämtliche vollständig zurückgezahlten Schuldverschreibungen sind unverzüglich zu entwerten und können nicht wiederbegeben oder

wiederverkauft werden.

§ 10
MITTEILUNGEN

(1) *Bekanntmachung.* Alle die Schuldverschreibungen betreffenden Mitteilungen werden durch die Schweizer Hauptzahlstelle rechtsgültig veranlasst und durch elektronische Publikation auf der Webseite der SWX Swiss Exchange (www.swx.com) veröffentlicht. Jede derartige Mitteilung gilt am Tag der Veröffentlichung (oder bei mehreren Veröffentlichungen am Tag der ersten solchen Veröffentlichung) als wirksam erfolgt.

(2) *Mitteilungen an das Clearing-System.* Solange Schuldverschreibungen an einer Börse notiert sind, findet Absatz 1 Anwendung. Soweit dies die Regeln der SWX Swiss Exchange zulassen, kann die Emittentin eine Mitteilung an das Clearing System zur Weiterleitung an die Gläubiger veranlassen; jede derartige Mitteilung gilt am siebten Tag nach dem Tag der Mitteilung an das Clearing System als den Gläubigern mitgeteilt.

§ 11
ANWENDBARES RECHT, ERFÜLLUNGSORT, GERICHTSSTAND UND GERICHTLICHE GELTENDMACHUNG

(1) *Anwendbares Recht.* Form und Inhalt der Schuldverschreibungen sowie die Rechte und Pflichten der Gläubiger und der Emittentin bestimmen sich in jeder Hinsicht nach deutschem Recht.

(2) *Erfüllungsort.* Erfüllungsort ist Essen.

(3) *Gerichtsstand.* Nicht ausschließlich zuständig für sämtliche im Zusammenhang mit den Schuldverschreibungen entstehenden Klagen oder sonstige Verfahren ("Rechtsstreitigkeiten") ist das Landgericht Essen. Die Zuständigkeit des vorgenannten Gerichts ist ausschließlich, soweit es sich um Rechtsstreitigkeiten handelt, die von Kaufleuten, juristischen Personen des öffentlichen Rechts, öffentlichrechtlichen Sondervermögen und Personen ohne allgemeinen Gerichtsstand in der Bundesrepublik Deutschland angestrengt werden. Die deutschen Gerichte sind ausschließlich zuständig für die Kraftloserklärung abhanden gekommener oder vernichteter Schuldverschreibungen.

(4) *Gerichtliche Geltendmachung.* Jeder Gläubiger von Schuldverschreibungen ist berechtigt, in jedem Rechtsstreit gegen die Emittentin oder in jedem Rechtsstreit, in dem der Gläubiger und die Emittentin Partei sind, seine Rechte aus diesen Schuldverschreibungen im eigenen Namen auf der folgenden Grundlage zu schützen oder geltend zu machen: (i) er bringt eine Bescheinigung der Depotbank bei, bei der er für die Schuldverschreibungen ein Wertpapierdepot unterhält, welche (a) den vollständigen Namen und die vollständige Adresse des Gläubigers enthält, (b) den Gesamtnennbetrag der Schuldverschreibungen bezeichnet, die unter dem Datum der Bestätigung auf dem Wertpapierdepot verbucht sind und (c) bestätigt, dass die Depotbank gegenüber dem Clearing System eine schriftliche Erklärung abgegeben hat, die die vorstehend unter (a) und (b) bezeichneten Informationen enthält; und (ii) er legt eine Kopie der die betreffenden Schuldverschreibungen verbriefenden Globalurkunde vor, deren Übereinstimmung mit dem Original eine vertretungsberechtigte Person des Clearing Systems oder des Verwahrers des Clearing Systems bestätigt hat, ohne dass eine Vorlage der Originalbelege oder der die Schuldverschreibungen verbriefenden Globalurkunde in einem solchen Verfahren erforderlich wäre. Für die Zwecke des Vorstehenden bezeichnet "Depotbank" jede Bank oder ein sonstiges

anerkanntes Finanzinstitut, das berechtigt ist, das Wertpapierverwahrungsgeschäft zu betreiben und bei der/dem der Gläubiger ein Wertpapierdepot für die Schuldverschreibungen unterhält, einschließlich des Clearing Systems. Unbeschadet des Vorstehenden kann jeder Gläubiger seine Rechte aus den Schuldverschreibungen auch auf jede andere Weise schützen oder geltend machen, die im Land des Rechtsstreits prozessual zulässig ist.

§ 12
SPRACHE

Diese Emissionsbedingungen sind in deutscher Sprache abgefasst. Eine Übersetzung in die englische Sprache ist beigefügt. Der deutsche Text ist bindend und maßgeblich. Die Übersetzung in die englische Sprache ist unverbindlich.


JUNI
JUNE
JUIN
GIUGNO

Half-year Financial Report as of June 30, 2007

HYPOTHEKENBANK IN ESSEN AG

A member of the COMMERZBANK

At a glance

	Jun 30, 2007 in € m	Dec 31, 2006 in € m
Balance sheet total	98,499	102,357
Subscribed capital and reserves	846	749
Profit-sharing certificates	288	288
Subordinated liabilities	388	373
Claims outstanding		
Mortgage loans	8,205	8,074
Public-sector loans	33,753	33,249
Securities issued by other borrowers	45,147	45,109
Other loans/other claims	9,278	12,802
Liabilities		
to banks	13,257	12,767
to customers	7,980	7,384
Securitized liabilities	75,318	80,320

	Jun 30, 2007 in € m	Jun 30, 2006 in € m
New lending commitments		
Mortgage loans	565	1,062
Public-sector loans	6,760	4,272
Securities issued by other borrowers	9,186	12,613
Profit and loss account		
Net interest income	98.7	152.1
Net interest and commission income	91.4	138.3
General operating expenses	23.2	18.9
Operating result before provision for possible loan losses	65.3	121.4
Provision for possible loan losses	–15.7	–32.3
Operating result	49.6	89.1
Half-year net income	35.6	68.8

Rounding may cause small differences in totals and percentages in this report.

Contents

This half-year financial report is also available in German.
The German version is binding in all matters of interpretation.

Supervisory Board

MICHAEL REUTHER
Chairman *(since March 21, 2007)*
Member of the Board of Managing Directors,
Commerzbank AG

DR. ERIC STRUTZ
Chairman *(until March 21, 2007)*
Member of the Board of Managing Directors,
Commerzbank AG

DIPL.-OEC. BERTA SCHUPPLI
Deputy Chairman

WOLFGANG HARTMANN
Member of the Board of Managing Directors,
Commerzbank AG

ERICH LABS
Employee Representative
Hypothekenbank in Essen AG

KURT MÜLLER
Employee Representative
Immobilien Expertise GmbH

Board of Managing Directors

HUBERT SCHULTE-KEMPER
Chairman

BURKHARD DALLOSCH

MICHAEL FRÖHNER
(until March 31, 2007)

WOLFGANG GROTH
(since April 1, 2007)

Advisory Council

DR. AXEL FRHR. V. RUEDORFFER
Chairman
Member of the Central Advisory Board,
Commerzbank AG

DR. FRIEDEL ABEL

FRANZ GRAVE
Auxiliary Bishop

HAROLD HÖRAUF
Member of the Supervisory Board,
HSBC Trinkaus & Burkhardt KGaA

DR. HANS-JOACHIM JACOB
Auditor

UWE KRUSCHINSKI
Member of the Board of Managing Directors,
Landesbank Berlin AG

DR. UDO SCHEFFEL
Chairman of the Executive Board,
GBW AG Bayerische Wohnungs-Aktiengesellschaft

DR. WOLFGANG SCHUPPLI
Lawyer

PRIV.-DOZ. DR. ULF R. SIEBEL
Lawyer

DR. ALFRED TACKE
Chairman of the Board of Managing Directors,
STEAG AG

Executive Vice Presidents

NORBERT BODDENBERG

HANS-JÜRGEN KRÖNCKE

JENS REMMERS

Trustees

DIETER EBERLE
Lawyer

DR. THOMAS GEER
Deputy

FRANZ-JOSEF SCHWARZHOF
(since April 1, 2007)
Deputy

Interim Management Report





This interim report has been compiled in accordance with § 37w of the German Securities Trading Act (WpHG) and the German Accounting Standard DRS 16.

Economic Background

In the first quarter of 2007 GDP in the G3 currency area grew by 0.5% compared to the fourth quarter of 2006. Thus the G3 GDP growth rate basically halved compared to the final quarter of 2006. In the second quarter of 2007, however, overall economic expansion in the G3 currency area regained some of its momentum. As forecast by us, global economic recovery thus continued in the first half of 2007, albeit at a somewhat slower pace.

Economic development in the United States

In the first quarter of 2007 U.S. GDP grew by an annualized rate of just 0.7%. The main reasons for this low growth rate are a decrease of U.S. net exports by nearly USD 24 billion and inventory reductions by U.S. companies. Consumers, in contrast, continued on a spending spree, driven by the dynamic growth in wage and salary disbursements. Despite the fall in purchasing power resulting from an increase in food and energy prices personal consumption expenditures rose at an annual rate of 4.2%.

In the second quarter of 2007 personal consumption expenditures have nonetheless slowed down noticeably. At the same time, however, corporate investment picked up some speed. Accordingly, the contribution of corporate investment to GDP growth was stronger than in the weak first quarter.

In line with our forecasts, the Federal Reserve kept its federal funds target rate unchanged at 5.25%. Given that the U.S. Central Bank repeatedly pointed to inflation risks in its statements, there are no signs of potential rate cuts in the second half of the year. Yields on 10-year U.S. Treasury Notes rose from 4.70% at the end of December 2006 to up to 5.02% at the end of June 2007. This yield increase can mostly be ascribed to the fact that several growth indicators for the manufacturing sector turned upwards, dispelling the economic pessimism which prevailed amongst capital market participants. In view of the revised growth expectations, bond market participants abandoned their hopes for rate cuts in the near future. In addition, U.S. bond markets suffered from the capital market participants' concerns that foreign central banks might scale down their investments in U.S. bonds.

Economic development in the euro area

The change rate of economic growth in the euro area decreased from 0.9% in the last quarter of 2006 to 0.7% in the first quarter of 2007. The main reason for this deceleration is the decline in personal consumption expenditures following the value-added tax increase in Germany. Even though economic sentiment in the euro area hit a six-year peak in May, the "hard" growth indicators only suggest a moderate acceleration in economic expansion in the second quarter.

Our forecast that the European Central Bank (ECB) would increase its minimum bid rate for the main refinancing operations in several steps to 4% or more in 2007 has already materialized. As expected, the monetary watchdogs in the Eurotower decided to increase the ECB key interest rate by 25 basis points to 4% during their meeting on June 6, 2007. In the subsequent press conference ECB President Jean-Claude Trichet indicated that this has not marked the end of the ECB's series of rate hikes. Combined with the weak U.S. bond market the ECB's interest rate policy led to an increase in long-term euro bond yields. 10-year Bund yields rose from 3.95% at the end of December 2006 to 4.57% at the end of June 2007. The yield spread

Comparison of government bond yields in the United States and Germany between July 1, 2006 and June 30, 2007


%
percentage points
5.5
5.0
4.5
4.0
3.5
3.0
2.0
1.5
1.0
0.5
0.0
−0.5
Jul 06
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 07
□ 10-year U.S. Treasury Notes (left scale)
■ 10-year Bunds (left scale)
Spread of Treasury Notes over Bunds (right scale)

Source: Bloomberg

Money market rates and Pfandbrief yields in the euro area between July 1, 2006 and June 30, 2007 in %


5.0
4.0
3.0
2.0
1.0
Jul 06
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 07
■ 10-year Pfandbriefe
■ 5-year Pfandbriefe
Marginal lending facility
□ 3-month money market rate
■ Deposit facility

Sources: Bloomberg, ECB

of 10-year Pfandbriefe (PEX) over Bunds (REX) with the same maturity rose from 24 basis points at the end of December 2006 to 31 basis points at the end of June 2007.

Economic development in Japan

Economic growth in Japan lost some of its momentum in the reporting period. Annualized GDP growth was at a robust 3.3% in the first quarter of 2007. However, this figure needs to be put into perspective, given the 5.4% growth rate seen in the final quarter of 2006. The main driving forces behind GDP growth were net exports, closely followed by personal consumption expenditures. Corporate investment, in contrast, hardly made any contribution to GDP growth. Economic expansion slowed down further in the second quarter of 2007. Even though economic recovery continued, the year-on-year change rate of the consumer price index customarily used in Japan – which does not include fresh food – was slightly below zero during the past few months. Contrary to our expectations, the deflationary trends at the consumer level have therefore not noticeably diminished to date. Nonetheless, the Bank of Japan continued to scale back its accommodative monetary policy in line with our forecasts. In February, the Japanese Central Bank increased its target for the uncollateralized overnight call rate by 25 basis points to 0.5%. Our forecast that yields on 10-year Japanese government bonds would reach the 2% mark at year-end 2007 materialized as early as in June, with 10-year Japanese bond yields temporarily hitting 1.96%.

Trends in the banking industry

As before, banks saw a healthy increase in new loan applications, even though demand for new corporate loans slightly declined year-on-year. The main reasons for this development are considerable investment in fixed and current assets, as well as expenditures relating to mergers, acquisitions and restructuring. As in the previous quarter, net demand for consumer loans was positive. This can mainly be ascribed to the fact that consumer demand for durable goods continued to be strong. In contrast to this the number of new home loan applications clearly declined in the first quarter of 2007, mainly due to the increase in interest rates seen on the capital markets in the reporting period.

Capital Markets

New lending business

In the capital markets segment we granted new loans totaling €15.9bn (€16.9bn) in the period under review. New transactions included €15.8bn (€16.5bn) in loans and securities eligible to serve as cover for our public-sector Pfandbriefe.

New lendings to domestic public-sector entities totaled €7.7bn (€5.7bn), a 35.1% increase compared to the same period in the previous year. Loans to other borrowers governed by public law totaled €2.7bn (€2.4bn). The total volume of new loans and securities to foreign borrowers that are eligible to serve as cover for our public-sector Pfandbriefe declined to €5.4bn compared to €8.4bn. This figure includes loans totaling €1bn to Austrian borrowers and €0.6bn to borrowers in the United States.

Loans to foreign borrowers that are not eligible for cover totaled just €0.1bn (€0.4bn). We have not granted any loans not eligible for cover to domestic borrowers in the period under review.
In the first half of 2007 we granted for the first time syndicated loans totaling €120m in the capital markets segment. Furthermore, we added credit default swaps (CDS) as protection buyer to our product range. In the reporting period the total volume traded in this segment was €400m. In addition, we acquired a public-sector loan portfolio which totaled some €1.2bn and mostly included domestic loans.

Portfolio trends – Capital markets business by region in € bn


49.9
49.2
24.2
25.0
2.9
3.6
50
40
30
20
10
0
Germany
Europe
Other
Dec 31, 2006
Jun 30, 2007

Capital market portfolio
In the period under review our total capital market portfolio increased by 1% from €77bn to €77.8bn. In line with our internationalization strategy the portion of loans to domestic borrowers declined by €0.7bn, or 1.4%, from €49.9bn to €49.2bn. Simultaneously, the portion of loans to borrowers in the EU, other European countries, Asia, North America and other foreign countries rose by €1.5bn, or 5.5%, from €27.1bn to €28.6bn.

The breakdown by sector shows that the slight decline in loans to territorial authorities was more than offset by an increase in loans to banks and to the corporate sector. While the total volume of loans to territorial authorities declined by €0.4bn from €47.2bn to €46.8bn, the total volume of loans to banks rose by €1bn from €27.9bn to €28.9bn. Loans to the corporate sector increased by €0.2bn from €1.9bn to €2.1bn.

Similar to year-end 2006 the emphasis within the scope of the territorial authorities portfolio, the largest at €46.8bn (€47.2bn), was on the German Federal States *(Länder)* which accounted for €25.4bn (€25.5bn). Even though this is a decline in absolute figures, their relative share rose slightly from 54% to 54.3%. The portion of loans to German

Portfolio trends – Capital markets business by sector in € bn


50
40
30
20
10
0
47.2 46.8
27.9 28.9
1.9 2.1
Territorial authorities
Banks
Corporates
Dec 31, 2006
Jun 30, 2007

Portfolio trends – Territorial authorities in € bn


30
25
20
15
10
5
0
2.7 2.0
25.5 25.4
4.3 5.1
8.1 7.8
4.3 4.6
2.3 1.9
German Federal Government
German Federal States (Länder)
Towns and municipalities
Central governments
Regional governments
Towns and municipalities
Germany
Foreign countries
Dec 31, 2006
Jun 30, 2007

Portfolio trends – Banks in € bn


15
12.5
10
7.5
5
2.5
0
5.0 4.8
10.5 10.1
1.7 1.6
0.3 0.3
10.4 12.1
Savings banks
Other credit institutions governed by public law
Banks
Other credit institutions governed by public law
Banks
Germany
Foreign countries
Dec 31, 2006
Jun 30, 2007

municipalities in the portfolio rose 18.6% from €4.3bn to €5.1bn. At the same time, the portion of loans to the German Federal Government decreased from €2.7bn to €2bn.

At €7.8bn (€8.1bn), the portion of loans to foreign central governments was slightly lower than at year-end 2006. Similarly, the portion of loans to foreign municipalities decreased from €2.3bn to €1.9bn. In contrast to this, loans to foreign regional governments rose 7% from €4.3bn to €4.6bn. Overall the foreign territorial authorities portfolio reached a volume of €14.3bn compared to €14.7bn at year-end 2006.

The first half of 2007 saw a decline of the proportion of domestic borrowers in the banks portfolio which totaled €28.9bn (€27.9bn). Thus the volume in the savings bank segment fell to €4.8bn (€5bn). Similarly, claims on other credit institutions governed by public law declined from €10.5bn to €10.1bn. Lending to private domestic banks decreased from €1.7bn to €1.6bn.
In contrast to this, our portfolio of loans to foreign banks increased in the first half of this year. At €0.3bn, the total volume of loans to other foreign credit institutions governed by public law remained unchanged compared to year-end 2006. The total volume of foreign bank bonds, however, rose 16.3% from €10.4bn to €12.1bn.

Overall, the development of our capital market portfolio reflected the progressive diversification and internationalization of our capital markets activities. The proportion of German counterparties fell to 63.2% as compared to 64.8% at year-end 2006. At the same time, the foreign loan portfolio rose slightly to 36.8%.

Real Estate Finance

Trends in significant real estate markets

Mainly driven by the ongoing overall economic upswing, the German office markets improved further in the period under review. The noticeable revival in demand for office space had a positive impact on the real estate markets. Rental rates for office space in good locations increased slightly, with certain markets seeing a shortage of modern office space in prime locations. On an international level, our target real estate markets also saw an increase in asking rents. This is in line with the trend towards falling vacancy rates already observed in 2006.

New lending commitments

In the first half of 2007 we granted new real estate loans totaling €0.6bn (€1.1bn). While the share of new residential loans decreased to 44.3% (78.1%), the main focus was on commercial loans which made up 55.7% (21.9%) of the total. The breakdown by country shows total lending outside Germany at 27.3%, an increase of 18.8 percentage points compared to the same period in the previous year.

New commercial loans totaled €0.3bn (€0.3bn) in the reporting period. At 60.8% (28.1%) the emphasis of our closings was on office buildings. Retail space accounted for 34% (61.5%). The remaining loans essentially relate to logistics centers and industrial space, as well as to other non-residential properties.

New lending commitments as of June 30, 2007

Breakdown by type of property in %


6.3
33.9
37.9
0.3
2.5
0.1
Office
Industrial
Retail
Logistics centers and warehouses
Other
Owner-occupied houses and condominiums
Apartment buildings

Total: €565.1m

Breakdown by region in %


4.1
27.3
40.2
28.4
Commercial properties outside Germany
Commercial properties West German Federal States
Residential properties West German Federal States
Residential properties East German Federal States

Total: €565.1m

Mortgage loan portfolio as of June 30, 2007

Breakdown by type of property in %


8.8
17.1
0.9
6.4
1.2
0.8
2.1
62.7
Office
Industrial
Retail
Hotels and restaurants
Logistics centers and warehouses
Other
Owner-occupied houses and condominiums
Apartment buildings

Total: €8,328.7m

Breakdown by region in %


8.0
12.6
13.9
2.1
0.6
62.8
Commercial properties outside Germany
Commercial properties West German Federal States
Commercial properties East German Federal States
Residential properties outside Germany
Residential properties West German Federal States
Residential properties East German Federal States

Total: €8,328.7m

New lending commitments as of June 30, 2007 Germany

Breakdown by type of property in %


8.7
16.4
0.4
52.2
0.1
2.9
Office
Industrial
Retail
Logistics centers and warehouses
Other
Owner-occupied houses and condominiums
Apartment buildings

Total: €411m

Breakdown by region in %


5.6
39.1
55.3
Commercial properties West German Federal States
Residential properties West German Federal States
Residential properties East German Federal States

Total: €411m

Real estate finance – Germany
In the first half of 2007 we granted new loans totaling €411m (€972.5m) within the German real estate market. This corresponds to 72.7% (91.5%) of all new lending commitments.
New loans secured by commercial properties accounted for €160.9m (€183.2m), while new loans secured by residential properties – one-family, two-family and multi-family houses and condominiums – decreased to €250.1m (€789.3m). New loans totaling €216.2m (€769.5m) were forwarded to us by our parent company, Commerzbank AG.

Most of these loans were granted under one of the special loan programs for private home-builders or home buyers, which were placed on the market in cooperation with Commerzbank. The total volume of these special loan programs was approximately €131m in the period under review. All loans granted under these programs are secured by first ranking mortgages of up to 60% of the lending value *(Beleihungswert)*.

New lending commitments as of June 30, 2007
International real estate finance

Breakdown by type of property in %


1.2
80.6
Office
Retail
Other

Total: €154.1m

International real estate finance

In the reporting period we granted new loans to foreign borrowers to the amount of €154.1m (€89.9m). All of these loans were secured by commercial properties. In the breakdown by country, Austria accounted for €54m, the United Kingdom for €42.5m and France for €30m. In addition, we granted loans in Poland and Switzerland.

The percentage of mortgage loans which exceed three fifths of the lending value *(Beleihungswert)* and are therefore not eligible to serve as cover for our mortgage Pfandbriefe was, on average, 13.5% (13.6%) in the first half of 2007.

New lending commitments as of June 30, 2007
International real estate finance

Breakdown by country in %


5.4
12.5
27.6
35.0

Total: €154.1m

United Kingdom	
Office	29.6
Retail	65.9
Other	4.5
France	
Office	100.0
Austria	
Office	100.0
Poland	
Office	100.0
Switzerland	
Office	100.0

Mortgage loan portfolio

As of June 30, 2007 the mortgage loan portfolio totaled €8.3bn (€8.2bn). The residential loan portfolio remained at the level posted at year-end 2006, totaling €5.9bn (€5.9bn). Similarly, the commercial loan portfolio remained basically unchanged at €2.4bn compared to €2.3bn at year-end 2006.

The loan extension ratio, i.e. the percentage of loans renewed on the repricing date, was 46.1% (31.7%) on the reporting date.

Percentage of subordinated loans, i.e. loans exceeding 60% of the lending value *(Beleihungswert)* in %


20
15
10
5
0
Jul 06
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 07

Funding

In the reporting period Essen Hyp issued bonds to the amount of €11.2bn (€26.2bn). Public-sector Pfandbriefe accounted for €4.1bn (€14.3bn) of this figure, while mortgage Pfandbriefe accounted for €0.2bn (€1.8bn) and other bonds not requiring cover for €6.9bn (€10.1bn). At €4.6bn (€6bn), most of these uncovered bonds were issued as revolving credit via our Commercial Paper Program.

In the Jumbo Pfandbrief segment we placed a benchmark issue of €1.5bn in February this year. Originally, we had planned for an issuance volume of €1bn. Given, however, that the Pfandbrief was

Outstanding Pfandbriefe and bonds issued by Essen Hyp
as at year-end in € bn; as of June 30, 2007


89
84
71
63
80
70
60
50
40
30
20
10
0
2004
2005
2006
2007
Mortgage Pfandbriefe
Public-sector Pfandbriefe
Other bonds and notes

oversubscribed by two and a half times within a short period of time, we decided to increase the original volume by 50%. Two thirds of the issue was placed with international investors. In addition, we increased an outstanding Global by €125m in the reporting period.

As before, the Commercial Paper Program remained the most important pillar in our uncovered funding activities. This program enables us to issue short-term money market debt instruments in all major currencies. In the reporting period 109 (116) drawings to the amount of €4.6bn (€6bn) were made in EUR, USD, CHF and JPY. As of June 30, 2007 program utilization was €2.1bn (€2.5bn).

Furthermore, we raised funds totaling €1.7bn (€6.1bn) under our Debt Issuance Program (DIP), mostly in EUR and USD. In addition to the already existing utilization we effected 12 (64) new drawings. We use our Debt Issuance Program to raise medium and long-term funds on the capital markets. The instruments are placed via globally operating banks.

In the period under review we additionally placed an uncovered bond totaling €1bn in the Short Liquid Money Market Bond (SLIMBO) segment. Due to its good performance this bond, which has a term of one year, was increased by €250m.

Earnings, Assets and Financial Situation

To the extent that the presentation of the bank's earnings situation includes figures from the profit and loss account for the first half of 2006 (figures in brackets), it has to be taken into account that these figures do not constitute the previous year's figures within the meaning of § 265 Sec. 2 HGB, given that they have been calculated partly on the basis of the accounting standards applicable to annual financial statements and partly on a budget basis. In view of the calculation method applied we are nonetheless of the opinion that these figures are meaningful and suitable for comparison purposes.

Earnings

Income. In the reporting period net interest income came to €98.7m compared to €152.1m in the same period of the previous year. This decline is mainly due to the difficult market environment which is characterized by a flat yield curve.
Commission income basically remained unchanged, amounting to €3m compared to €2.6m in the same period of the previous year.

Figures from the profit and loss account in € m


140
120
100
80
60
40
20
0
138.3
91.4
0.0
−2.8
18.9
23.2
2.0
−0.1
32.3
15.7
89.1
49.6
68.8
35.6
Net interest and commission income
Net income/ loss from proprietary trading
General operating expenses
Net other income and expenses
Provision for possible loan losses
Operating result
Half-year net income
Jun 30, 2006
Jun 30, 2007

In contrast to this, however, commission expenses decreased to €10.3m (€16.4m). This figure includes commission paid to Commerzbank AG for brokering home loans totaling €4.7m. These payments will in future years lead to corresponding improvements in our net interest income.
Net commission expenses totaled €7.3m (€13.8m) in the reporting period.
Net interest and commission income thus came to €91.4m (€138.3m).

Net loss from proprietary trading was €2.8m (€0m).

Expenses. General operating expenses rose €4.3m to €23.2m (€18.9m) in the first half of 2007. This figure includes personnel expenses totaling €10m (€7.9m). This increase in personnel expenses mainly resulted from the necessary recruitment of new staff, as well as from junior staff taken on during the reporting period. Apart from this there were no structural changes regarding our bank's staff. Another reason for the increase in personnel expenses is the fact that provisions for the retirement of Board members were made. General operating expenses additionally include depreciation on tangible assets totaling €1.3m (€0.9m), as well as

Breakdown of Essen Hyp's half-year results (year-on-year)

	Jan 1 – Jun 30, 2007 in € m	Jan 1 – Jun 30, 2006 in € m	Change in %
Interest and other current income	1,965.1	1,705.6	+15.2
– Interest paid	1,866.4	1,553.5	+20.1
= Net interest income	98.7	152.1	–35.1
– Net commission expenses	–7.3	–13.8	–47.1
= Net interest and commission income	91.4	138.3	–33.9
– Net loss from financial operations	2.8	0.0	—
– Personnel expenses	10.0	7.9	+26.6
– Other administrative expenses	11.9	10.1	+17.8
– Depreciation on tangible assets	1.3	0.9	+44.4
= Partial operating result	65.4	119.4	–45.2
+/– Net other operating income and expenses	–0.1	2.0	—
= Operating result before provision for possible loan losses	65.3	121.4	–46.2
– Provision for possible loan losses	15.7	32.3	–51.4
= Operating result	49.6	89.1	–44.3
– Tax expenditures	14.0	20.3	–31.0
= Half-year net income	35.6	68.8	–48.3

Development of balance sheet total in € bn as of June 30, 2007


102.4
98.5
92.8
79.5
74.3
71.0
69.6
58.8
56.0
45.6
100
90
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Development of important balance sheet items in € bn


102.4
98.5
80.3
75.3
45.5
45.4
33.2
33.8
8.1
8.2
100
90
80
70
60
50
40
30
20
10
0
Public-sector loans
Bonds and other fixed income securities
Mortgage loans
Securitized liabilities
Balance sheet total
Dec 31, 2006
Jun 30, 2007

other administrative expenses totaling €11.9m (€10.1m).
Net other operating income and expenses was €–0.1m (€2m) at the end of the reporting period. This item comprises, among other things, rental income from bank-owned real estate, as well as expenditures concerning the maintenance of these buildings, including lease guarantees carried as liabilities.
In the first half of 2007 the operating result before provision for possible loan losses was €65.3m (€121.4m).
On balance, provision for possible loan losses, which includes both provisions for credit risk and income and expenses from cross-compensation pursuant to § 340f Sec. 3 HGB, was €–15.7m (€–32.3m). This is a decrease by 51.4%. In the real estate business we added €11.4m (€10.8m) to the valuation allowance reserve to cover our credit risk as measured according to the most realistic value approach, while also taking into account releases. The negative balance in the securities business was €4.3m (€21.5m).
The bank's operating result after provision for possible loan losses for the first half of the year was €49.6m (€89.1m).
Due to the developments described above and, in particular, due to the low net interest income the bank's half-year net income decreased from €68.8m to €35.6m.

Assets and financial situation
As of June 30, 2007 the balance sheet total was €98.5bn (€102.4bn). The decline in total assets is essentially due to the decrease in repo transactions. In addition, the bank reduced the total volume of fund units by €0.7bn. At the same time, the public-sector loan portfolio was increased slightly from €33.2bn to €33.8bn. The item bonds and other fixed-income securities basically remained unchanged compared to year-end 2006 and totaled €45.4bn (€45.5bn).

In line with the bank's asset structure there was less need for funding, in particular in the public-sector Pfandbrief segment.

Risk assets according to *Grundsatz I* amounted to €10.9bn (€11bn) on June 30, 2007. This results in a total capital ratio of 11.9% (10.9%) in accordance with *Grundsatz I*.
The core capital ratio improved from 6.8% to 7.7% in the reporting period.

Cash flow statement

	2007
Cash funds at the beginning of period, Jan 1	242.4
Cash flow from operating activities	183.6
Cash flow from investing activities	–379.7
Cash flow from financing activities	14.9
Cash funds at the end of period, Jun 30	61.2

Ratings

In May 2007 Moody's upgraded Essen Hyp's long-term counterparty rating from A2 to A1. The rating outlook for the bank's mortgage Pfandbriefe was changed from stable to positive.

Subsequent Events

Between June 30, 2007 and August 10, 2007 there were no material events which would have had an impact on the bank's performance and which would require disclosure.

Overview of ratings as of June 30, 2007

	FitchRatings	Standard & Poor's	Moody's
Public-sector Pfandbriefe	AAA	AAA	Aaa
Mortgage Pfandbriefe	AAA	not rated	Aa1
Long-term counterparty rating	A/outlook stable	A-/outlook stable	A1/outlook stable
Short-term counterparty rating	F1	A-2	P-1
Drawings under the Debt Issuance Program			
Financial strength	B/C	not rated	C
Commercial Paper Program	not rated	A-2	P-1

Risk Report

Based on risk measurement and limitation, the objective of Essen Hyp's risk management is to take the risks identified by our bank management within a closely defined scope, while making use of the resulting return opportunities. A detailed description of our risk management system can be found in our 2006 annual report.
In the first half of 2007 there have been no material changes to the organizational framework, reporting structure and risk management as given in the 2006 management report. The methods, systems and processes outlined in our 2006 report are continuously reviewed and improved in order to meet business and regulatory requirements.

Implementation of Basel II/SolvV and MaRisk
The bank's activities as regards Basel II were driven by the supervisory review and certification of the rating components and calculation procedures. In this context, the so-called checklists for the rating procedures requiring certification *(Konkordanzlisten)* were prepared in the first half of 2007.
To implement the Minimum Requirements for Risk Management (MaRisk) Essen Hyp has assigned the relevant requirements to partial projects. As before, we are confident of our ability to fully implement the MaRisk by year-end 2007.

Risk categories
Essen Hyp differentiates between the following risk categories:

Risk categories

Market risk	Credit risk	Liquidity risk	Operational risk	Other risk
• Interest rate risk • Currency risk • Volatility risk • Credit spread risk • Trading book risk	• Default and credit quality risk • Concentration and cluster risk • Country risk • Settlement risk • Advance payment risk • Replacement risk • Performance risk	• Market liquidity risk • Funding risk	• Processing risk • System risk • Personnel risk • External event risk • Legal risk • Outsourcing risk	• Business risk • Strategic risk • Reputational risk • Real estate and property risk • Participation and equity holding risk • Risk relating to conditions not in line with the market

Risk taking capability
The central driving force of the risk and return oriented overall bank management at Essen Hyp is the optimal use of its economic capital. Economic capital is defined as the amount of capital that, with a predefined degree of probability, will have to be advanced within a year to cover unexpected losses from risk affected positions (99.95% confidence level, holding period of one year). Within the scope of the calculation of the bank's risk taking capability the economic capital is compared to the capital available for covering risk (capital for risk coverage) in order to determine whether in the event of a crisis there would be sufficient capital available to cover any losses. Risk taking capability exists if all (essential) risks are covered on an ongoing basis by the capital for risk coverage. The ratio of capital for risk coverage to economic capital over the reporting period is shown in the chart below.

Risk taking capability from July 1, 2006 to June 30, 2007 in %


100
80
60
40
20
0
Jul 06
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 07
Market risk
Credit risk
Operational risk
Business risk
Capital for risk coverage

Market risk
As of June 30, 2007 the value at risk (VaR) represented 38.6% of the approved limit. Average limit utilization over the past year was 52.3%. The utilization of the limit for worst case scenarios was 43% at the reporting date, at an average of 50% over the past year. Essen Hyp incurred almost no currency or volatility risks in the first half of 2007, or significantly eliminated those risks by means of hedging instruments.

Credit risk
Provision for possible loan losses. Recognizable risks in the credit business are appropriately taken into account by means of specific valuation allowances and of global valuation allowances for latent risks. Since the establishment of the bank there has been no need to form specific valuation allowances for the loans to public-sector bodies or entities governed by public law, or to set aside provisions for these loans.
As far as real estate finance is concerned, in-depth analyses that produce an estimation of potentially necessary precautionary measures are carried out in the course of the year to ensure a basis for the bank to plan. For risk provisioning purposes, specific valuation allowances in respect to credit risks were formed by using the most realistic value (MRV) approach. Starting with a rating of 6.1, which corresponds to the default status under

Value at risk on a daily basis and on an annual average of the authorized limit from July 1, 2006 to June 30, 2007 in %


90
80
70
60
50
40
30
20
Jul 06
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 07
VaR (daily figures)
Annual average

Basel II, the portions remaining uncovered on application of the MRV approach have been fully written down.

As part of our credit risk strategy we determined actuarial standard risk costs for both the home loan segment and commercial real estate finance on the basis of the existing portfolio quality and structure. Given that some 95% of all home loans in our portfolio do not exceed 60% of the property's lending value *(Beleihungswert)*, we use uniform standard risk costs for this business segment. In the commercial finance segment, however, standard risk costs are calculated on the basis of the loan to value ratio. In the course of further implementation of our internal rating systems, we will gradually achieve risk adjusted pricing by calculating standard risk costs based on the expected loss.

Cover pool management. § 27 Sec. 1 of the German Pfandbrief Act (PfandBG) requires Pfandbrief banks to implement an appropriate risk management system which stipulates appropriate instruments and regulations concerning management, monitoring and control, in particular as relates to risks arising out of loans included in the cover pool and the issuance of Pfandbriefe backed by these loans. The risk management system we have in place meets

Structure of our public-sector cover pool as of June 30, 2007
in %


27.5
43.5
9.4
6.9
Total: €72.9bn
The German Federal Government, the Federal Government's Special Fund and the German Federal States *(Länder)*
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
Public-sector credit institutions with special tasks
Credit institutions governed by public law (including claims guaranteed by these), savings banks and German credit institutions governed by private law
Foreign territorial authorities, foreign institutions governed by public law and foreign credit institutions

the special requirements of § 27 Sec. 1 PfandBG. The transparency requirements set out in § 28 PfandBG are also complied with.

Public-sector loans and securities issued by other borrowers. Our public-sector cover assets amounted to €72.9bn as of June 30, 2007. A breakdown of these cover pool assets by rating shows that 36.6% are rated triple A, 32.7% double A, 14% single A and 0.7% triple B. Assets that are not rated by an external rating agency total 16% of all loans included in the cover pool. 50.5% of these assets are loans to domestic and foreign public-sector entities and institutions governed by public law and 49.5% loans to credit institutions governed by public law, domestic private banks and savings banks which, according to our own creditworthiness analysis also enjoy excellent credit quality.

As a basic principle, an investment grade rating is required for the granting of loans not eligible for cover to foreign public-sector entities and other

Rating of public-sector cover assets as of June 30, 2007

Standard & Poor's / Moody's / FitchRatings	in € m	in %
AAA / Aaa / AAA	26,722	36.6
AA+ / Aa1 / AA+	5,943	8.2
AA / Aa2 / AA	5,273	7.2
AA– / Aa3 / AA–	12,608	17.3
A+ / A1 / A+	6,312	8.7
A / A2 / A	2,708	3.7
A– / A3 / A–	1,174	1.6
BBB+ / Baa1 / BBB+	384	0.5
BBB / Baa2 / BBB	93	0.1
Not rated	11,702	16.1
Total	72,919	100.0

borrowers. As of June 30, 2007 loans to these borrowers (not including derivatives) totaled €1.2bn. Of these loans, 13.5% were rated double A, 80.7% single A and 4.7% triple B. No external rating is recorded for 1.1% of these loans.

Net present value of the Pfandbrief cover. We calculate the net present value of our Pfandbrief cover on a daily basis. The legal requirement is to maintain a net present value surplus cover of 2% at all times. Our internal rule requires 2.5%. Pursuant to § 4 Sec. 2 PfandBG this surplus cover is calculated on the basis of the net present value of the cover pool while assuming the required stress tests. The stress test ensures that the surplus cover of 2% is also met in the event of interest rate movements. For its stress test calculations, Essen Hyp employs the dynamic method, which uses the value at risk method based on the interest rate movements over the previous 250 trading days. Under stress test

Net present value surplus cover of our public-sector Pfandbriefe from July 1, 2006 to June 30, 2007
in € bn


81
76
71
66
61
56
Jul 06
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 07
Net present value of our public-sector cover pool
Net present value of public-sector Pfandbriefe outstanding
Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe from July 1, 2006 to June 30, 2007
in € bn


6.0
5.5
5.0
4.5
4.0
3.5
Jul 06
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 07
Net present value of our mortgage cover pool
Net present value of mortgage Pfandbriefe outstanding
Net present value surplus cover

conditions, the average net present value surplus cover available at all times was 3.1% for public-sector Pfandbriefe and 12.7% for mortgage Pfandbriefe in the first half of 2007.

Liquidity risk

According to *Grundsatz II* a credit institution's liquidity is considered as assured if the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. In the reporting period the liquidity ratio was between 1.0 and 1.5 and thus at all times higher than the minimum ratio of 1.0 required by the supervisory authorities.

Operational risk

One of Essen Hyp's ongoing concerns is to keep operational risk at a minimum level in order to affect the economic capital as little as possible. To achieve this, high standards are set in regard to

process quality. In addition, we are accelerating the introduction of an IT standard and continue to develop employee awareness in regard to operational risk.

In the period under review Essen Hyp assessed the risk relating to the outsourcing of activities in accordance with § 25a Sec. 2 of the German Banking Act (KWG). In accordance with the Basel II requirements Essen Hyp is developing the instruments "Risk Indicators" and "Capital Allocation to Core Operational Units" in coordination with Commerzbank. The aim of these risk indicators is to identify threats and impairments in terms of operational risk at an early stage. At present, there is no recognizable material operational risk. As of the reporting date, there were no material changes concerning the different types of risk as compared to the risk assessment included in the 2006 management report.

Based on our current assessment of the overall situation there will be no material changes concerning these risks for the remaining months of financial year 2007.

Development of our liquidity ratio in accordance with *Grundsatz II* from July 1, 2006 to June 30, 20007


2.5
2
1.5
1
0.5
0
minimum ratio required by law
Jul 06
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun 07

Outlook

Global economic outlook

According to the U.S. Mortgage Bankers Association 13.8% of all subprime home loans in the United States went into default in the first quarter of 2007 compared to 11.5% in the first quarter of 2006 and 10.6% in the first quarter of 2005.
According to a survey by the Federal Reserve, most banks responded to the problems of the subprime mortgage market by tightening their guidelines for granting loans in this business segment. This change in the banks' willingness to grant home loans, combined with the difficulties currently faced by investment trusts operating in the subprime mortgage market, has raised concerns about a general shortage of credit supply, which, in turn, would negatively affect economic growth and the capital markets.

Economic growth of nearly 3% in the United States in 2007, as was forecast by us, is not set to materialize. Gasoline prices at record levels, the increase in both short-term and long-term interest rates and a decrease in home prices in certain regions are most likely to impair growth in personal consumption expenditures in the second half of the year. In addition, narrowing profit margins are set to negatively affect companies' investment activities.
Given that energy prices rose far more than expected in the past months, the average change rate of the consumer price index is not set to drop below the 2% mark in 2007, as was originally projected by us.
In line with our forecast, the Federal Reserve kept its federal funds target rate unchanged at 5.25%. Given that the U.S. Central Bank continues to point to inflation risks in its statements, there are no signs of potential rate cuts in the second half of this year. However, the slowdown of economic expansion forecast by us, combined with a declining core inflation rate will prompt the Federal Reserve to cut rates around year-end 2007. According to our revised forecast this rate cut will lead to a decline in long-term yields.
As regards our growth forecast of somewhat more than 2% for the euro area economy in 2007, the risk of having to revise this projection upwards is prevailing. Our forecast that the ECB would increase its minimum bid rate for the main refinancing operations in several steps to 4% in 2007 has already materialized.
In contrast to this, however, we are not able to maintain our forecast that the average inflation rate will drop below the 2% mark in 2007, given the

noticeable increase in gasoline prices in the past months. Yields on long-term euro bonds are set to decline again following the favorable development of the U.S. bond markets.

The growth rate of some 2% forecast by us for the Japanese economy for 2007 is likely to be exceeded. At the same time, and in contrast to our forecast, the deflationary trends have not yet fully disappeared in the reporting period.
The majority of the market participants expect the Bank of Japan to decide on another 25 bp hike of its key interest rate to then 0.75% during its September meeting. We therefore keep our forecast unchanged that the uncollateralized overnight call rate is set to stand at 1% at year-end 2007.

Industry trends
As before, we keep unchanged our forecasts relating to the future development of the banking industry, which we made in the 2006 management report. Accordingly, we continue to expect that sustained economic expansion should have a positive impact on the banking sector in the second half of the year. Nonetheless, the development of the yield curve will continue to have a major impact. Despite further ECB rate hikes in March and June this year, long-term yields maintained their relatively low level. This flat yield curve will remain a strain on the net interest income of credit institutions.

Opportunities and risks in public-sector lending
In accordance with our bank's strategy we plan to add new business opportunities and products, including, in particular, primary market products, to our existing product range.
In the European markets, we plan to expand our business relationships to regional governments.
In addition, we intend to grasp new business opportunities by offering structured transactions, including, in particular public private partnerships (PPP). In the Central and Eastern European markets, investment grade ratings prevail. In certain markets, attractive margins can still be generated in lendings to national governments. In the U.S. and in Canada we see opportunities on a government level and in state-guaranteed products. Over the medium term, we expect additional business opportunities with regional/local authorities.

Risks can be seen in considerable spread widenings, triggered by a crisis in over-valued real estate markets, such as the United States and Spain. However, the bank has only very limited exposure on these markets. Essen Hyp is not affected by the developments on the U.S. subprime mortgage

markets referred to before, because the bank does not have any direct or indirect exposure in this segment. The markets continue to see a global shortage of assets, as central banks seem unable to absorb the liquidity oversupply. We expect that the yield curve will remain flat, thus offering limited opportunities to generate earnings from the selective taking of market risk.

Opportunities and risks in real estate finance
As before, our main focus in this segment is on commercial real estate finance in the West German Federal States and selected foreign markets, as well as on the granting of home loans throughout Germany. Cooperation with Commerzbank in the home loan segment, as planned for 2007, has already been partly put into practice by launching, among other things, special loan programs. The risk adjusted pricing of loans in accordance with Basel II will overall lead to a relief in capital requirements in the real estate business, which should make more room for additional new business.

We expect that the recovery of the German office markets is set to continue in 2007. This favorable development has been mainly driven by the economic upswing in Germany. The economic recovery is set to continue into 2008, while even gaining further momentum.

Turning to the French real estate markets, we continue to expect increasing rents and falling vacancy levels. Due to strong demand and supply shortages, yields are set to decline even further. A similar development is projected for the commercial real estate markets in prime locations in the United States. For the UK, we expect real estate markets to remain stable. However, there are initial signs of a turnaround as regards yields on non-prime properties.

Opportunities and risks in the funding business
In line with our plans, we reduced the total issuance volume following the record levels seen in 2006. We expect that funding levels will remain stable in view of the excellent ratings of our Pfandbriefe.

As before, we trust in our broad investor base which ensures that we can place our issues on the markets at any time. In addition, potential U.S. investors have gained more and more expertise in the Pfandbrief markets, which translated into an increase in demand. Given that we reduced issuance volume during the first half of 2007 there could be an increase in demand for Essen Hyp paper. In addition, the implementation of Basel II, which brings about advantages for certain types of investors, might also have an additional positive impact on Pfandbriefe.

We plan to broaden our product range by adding further funding instruments in the future. This includes, in particular, structured issues which offer additional spread advantages. However, we are committed to making sure that these products comply with our strategic orientation and are closely linked to our core business.

The general risk in funding that we see is mainly that there might be less demand for Pfandbriefe due to the availability of alternative products generating higher yields. In addition, market turbulences might cause noticeable spread widenings.

Future earnings development
In general, the forward-looking statements about Essen Hyp's earnings development made in the 2006 management report continue to apply.
As far as we can see today, the reduction in our net income will persist in the second half of the year. In cooperation with Commerzbank AG Essen Hyp currently works out a strategy to improve its market presence in the segments of public-sector and real estate finance.

Caveats concerning the outlook
This interim report contains forward-looking statements in respect of business and earnings trends at Essen Hyp that are based on our current plans, estimates, forecasts and expectations. These statements involve risk and uncertainty. A great proportion of the many factors that impact our business are outside our control. This includes, in particular, changes in the economic situation, financial market sentiment worldwide and potential credit defaults. Actual results and developments can thus significantly differ from our current assumptions, which are valid only at the time of publication. We do not assume any obligation to update our statements as a result of new information becoming available or the occurrence of unexpected events.

Condensed Interim Financial Statements as of June 30, 2007


4,652.17+
498,342.47+
534,568.49+
846,265.31+
49,256.34+


465,812.64+
595,246.37+
45,628.11+
546,897.22+
462,819.24+
221,598.35+
462,118.64+
295,357.54+
56,179.33+
25,649.74+

Condensed Balance Sheet of Hypothekenbank in Essen AG as of June 30, 2007

Assets

	€	Jun 30, 2007 €	Dec 31, 2006 € '000s
Cash reserve		61,239,424.98	242,364
Claims on banks			
a) public-sector loans	10,931,646,926.48		10,035,030
b) other claims	9,229,148,539.37	20,160,795,465.85	12,768,820
Claims on customers			
a) mortgage loans	8,205,491,297.61		8,074,005
b) public-sector loans	22,821,516,174.64		23,213,748
c) other claims	49,250,774.58	31,076,258,246.83	33,309
Bonds and other fixed income securities			
a) bonds and notes	45,146,920,060.43		45,109,406
b) bonds and notes issued by Hypothekenbank in Essen AG	294,361,546.83	45,441,281,607.26	406,574
Shares and other variable-yield securities		1,075,673,079.57	1,738,010
Participations		1.00	0
Holdings in affiliated companies		2,029,898.77	2,030
Intangible assets		1,568,281.00	1,202
Tangible assets		47,122,308.82	48,567
Other assets		59,022,317.96	46,991
Deferred items		573,961,550.77	637,301
Total Assets		**98,498,952,182.81**	**102,357,358**

Liabilities and Shareholders' Equity

	€	Jun 30, 2007 €	Dec 31, 2006 € '000s
Liabilities to banks			
a) registered mortgage Pfandbriefe issued	375,096,367.74		453,856
b) registered public-sector Pfandbriefe issued	650,348,583.01		805,650
c) other liabilities	12,231,535,899.14	13,256,980,849.89	11,507,138
Liabilities to customers			
a) registered mortgage Pfandbriefe issued	1,645,076,358.80		1,505,287
b) registered public-sector Pfandbriefe issued	5,791,496,071.19		5,487,386
c) other liabilities	543,173,659.58	7,979,746,089.57	391,299
Securitized liabilities			
a) bonds and notes issued			
aa) mortgage Pfandbriefe	2,667,979,337.18		2,708,130
ab) public-sector Pfandbriefe	65,489,881,466.27		69,349,619
ac) other bonds and notes	7,159,730,027.18	75,317,590,830.63	8,262,264
Other liabilities		85,784,448.19	79,699
Deferred items		285,116,324.47	278,494
Provisions		16,272,342.00	21,588
Subordinated liabilities		388,034,068.90	373,147
Profit-sharing certificates		288,350,531.52	288,351
Capital and reserves			
a) subscribed capital	412,000,000.00		364,000
b) capital reserve	339,574,600.00		339,575
c) revenue reserves			
ca) other revenue reserves	93,876,000.00		45,076
d) distributable profit	0.00		96,800
e) half-year net income	35,626,097.64	881,076,697.64	0
Total Liabilities and Shareholders' Equity		**98,498,952,182.81**	**102,357,358**
Contingent liabilities			
liabilities from guarantees and indemnity agreements		2,996,324,508.08	1,023,225
Other commitments			
irrevocable lending commitments		547,601,728.63	408,705

Condensed Profit and Loss Account of Hypothekenbank in Essen AG for the Period from January 1, 2007 to June 30, 2007

	€	€
Interest income from lending and money market transactions, fixed income securities and government-inscribed debt	1,929,533,030.05	
Interest paid	−1,866,426,143.94	63,106,886.11
Current income from shares and other variable-yield securities, participations and holdings in affiliated companies		35,512,940.76
Commission received	3,017,780.71	
Commission paid	−10,306,796.29	−7,289,015.58
Net loss from financial operations		−2,786,600.00
Other operating income		5,039,985.05
General operating expenses		
a) personnel expenses		
aa) wages and salaries	−8,407,847.96	
ab) compulsory social security contributions	−1,607,201.00	
b) other administrative expenses	−11,845,279.81	−21,860,328.77
Depreciation on and value adjustments to intangible and tangible assets		−1,309,734.84
Other operating expenses		−5,100,613.72
Write-downs of and value adjustments to claims and certain securities, as well as additions to the provision for possible loan losses		−15,717,721.39
Result arising from ordinary business activity		49,595,797.62
Income tax	−13,886,823.33	
Other taxes, unless already shown under 'Other operating expenses'	−82,876.65	−13,969,699.98
Half-year net income		**35,626,097.64**

Statutory balance sheet preparation rules

Our condensed interim financial statements have been prepared in accordance with the provisions of the German Commercial Code (HGB), the German Stock Corporation Act (AktG), the German Pfandbrief Act (PfandBG) and the regulation concerning reporting practices for credit institutions (RechKredV). Legally required information concerning individual items in the condensed balance sheet and the condensed profit and loss account is provided in the condensed notes, if and to the extent that this is needed to appropriately understand material changes and developments in the period under review.

We used the same balance sheet preparation and valuation principles as in the 2006 annual financial statements. For the first time we compiled condensed interim financial statements pursuant to § 37w of the German Securities Trading Act (WpHG). In accordance with the German Accounting Standard (DRS) 16 Sec. 72 the condensed profit and loss account does not include the previous year's figures.

Maturity structure

The claims and liabilities shown below are classified according to their remaining time to maturity and/or notice period and are broken down as follows:

Breakdown by remaining time to maturity in € m

	Jun 30, 2007	Dec 31, 2006
Claims on banks	20,160.8	22,803.9
Payable on demand	*1,347.7*	*2,207.5*
Up to 3 months	*8,116.6*	*11,052.6*
More than 3 months, up to 1 year	*1,245.5*	*685.1*
More than 1 year, up to 5 years	*3,810.6*	*3,171.9*
More than 5 years	*5,640.4*	*5,686.8*
Claims on customers	31,076.3	31,321.1
Payable on demand	*225.1*	*148.0*
Up to 3 months	*2,920.4*	*3,349.3*
More than 3 months, up to 1 year	*4,737.2*	*4,735.7*
More than 1 year, up to 5 years	*12,834.7*	*12,294.3*
More than 5 years	*10,358.9*	*10,793.8*
Liabilities to banks	13,257.0	12,766.6
Payable on demand	*1,071.2*	*424.3*
Up to 3 months	*10,753.5*	*10,700.4*
More than 3 months, up to 1 year	*307.5*	*428.6*
More than 1 year, up to 5 years	*641.1*	*499.7*
More than 5 years	*483.7*	*713.6*
Liabilities to customers	7,979.7	7,384.0
Payable on demand	*16.2*	*31.9*
Up to 3 months	*519.0*	*300.9*
More than 3 months, up to 1 year	*234.1*	*312.5*
More than 1 year, up to 5 years	*1,373.4*	*1,402.7*
More than 5 years	*5,837.0*	*5,336.0*

	Due by Jun 30, 2008	Due in 2007
Bonds and other fixed income securities	4,941.5	5,038.0
Bonds issued	25,917.5	24,399.3

Marketable securities in € '000s

	Total	Marketable on a stock exchange	Listed on a stock exchange	Not listed on a stock exchange
Bonds and other fixed income securities (book value)	45,441,281.6	45,441,281.6	42,587,039.7	2,854,241.9
Nominal value	45,952,927.7	45,952,927.7	43,008,818.5	2,944,109.2
Shares and other variable-yield securities (book value)	1,075,673.1	—	—	—
Fund units	13,327,693.0	—	—	—
Participations (book value)	0.0	—	—	—
Nominal value	33.2	—	—	—
Holdings in affiliated companies (book value)	2,029.9	—	—	—
Nominal value	927.0	—	—	—

Repos

As of June 30, 2007, repo trading comprised securities with a nominal value of €2,467m (previous year: €875m) and a book value of €2,530m (previous year: €887m).

Assets pledged as securities

Fixed income securities were pledged at a total market value of €5,195m (previous year: €6,556m) and variable-yield securities (fund units) to the nominal amount of €113m (previous year: €334m). Of this total, securities with a total market value of €5,173m (previous year: €6,534m) were placed in a pledge account at the Deutsche Bundesbank. These securities were used as collateral for liabilities to banks. In addition, cash collateral to the amount of €1,067.5m (previous year: €1,890m) was posted to guarantee commitments arising out of financial futures transactions.

Shares and other variable-yield securities

In addition to the fund units reported here, this item also includes CBP-Cofonds units totaling €3.9m. This fund is exclusively used to meet pension obligations.

Other assets

Other assets essentially comprise the adjustments from foreign currency swap valuation, three commercial properties taken over as a loss prevention measure and tax refund claims.

Changes in the book value of fixed assets in € '000s

	Participations	Holdings in affiliated companies	Intangible assets	Tangible assets	Bonds and notes
Cost of acquisition/production carried forward on January 1, 2007	0.0	2,029.9	1,513.5	78,089.1	3,811,862.1
Additions in the first half of 2007	—	—	438.0	507.6	849,081.2
Disposals in the first half of 2007	—	—	—	957.7	1,369,724.8
Accumulated depreciation	—	—	383.2	30,516.7	34,364.9
Net book value as of June 30, 2007	0.0	2,029.9	1,568.3	47,122.3	3,256,853.6
Net book value as of December 31, 2006	0.0	2,029.9	1,201.8	48,567.5	3,785,228.6
Depreciation in the first half of 2007	—	—	71.5	995.1	8,070.4

The market value of the bonds and notes recorded in the fixed assets is €3,222.8m.

Deferred items in relation to the issuing and lending business in € m

	Jun 30, 2007	Dec 31, 2006
Assets		
Premiums relating to claims	227.9	247.3
Discounts relating to bonds issued	237.2	275.0
Total	465.2	522.3
Liabilities		
Discounts relating to claims	69.2	41.4
Premiums relating to bonds	64.7	31.8
Total	133.9	73.2

Other liabilities to banks

This item comprises open-market transactions to the amount of €4.1bn (previous year: €6.1bn). The nominal volume of securities deposited on a pledged account at Deutsche Bundesbank was €5.2bn (previous year: €6.5bn). This item further contains primarily term money borrowings and loans taken out, as well as pro-rata interest and interest due on swap transactions.

Other liabilities

This item essentially comprises interest accrued pro rata and due in respect of subordinated liabilities and profit-sharing certificates, profit-sharing certificates due and adjustments from foreign currency swap valuation.

Subordinated liabilities/Profit-sharing certificates

In the event of the bank's insolvency or liquidation, subordinated liabilities will be repaid only after satisfaction of the claims of all non-subordinated creditors. Early repayment is excluded. The total interest and discount expenses in connection with all subordinated loans is €10.2m (previous year: €8.2m).
The individual subordinated loans represent less than the 10% limit of the total inventory.

There have been no changes regarding profit-sharing certificates compared to year-end 2006.

Subscribed capital/Authorized capital

The ordinary General Meeting of March 21, 2007 authorized a capital increase of €48m to 100%, to be funded from the bank's own resources. This capital increase was subsequently carried out. The subscribed capital thus amounts to €412m.
The subscribed capital of €412m is subdivided into 412,000,000 registered shares with a nominal value of €1 each. The capital is fully paid up.

At the General Meeting of March 17, 2005 the Board of Managing Directors was empowered to increase the authorized capital by March 16, 2010 in one or more steps, but overall by a maximum nominal amount of €100m, by means of the issuance of new shares against cash contributions and with the approval of the Supervisory Board. This authorization has not been utilized to date. Thus there remains €100m authorized but unsubscribed capital.

Revenue reserves

Pursuant to a resolution of the General Meeting dated March 21, 2007, first €96.8m was appropriated to the revenue reserves. To implement the capital increase from the bank's own resources, €48m was then withdrawn from the other revenue reserves and allocated to the subscribed capital. The other revenue reserves thus total €93.9m.

Contingent liabilities

The contingent liabilities essentially comprise 90 credit default swaps to the total nominal amount of €3bn.

Other commitments in € m

	Jun 30, 2007	Dec 31, 2006
Total irrevocable lending commitments:		
Mortgage loans	363.7	408.1
Public-sector loans	183.9	0.6
Total	547.6	408.7

Personnel expenses

Personnel expenses for the first half of 2007 totaled €10m due to an increase in the number of staff. This amount includes provisions for the retirement of Board members carried as a liability.

Other administrative expenses

Other administrative expenses amounted to €11.9m. This amount includes the auditors' fees for the reporting period which were reported as expenses:

in € '000s	Jun 30, 2007
a) audit of the financial statements	578
b) other certification and valuation services	36
c) tax consultancy services	88
d) other services	66
Total	768

Other operating income and expenses

Other operating income essentially includes rental income, as well as income from the release of provisions and proceeds from service agreements entered into. Other operating expenses essentially comprise the reimbursable expenses of our tenants, current maintenance and repairs of our buildings and costs from issuing lease guarantees.

Cover pool of our public-sector Pfandbriefe in € '000s

	Jun 30, 2007	Dec 31, 2006
Claims on banks		
– public-sector loans	10,525,363	9,737,660
Claims on customers		
– mortgage loans (guaranteed by public-sector bodies)	13,367	13,858
– public-sector loans	21,671,001	22,453,255
Bonds and other fixed income securities (book value in € '000s: 40,970,003)	40,708,937	44,137,361
Total cover assets	72,918,668	76,342,134
Total volume of public-sector Pfandbriefe requiring cover	70,720,913	74,259,809
Surplus cover	2,197,755	2,082,325

Cover pool of our mortgage Pfandbriefe in € '000s

	Jun 30, 2007	Dec 31, 2006
Claims on customers		
– mortgage loans	4,368,118	4,391,541
Tangible assets (land charges on property owned by the bank)	17,486	17,486
Bonds and other fixed income securities (book value in € '000s: 829,287)	817,669	417,258
Total cover assets	5,203,273	4,826,285
Total volume of mortgage Pfandbriefe requiring cover	4,617,009	4,582,176
Surplus cover	586,264	244,109

Interest in arrears on claims serving as cover for mortgage Pfandbriefe
Interest in arrears is €133,100 for residential loans and €400 for commercial loans.

Foreclosure sales/Administration

	Foreclosure sales		Administration		Foreclosure sales and administration		Total number of cases		Foreclosure sales effected	
	Jun 30, 2007	Dec 31, 2006	Jun 30, 2007	Dec 31, 2006	Jun 30, 2007	Dec 31, 2006	Jun 30, 2007	Dec 31, 2006	Jun 30, 2007	Dec 31, 2006
Residential properties	132	131	12	19	11	17	155	167	33	35
Commercial properties	7	13	6	12	4	10	17	35	3	6
Total	139	144	18	31	15	27	172	202	36	41

Properties subject to foreclosure and/or administration were removed from the cover pool.
In the first half of 2007 the bank did not take over any properties for the purpose of loss prevention.

Repayments on mortgage loans serving as cover in € m

	Commercial		Residential	
	Jun 30, 2007	Dec 31, 2006	Jun 30, 2007	Dec 31, 2006
Repayments in the reporting year:				
Through amortization	6.7	11.0	34.2	66.5
Other	113.8	98.4	74.2	175.0
Total	120.5	109.4	108.4	241.5

Disclosure of financial and other information in accordance with § 28 of the German Pfandbrief Act (PfandbG)

Financial and other information requiring disclosure in accordance with § 28 of the German Pfandbrief Act can be viewed on our website www.essenhyp.com.

Financial derivatives in € m

	Nominal amount				Market value		
	Remaining time to maturity						
Interest-based transactions:	<= 1 year	1–5 years	> 5 years	Total	Positive	Negative	Total
Interest rate swaps (same currency)	75,691	67,964	64,393	208,048	2,552	–3,388	–836
Interest rate option sales	312	1,316	4,430	6,058	75	–354	–279
Other interest contracts	51	100	—	151	6	–7	–1
Credit derivatives	400	260	2,708	3,368	4	–1	3
Currency-based transactions:							
Currency swaps	1,085	4,839	4,628	10,552	448	–500	–52
Total	77,539	74,479	76,159	228,177	3,085	–4,250	–1,165
Total previous year	37,273	94,738	83,089	215,100	1,773	–4,485	–2,712

Derivatives are used to hedge interest rate and market price fluctuations, as well as currency and counterparty risk. Derivative trading was carried out via the trading book. The negative market values of derivatives are offset by a positive market value of all interest-bearing transactions.

All contracts were concluded with OECD banks.

The credit equivalent (counterparty risk) according to the mark-to-market method pursuant to the stipulations of *Grundsatz I* amounted to €1,020.3m (previous year: €992.7m). This method requires that first the positive market value be determined taking into account the pertinent counterparty netting agreements. Then the premiums calculated for each counterparty are added.

Total volume of foreign currency positions in € m

	Jun 30, 2007	Dec 31, 2006
Assets	6,287.8	5,201.8
Liabilities	4,655.6	4,537.7

In general, all foreign currency positions have been hedged by corresponding rate-hedging transactions in order to eliminate currency risk.

Average number of staff

	Collectively negotiated salaries (non-exempt)		Individually agreed salaries (exempt)	
	1st half of 2007	2006	1st half of 2007	2006
Full-time staff	86	90	62	53
Trainees	15	16	—	—
Part-time staff	9	9	2	2
Total	110	115	64	55

The average number of staff employed in the reporting period was 174 (previous year: 170).

Corporate Governance Code – Declaration of Conformity
The Board of Managing Directors and the Supervisory Board of Hypothekenbank in Essen AG issued a Declaration of Conformity available on the web at www.essenhyp.com.

Commitments to affiliated companies
We have concluded a subordination agreement relating to a portion of the loan facility granted to our subsidiary TIGNATO Beteiligungsgesellschaft mbH & Co. KölnTurm MediaPark KG, Essen.
We have issued a comfort letter to our subsidiary Grundbesitzgesellschaft Berlin Rungestraße 22-24 mbH, Essen.

Other financial commitments
Our commitments arising out of services, rental and licensing agreements amount to approximately €8.1m (previous year: €8m) per year for the next three years.

Consolidated interim financial statements
Commerzbank AG, Frankfurt am Main, holds an equity share of more than 50% in our company.
Hypothekenbank in Essen AG is included in the Commerzbank AG's consolidated interim financial statements, prepared on the basis of the International Accounting Standards (IAS) and/or International Financial Reporting Standards (IFRS), as approved and published. Except for TIGNATO Beteiligungsgesellschaft mbH & Co. KölnTurm MediaPark KG, Essen, our subsidiaries are not included as subsidiaries in Commerzbank AG's consolidated interim financial statements.

Seats on Supervisory Boards and other Supervisory Committees
Hubert Schulte-Kemper
– LEG Landesentwicklungsgesellschaft NRW GmbH, Düsseldorf

Wolfgang Groth
– EUROHYPO Europäische Hypothekenbank S.A., Luxembourg

Supervisory Board

MICHAEL REUTHER
Chairman *(since March 21, 2007)*
Member of the Board of Managing Directors,
Commerzbank AG

DR. ERIC STRUTZ
Chairman *(until March 21, 2007)*
Member of the Board of Managing Directors,
Commerzbank AG

DIPL.-OEC. BERTA SCHUPPLI
Deputy Chairman

WOLFGANG HARTMANN
Member of the Board of Managing Directors,
Commerzbank AG

ERICH LABS
Bank Employee

KURT MÜLLER
Appraiser

Board of Managing Directors

HUBERT SCHULTE-KEMPER
Chairman

BURKHARD DALLOSCH

MICHAEL FRÖHNER
(until March 31, 2007)

WOLFGANG GROTH
(since April 1, 2007)

Responsibility Statement by the Members of the Board of Managing Directors
"To the best of our knowledge, and in accordance with the applicable accounting principles for interim financial reporting, the condensed interim financial statements give a true and fair view of the assets, financial situation and earnings of the bank, and the interim management report of the bank includes a fair review of the development and performance of the business and the position of the bank, together with a description of the principal opportunities and risks associated with the expected development of the bank for the remaining months of the financial year."

Essen, August 10, 2007
Hypothekenbank in Essen Aktiengesellschaft

The Board of Managing Directors

Schulte-Kemper Dallosch Groth

Auditors' Review Report

To Hypothekenbank in Essen Aktiengesellschaft, Essen

We have reviewed the condensed interim financial statements consisting of the condensed balance sheet, condensed profit and loss account and condensed notes, as well as the interim management report of Hypothekenbank in Essen AG for the period from January 1, 2007 to June 30, 2007, which are components of the half-year financial report pursuant to § 37w of the German Securities Trading Act (WpHG). The preparation of the condensed interim financial statements in compliance with the stipulations of German commercial law and of the interim management report in compliance with the provisions of the WpHG applicable to interim management reports are the responsibility of the company's Board of Managing Directors. Our task is to issue a report on the condensed interim financial statements and the interim management report on the basis of our review.
We carried out our review of the condensed interim financial statements and the interim management report in accordance with the German standards for the review of interim financial statements as established by the German Institute of Auditors *(Institut der Wirtschaftsprüfer, IDW)*. Those standards require that we plan and conduct the review in such a way that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim financial statements have not been prepared, in material aspects, in accordance with German commercial law and that the interim management report has not been prepared, in material aspects, in accordance with the regulations of the WpHG applicable to interim management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditors' report.
Based on our review, no matters have come to our attention that cause us to presume that the condensed interim financial statements have not been prepared, in all material respects, in accordance with German commercial law or that the interim management report has not been prepared, in all material respects, in accordance with the regulations of the WpHG applicable to interim management reports.

Düsseldorf, August 14, 2007

PricewaterhouseCoopers Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Busch	ppa. Meteling
Auditor	Auditor

Head Office

ESSEN
Gildehofstrasse 1
45127 Essen
Germany
PO Box 10 18 61
45018 Essen
Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-200
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Registered under
HRB (Register of Companies) Essen No. 7083

Branches

BERLIN
Jägerstrasse 58
10117 Berlin
Germany
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
E-mail: berlin@essenhyp.com

FRANKFURT AM MAIN
Westendstrasse 19
60325 Frankfurt/Main
Germany
Tel.: +49 69 17 20 65
E-mail: frankfurt@essenhyp.com

HAMBURG
Fleethof – Stadthausbrücke 1
20355 Hamburg
Germany
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
E-mail: hamburg@essenhyp.com

MUNICH
Romanstrasse 43
80639 München
Germany
Tel.: +49 89 29 16 17-52
Fax: +49 89 29 16 17-54
E-mail: muenchen@essenhyp.com

Representative Offices

BRUSSELS
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
E-mail: bruessel@essenhyp.com

LONDON
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49
E-mail: london@essenhyp.com

NEW YORK
845 Third Avenue
6th Floor, Suite 632
New York, NY 10022
United States
Tel.: +1 646 290 5132
Fax: +1 646 290 5001
E-mail: newyork@essenhyp.com

PARIS
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
E-mail: paris@essenhyp.com

www.essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Gildehofstrasse 1 | 45127 Essen | Germany
Tel.: +49 2 01 81 35-0 | Fax: +49 2 01 81 35-200
info@essenhyp.com

Half-year Financial Report as of June 30, 2007

Publisher	Hypothekenbank in Essen AG, Essen
Design	vE&K Werbeagentur GmbH & Co. KG, Herthastrasse 7, Essen
Printing and Processing	Buersche Druckerei Neufang KG, Gelsenkirchen

This half-year financial report is also available in German.
The German version is binding in all matters of interpretation.

ESSEN HYP

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Half-year Financial Report

Essen Hyp published its Half-year Financial Report as of June 30, 2007 **» more**

Press Release of Hypothekenbank in Essen AG as of August 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of June 30, 2007" **» more**



Annual Report 2006

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▷ **Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts**

▷ **Impressions of our Annual Reception on March 21, 2007**

International Real Estate Finance: Europe and North America



Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly

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vdp-Pfandbrief Curve



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Sec 28 PfandBG
Last update: Sep 2007
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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

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complex real estate business.
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Investor Relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the bank gives long-term mortgage loans to finance both commercial property and private housing.

Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.

Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

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vdp-Pfandbrief Curve



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Sec 28 PfandBG
Last update: Sep 2007
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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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ESSEN HYP

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Ratings and Analyses (as of: June 13, 2007)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1 *	AAA
Long-term counterparty rating	A- (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A1	not rated
- Subordinated Debt	BBB+	A2	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

* under review for possible upgrade

Rating Reports

▷ **Standard & Poor's**	**Bank Credit Report as of June 13, 2007**
▷ Moody's	**Credit Opinion as of May 18, 2007** **Rating Action as of May 14, 2007**
▷ **Fitch Ratings**	**Rating Analysis as of December 19, 2006**

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Overview

Pfandbrief Act

- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**
- **Archive**

Public-sector Loans

Breakdown of public-sector cover pool
- **by rating**
- **by borrowers and regions**
- **by countries**
- **by risk weighting**

Cover pool at market value
- **Development/ Stress scenario**

- **Surplus cover**

Breakdown of new lending commitments
- **by rating**
- **by borrowers and regions**
- **by countries**
- **by risk weighting**

Risk Management

- **Risk Report (PDF)**
- **Value at risk**
- **Worst case scenario**
- **Grundsatz I**

Code of Conduct

- **Outline**

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- **by rating**
- **by borrowers**
- **by countries**
- **by risk weighting**

Breakdown of new lending commitments (public-sector)
- **by rating**
- **by borrowers**
- **by countries**
- **by risk weighting**

Mortgage Loans

Breakdown of mortgage portfolio
- **Domestic loans by type of property, region and LTV**
- **Foreign loans by type of property, country and LTV**

Cover pool at market value
- **Development/ Stress scenario**

- **Surplus cover**

Breakdown of non-cover loans
- **Loans with a LTV > 60%**

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Credit Research
Last update: Sep 2007

Sec 28 PfandBG
Last update: Sep 2007
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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

- **Grundsatz II**

Derivatives

- **Counterparty ratings**
- **Yield curve distribution**

Ratings

- **Overview of ratings**

Breakdown of new lending commitments

- **Domestic loans by type of property, region and LTV**
- **Foreign loans by type of property, country and LTV**

Rated by IFR Crystal Clear

All figures are updated periodically (see **overview of updates**).

Information contained herein is subject to completion and amendment.
It should not be relied upon as a basis for investment decisions.
EssenHyp accepts no liability for any omissions or inaccuracies contained herein!

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ESSEN HYP

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Credit Research

Overview of updates

Subject	Update period	Last update
Pfandbrief Act		
Section 28 (1) (1-3) PfandBG	quarterly	09.2007
Section 28 (2) (1a) PfandBG	quarterly	09.2007
Section 28 (2) (1b,c) PfandBG	quarterly	09.2007
Section 28 (2) (2) PfandBG	quarterly	09.2007
Section 28 (3) (1) PfandBG	quarterly	09.2007
Section 28 (3) (2) PfandBG	quarterly	09.2007
Archive	quarterly	06.2007
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	09.2007
by borrowers and regions	monthly	09.2007
by countries	monthly	09.2007
by risk weighting	monthly	09.2007
Cover pool at market value		
Development/ Stress scenario	monthly	09.2007
Surplus cover	monthly	09.2007
Breakdown of new lending commitments		
by rating	monthly	09.2007
by borrowers and regions	monthly	09.2007

by countries	monthly	09.2007
by risk weighting	monthly	09.2007
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	09.2007
by borrowers and regions	monthly	09.2007
by countries	monthly	09.2007
by risk weighting	monthly	09.2007
Breakdown of new lending commitments		
by rating	monthly	09.2007
by borrowers and regions	monthly	09.2007
by countries	monthly	09.2007
by risk weighting	monthly	09.2007
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	09.2007
foreign loans by type of property, country and LTV	quarterly	09.2007
Cover pool at market value		
Development/ Stress scenario	monthly	09.2007
Surplus cover	monthly	09.2007
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	09.2007
Breakdown of new lending commitments		
domestic loans by type of property,		

region and LTV	quarterly	09.2007
foreign loans by type of property, country and LTV	quarterly	09.2007
Derivatives		
Counterparty ratings	monthly	09.2007
Yield curve distribution	monthly	09.2007
Risk Management		
Value-at-risk	monthly	09.2007
Worst-case scenario	monthly	09.2007
Grundsatz I	monthly	09.2007
Grundsatz II	monthly	09.2007

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Pfandbrief Act

Section 28 (1) (1-3) PfandBG

in EUR m

a) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Mortgage Pfandbriefe	5,709.7	5,300.0	5,606.7	5,300.1	5,406.5	5,133.8
Cover assets	6,016.6	5,485.3	5,995.5	5,638.6	5,665.4	5,284.6
of which: derivatives	-	-	-	-		-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	1,010.6	1,054.3	1,012.8	1,278.0	894.5	1,119.3
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-	-	-	23.3	-
Surplus cover	306.9	185.3	388.8	338.5	235.6	150.8

in EUR m

Supplementary to a): Maturity structure (remaining time to maturity)	Sep 30, 2007				Sep 30, 2006			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 years	>1 year <=5 years	>5 years <=10 years	>10 years
Mortgage Pfandbriefe	1,101.6	2,670.5	1,588.1	349.5	1,394.2	2,435.5	1,252.8	217.5
Cover assets	398.3	1,435.3	2,754.1	1,428.9	532.5	898.2	2,883.8	1,170.8
of which: additional cover*	0.7	3.2	4.8	1,001.9	102.3	-	137.0	815.0

in EUR m

b) Total amount outstanding	Nominal value		Present value		Risk-adjusted present value	
	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006	Sep 30, 2007	Sep 30, 2006
Public-sector Pfandbriefe / liabilities derivates	65,706.4	68,408.4	64,151.1	67,724.9	62,575.8	66,051.0
of which: derivatives	19.9	-	19.9	-	28.2	-
of which: derivatives (%)	-	-	-	-	-	-
Cover assets	67,827.0	70,812.4	67,654.2	72,575.3	65,648.2	69,895.7
of which: derivatives	-	-	-	-	-	-
of which: derivatives (%)	-	-	-	-	-	-
of which: additional cover*	6,531.9	5,317.1	6,134.8	5,051.2	6,043.3	4,938.9
of which: further cover assets	-	-	-	-	-	-
deduction: currency scenario	-	-	-	-	108.1	46.4
Surplus cover	2,120.6	2,404.0	3,503.1	4,850.4	2,964.3	3,798.3

in EUR m

Supplementary to b): Maturity structure (remaning time to maturity)	Sep 30, 2007				Sep 30, 2006			
	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years	<=1 year	>1 year <=5 years	>5 years <=10 years	>10 years
Public-sector Pfandbriefe / liabilities derivates	16,184.6	38,578.5	7,763.5	3,179.8	16,389.9	43,337.2	6,201.8	2,479.5
of which: derivatives	-	19.9	-	-	-	-	-	-
Cover assets	11,367.8	25,781.6	22,582.1	8,098.5	10,776.0	28,241.5	21,571.4	10,223.5
of which: additional cover*	-	1,760.1	4,177.8	594.0	-	875.1	3,849.7	592.3
of which: further cover assets	-	-	-	-	-	-	-	-

*securities issued by other borrowers

The calculation of the risk-adjusted present value is based on the dynamic approach.

ESSEN HYP

Pfandbrief Act

Section 28 (2) (1a) PfandBG

Breakdown of the total amount of mortgage loans serving as cover as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG) by loan size in accordance with **Section 28 (2) (1a)** of the PfandBG. All mortgage loans are stated at their nominal value. This overview is updated quarterly.

in EUR m

	Sep 30, 2007	**Sep 30, 2006**
<= € 300,000	3,844.2	3,228.6
> € 300,000 - € 5,000,000	378.1	394.6
> € 5,000,000	783.7	807.8
Total amount	**5,006.0**	**4,431.0**

ESSEN HYP

Pfandbrief Act

Section 28 (2) (1b and c) PfandBG

Breakdown of mortgage loans serving as cover by countries in which the properties are located and by types of use

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2007		Sep 30, 2006	
	Commercial	**Residential**	**Commercial**	**Residential**
Germany				
Condominiums	-	796.4	-	649.1
Detached and semi-detached houses	-	2,882.4	-	2,460.4
Apartment buildings	-	409.5	-	391.9
Office	276.7	-	360.5	-
Retail	236.7	-	247.8	-
Industrial	54.1	-	54.9	-
Other commercial properties	95.4	-	78.2	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Germany	**662.9**	**4,088.3**	**741.4**	**3,501.4**

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2007		Sep 30, 2006	
	Commercial	**Residential**	**Commercial**	**Residential**
England				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0

Apartment buildings	-	0.0	-	0.0
Office	75.2	-	77.4	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total England	**75.2**	**0.0**	**77.4**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2007		Sep 30, 2006	
	Commercial	**Residential**	**Commercial**	**Residential**
Belgium				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.5	-	0.5
Office	0.0	-	0.0	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total Belgium	**0.0**	**0.5**	**0.0**	**0.5**

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2007		Sep 30, 2006	
	Commercial	**Residential**	**Commercial**	**Residential**
France				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0

Office	32.2	-	42.2	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	19.0	-	19.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total France	**51.2**	**0.0**	**61.2**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2007		Sep 30, 2006	
	Commercial	Residential	Commercial	Residential
The Netherlands				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	40.3	-	49.1	-
Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total The Netherlands	**40.3**	**0.0**	**49.1**	**0.0**

in EUR m

	Mortgage loans serving as cover			
	Sep 30, 2007		Sep 30, 2006	
	Commercial	Residential	Commercial	Residential
The Switzerland				
Condominiums	-	0.0	-	0.0
Detached and semi-detached houses	-	0.0	-	0.0
Apartment buildings	-	0.0	-	0.0
Office	87.5	-	0.0	-

Retail	0.0	-	0.0	-
Industrial	0.0	-	0.0	-
Other commercial properties	0.0	-	0.0	-
Buildings under construction, not yet generating earnings	0.0	-	0.0	-
Building sites	0.0	-	0.0	-
Total The Switzerland	**87.5**	**0.0**	**0.0**	**0.0**
Total	**917.1**	**4,088.8**	**929.1**	**3,501.9**

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ESSEN HYP

Pfandbrief Act

Section 28 (2) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the mortgage loans serving as cover for mortgage Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by countries and updated quarterly **(Section 28 (2) (2) PfandBG).**

in EUR m

Total amount of payments in arrears for more than 90 days	**Sep 30, 2007**	**Sep 30, 2006**
Germany	0.0	0.0
Total	**0.0**	**0.0**

ESSEN HYP

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Pfandbrief Act

Section 28 (3) (1) PfandBG

Assets serving as cover for the public-sector Pfandbriefe outstanding (in accordance with Section 28 (1) (1) of the German Pfandbrief Act (PfandBG)). The figures are broken down by the countries in which the borrowers are domiciled and show the nominal value of the cover assets broken down by borrower types (in accordance with **Section 28 (3) (1) PfandBG**).

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Austria		
Government	0.0	0.0
Regional authorities	127.0	0.0
Local authorities	0.0	0.0
Other borrowers	1,897.3	1,383.2
Total	**2,024.3**	**1,383.2**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Belgium		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	115.0	90.0
Total	**115.0**	**90.0**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Canada		

Government	0.0	0.0
Regional authorities	450.9	455.4
Local authorities	0.0	0.0
Other borrowers	434.0	176.5
Total	**884.9**	**631.9**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Cyprus		
Government	99.5	99.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**99.5**	**99.5**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Czech Republic		
Government	125.5	238.0
Regional authorities	0.0	0.0
Local authorities	0.0	49.1
Other borrowers	0.0	11.8
Total	**125.5**	**298.9**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Denmark		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	271.5	231.0
Total	**271.5**	**231.0**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Finland		
Government	0.0	447.8
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	99.0	169.0
Total	**99.0**	**616.8**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
France		
Government	2.5	2.5
Regional authorities	0.0	0.0
Local authorities	9.2	12.3
Other borrowers	1,103.5	1,045.0
Total	**1,115.2**	**1,059.8**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Germany		
Government	1,392.1	2,907.2
Regional authorities	25,713.1	27,352.3
Local authorities	2,478.8	2,410.9
Other borrowers	18,543.0	18,490.8
Total	**48,127.0**	**51,161.2**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Great Britain		
Government	0.0	0.0
Regional authorities	0.0	0.0

Local authorities	204.2	41.3
Other borrowers	929.7	794.8
Total	**1,133.9**	**836.1**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Greece		
Government	792.5	827.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	35.0	35.0
Total	**827.5**	**862.5**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Hungary		
Government	218.2	546.2
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	50.0	50.0
Total	**268.2**	**596.2**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Iceland		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	216.0	254.5
Total	**216.0**	**254.5**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Ireland		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	271.7	165.0
Total	**271.7**	**165.0**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Italy		
Government	1,275.6	2,225.0
Regional authorities	800.9	1,008.3
Local authorities	290.7	344.9
Other borrowers	97.8	10.0
Total	**2,465.0**	**3,588.2**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Japan		
Government	6.1	0.0
Regional authorities	87.0	87.0
Local authorities	67.3	0.0
Other borrowers	0.0	0.0
Total	**160.4**	**87.0**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Latvia		
Government	0.0	45.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0

Other borrowers	0.0	0.0
Total	**0.0**	**45.0**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Lithunia		
Government	0.0	39.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**39.0**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Luxembourg		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	201.2	144.5
Total	**201.2**	**144.5**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Norway		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	192.5	95.0
Total	**192.5**	**95.0**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Poland		

Government	512.8	516.4
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**512.8**	516.4

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Portugal		
Government	1,000.0	1,082.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**1,000.0**	**1,082.0**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Slovak Republic		
Government	212.5	297.5
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**212.5**	**297.5**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Slovenia		
Government	142.9	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**142.9**	**0.0**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Spain		
Government	0.0	0.0
Regional authorities	1,819.2	2,053.4
Local authorities	10.0	10.0
Other borrowers	1,653.5	2,036.8
Total	**3,482.7**	**4,100.2**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Sweden		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	263.3	270.5
Other borrowers	40.0	0.0
Total	**303.3**	**270.5**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Switzerland		
Government	0.0	0.0
Regional authorities	313.2	214.1
Local authorities	81.9	54.2
Other borrowers	375.2	150.0
Total	**770.3**	**418.3**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
The Netherlands		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	93.8	1.9
Other borrowers	417.0	467.0

Total	**510.8**	**468.9**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
United Staates		
Government	275.5	83.0
Regional authorities	343.9	278.0
Local authorities	953.5	634.4
Other borrowers	667.3	377.9
Total	**2,240.2**	**1,373.3**

	Assets serving as cover in EUR m	
	Sep 30, 2007	**Sep 30, 2006**
Others		
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	53.2	0.0
Total	**53.2**	**0.0**
Total amount	**67,827.0**	**70,812.4**

ESSEN HYP

Pfandbrief Act

Section 28 (3) (2) PfandBG

Total amount of payments in arrears for at least 90 days in respect of the public-sector loans serving as cover for public-sector Pfandbriefe as defined in Section 28 (1) (1) of the German Pfandbrief Act (PfandBG). These figures are broken down by regions and updated quarterly **(Section 28 (3) (2) PfandBG).**

Total amount of payments in arrears for more than 90 days in EUR m

	Sep 30, 2007	Sep 30, 2006
Country	0.0	0.0
Government	0.0	0.0
Regional authorities	0.0	0.0
Local authorities	0.0	0.0
Other borrowers	0.0	0.0
Total	**0.0**	**0.0**

ESSEN HYP

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Pfandbrief Act

Archive

This is where we file the quarterly information which we publish in accordance with Section 28 of the German Pfandbrief Act (PfandBG). Accordingly, investors can compare the current data to the figures from the previous quarters.

June 30, 2007
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

March 31, 2007
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

December 31, 2006
- **Sec. 28 (1) (1-3) PfandBG**
- **Sec. 28 (2) (1a) PfandBG**
- **Sec. 28 (2) (1b,c) PfandBG**
- **Sec. 28 (2) (2) PfandBG**
- **Sec. 28 (3) (1) PfandBG**
- **Sec. 28 (3) (2) PfandBG**

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ESSEN HYP

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 30.09.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	21,581	31.82
AA+ / Aa1 / AA+	6,129	9.04
AA / Aa2 / AA	5,006	7.38
AA- / Aa3 / AA-	13,203	19.46
A+ / A1 / A+	5,738	8.46
A / A2/ A	3,072	4.53
A- / A3 / A-	1,030	1.52
BBB+ / Baa1 / BBB+	511	0.75
BBB / Baa2 / BBB	92	0.14
Without rating *	11,465	16.90
Total	**67,827**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	5,875	8.66
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,658	6.87

Loans within the EU (public-sector banks, EU member states,

regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	571	0.84
Others	361	0.53
Total	**11,465**	**16.90**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 67,827 m

Information as permitted by banking confidentiality. 30.09.2007

Please click on the different parts of the pie chart for further information.


Foreign territorial authorities and institutions governed by public law
Credit institutions governed by public law and savings banks
13.15%
29.04%
7.08%
Public-sector credit institutions with special tasks (risk weighting of 0)
10.76%
39.97%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)	27,105	39.97
Towns and municipalities, municipal special purpose associations,		

non-profit organizations and loans guaranteed by municipal authorities	4,803	7.08
Public-sector credit institutions with special tasks (risk weighting of 0)	7,297	10.76
Credit institutions governed by public law and savings banks	8,922	13.15
Foreign territorial authorities and institutions governed by public law	19,700	29.04
Total	**67,827**	**100.00**

ESSEN HYP

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 67,827

Information as permitted by banking confidentiality.	30.09.2007
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	281
Federal Government's Special Fund	1,111
Laender (individual German Federal States)	25,713
Total	**27,105**

ESSEN HYP

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 67,827 m

Information as permitted by banking confidentiality.	30.09.2007
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	275
Bavaria	186
Berlin	0
Brandenburg	0
Bremen	71
Hamburg	537
Hesse	318
Lower Saxony	885
Mecklenburg-Western Pomerania	25
North Rhine-Westphalia	1,593
Rhineland-Palatinate	145
Saarland	79
Saxony	9
Saxony-Anhalt	1
Schleswig-Holstein	649
Thuringia	30
Total	**4,803**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 67,827 m

Information as permitted by banking confidentiality.	30.09.2007
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	7,297
Total	**7,297**

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ESSEN HYP

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 67,827 m

Information as permitted by banking confidentiality.	30.09.2007
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks/ financial institution	4,139
Savings banks in	**in Euro m**
Baden-Wuerttemberg	1,069
Bavaria	55
Bremen	35
Hamburg	105
Hesse	217
Lower Saxony	507
Mecklenburg-Western Pomerania	55
North Rhine-Westphalia	2,211
Rhineland-Palatinate	101
Saarland	0
Saxony	25
Schleswig-Holstein	390
Mortgage loans guaranteed by the public-sector	13
Total	**8,922**

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Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 67,827 m

Information as permitted by banking confidentiality.	30.09.2007
Loans within EU	**in Euro m**
Public-sector banks in EU member states	5,919
EU member states	4,361
EU regional governments	2,747
EU member states, cities and municipalities	871
Loans guaranteed by EU member states	1,197
EU institutions	81
Subtotal	**15,176**
Other Foreign Loans	**in Euro m**
Public-sector banks	1,487
States	282
Regional governments	1,195
cities and municipalities	1,103
Loans guaranteed by foreign states	457
Subtotal	**4,524**
Total	**19,700**

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Public-sector loans

Breakdown of cover pool by countries

		30.09.2007
by countries	**in Euro m**	**in %**
Austria	2,024	2.98
Belgium	115	0.17
Canada	885	1.30
Cyprus	100	0.15
Czech Republic	125	0.18
Denmark	271	0.40
Finland	99	0.15
France	1,115	1.64
Germany	48,127	70.96
Great Britain	1,134	1.67
Greece	828	1.22
Hungary	268	0,40
Iceland	216	0.32
Ireland	272	0.40
Italy	2,465	3.63
Latvia	0	0.00
Lithuania	0	0.00
Luxembourg	201	0.30
Norway	193	0.28
Poland	513	0.76
Portugal	1,000	1.47
Slovak Republic	212	0.31

Slovenia	143	0.21
Spain	3,483	5.14
Sweden	303	0.45
Switzerland	770	1.14
The Netherlands	511	0.75
The United States	2,240	3.30
Others	214	0.32
Total	**67,827**	**100.00**

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Public-sector loans

Breakdown of cover pool by risk weighting

Risk weighting	**in Euro m**	**in %**
		30.09.2007
0%	47,366	69.83
10%	410	0.60
20%	20,051	29.57
100%	0	0.00
Total	**67,827**	**100.00**

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Public-sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (public-sector Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus co in % in tl case of fall yields
30.09.2007	67,654.23	64,151.12	3,503.11	5.46	2,964.39	4.74	3,966.92	6.03
31.08.2007	68,807.74	65,364.84	3,442.90	5.27	2,970.09	4.66	3,763.91	5.61
31.07.2007	68,776.54	65,138.57	3,637.97	5.58	3,167.10	4.99	4,065.11	6.08
30.06.2007	72,309.82	68,660.80	3,649.02	5.31	3,060.67	4.57	4,250.65	6.04
31.05.2007	74,202.07	70,467.98	3,734.09	5.30	3,130.11	4.55	4,378.30	6.06
30.04.2007	74,658.88	71,025.80	3,633.08	5.12	3,088.26	4.46	4,236.12	5.81
31.03.2007	75,574.62	71,350.59	4,224.03	5.92	3,694.72	5.31	4,802.82	6.56
28.02.2007	75,841.21	71,655.45	4,185.76	5.84	3,511.98	5.03	4,933.20	6.70
31.01.2007	76,499.57	72,813.67	3,685.90	5.06	2,947.21	4.15	4,483.12	6.00
31.12.2006	77,318.59	73,086.08	4,232.51	5.79	3,578.37	5.02	4,910.79	6.54
30.11.2006	76,996.74	72,519.08	4,477.66	6.17	3,649.22	5.16	5,398.60	7.25
31.10.2006	75,323.29	71,282.12	4,041.17	5.67	3,053.33	4.39	5,246.35	7.18

ESSEN HYP

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
30/09/2007	66,230.50	68,340.88	2,110.38	3.20	57.10	0.10	3.30
31/08/2007	66,934.00	69,026.33	2,092.33	3.10	135.20	0.20	3.30
31/07/2007	67,010.28	69,184.24	2,173.96	3.20	265.30	0.40	3.60
30/06/2007	70,720.91	72,918.70	2,197.79	3.10	905,80	1.30	4.40
31/05/2007	72,307.15	74,433.62	2,126.47	2.90	423.00	0.6	3.50
30/04/2007	72,921.37	74,773.94	1,852.57	2.50	755.30	1.0	3.50
31/03/2007	72,717.31	75,174.61	2,457.30	3.40	300.90	0.40	3.80
28/02/2007	73,061.94	75,185.79	2,123.85	2.90	279.10	0.4	3.3
31/01/2007	74,397.23	76,062.10	1,664.87	2.2	336.40	0.5	2.7
31/12/2006	74,523.60	76,568.35	2,044.75	2.7	231.30	0.3	3.0
30/11/2006	73,499.78	75,497.78	1,998.00	2.70	390.20	0.50	3.70
31/10/2006	72,075.49	73,652.55	1,577.06	2.2	833.20	1.20	3.4

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

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Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch		30.09.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	6,704	34.67
AA+ / Aa1 / AA+	1,733	8.96
AA / Aa2 / AA	1,679	8,68
AA- / Aa3 / AA-	3,731	19.29
A+ / A1 / A+	1,377	7.12
A / A2/ A	1,372	7.09
A- / A3 / A-	556	2.87
BBB+ / Baa1 / BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without rating *	2,190	11.32
Total	**19,342**	**100.00**

*** - Without rating**	**in Euro m**	**in %**
Public-sector banks and saving banks	646	3.34
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	1,439	7.44
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	105	0.54
Others	0	0.00

Total	**2,190**	**11.32**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.

30.09.2007

Please click on the different parts of the pie chart for further information.


Credit institutions governed by public law and savings banks
1.99%
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
7.64%
42.56%
The German Federal Government, the Federal Governments Special Fund and the German Federal States (Länder)
33.88%
Public-sector credit institutions with special tasks (risk weighting of 0)
13.93%

by borrowers	in Euro m	in %
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	8,233	42.56
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	1,477	7.64

Public-sector credit institutions with special tasks (risk weighting of 0)	2,695	13.93
Credit institutions governed by public law and savings banks	384	1.99
Foreign territorial authorities and institutions governed by public law	6,553	33.88
Total	**19,342**	**100.00**

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ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.09.2007
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)	**in Euro m**
Federal Government of Germany	405
Federal Government's Special Fund	0
Laender (individual German Federal States)	7,828
Total	**8,233**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.09.2007
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities	**in Euro m**
Baden-Wuerttemberg	74
Bavaria	29
Berlin	0
Brandenburg	0
Bremen	2
Hamburg	103
Hesse	163
Lower Saxony	43
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	684
Rhineland-Palatinate	61
Saarland	17
Saxony	8
Saxony-Anhalt	0
Schleswig-Holstein	263
Thuringia	30
Total	**1,477**

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Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.09.2007
Public-sector credit institutions with special tasks (risk weighting of 0)	**in Euro m**
special public sector banks (solva 0)	2,695
Total	**2,695**

ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.09.2007
Credit institutions governed by public law and savings banks	**in Euro m**
Public-sector banks and Private banks/ financial institution	194
Savings banks in	**in Euro m**
Baden-Wuerttemberg	0
Bremen	0
Bavaria	0
Hamburg	0
Hesse	0
Lower Saxony	0
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	130
Rhineland-Palatinate	0
Saxony	25
Schleswig-Holstein	35
Total	**384**

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ESSEN HYP

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.09.2007
Loans within EU	**in Euro m**
Public-sector banks in EU member states	3,510
EU member states	361
EU regional governments	143
EU member states, cities and municipalities	143
Loans guaranteed by EU member states	35
EU institutions	0
Subtotal	**4,192**
Other Foreign Loans	**in Euro m**
Public-sector banks	1,198
States	353
Regional governments	346
Foreign member states, cities and municipalities	415
Loans guaranteed by foreign states	49
Subtotal	**2,361**
Total	**6,553**

Public-sector loans - Breakdown of new lending commitments

by countries

		30.09.2007
by countries	**in Euro m**	**in %**
Austria	1,107	5.72
Belgium	75	0.39
Canada	352	1.82
Cyprus	0	0.00
Czech Republic	0	0.00
Denmark	241	1.25
Estonia	0	0.00
Finland	20	0.10
France	55	0.28
Great Britain	238	1.23
Germany	12,789	66.13
Greece	28	0.14
Hungary	0	0.00
Iceland	50	0.26
Ireland	332	1.72
Italy	679	3.51
Latvia	0	0.00
Lithuania	0	0.00
Luxembourg	0	0.00
Norway	134	0.69
Poland	60	0.31
Portugal	0	0.00

Slovak Republic	0	0.00
Slovenia	0	0.00
Spain	1,105	5.71
Sweden	40	0.21
Switzerland	375	1.94
The Netherlands	213	1.10
The United States	1,343	6.94
Others	106	0.55
Total	**19,342**	**100.00**

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Public-sector loans - Breakdown of new lending commitments

by risk weighting

30.09.2007

Risk weighting	in Euro m	in %
0%	13,547	70.04
10%	520	2.69
20%	5,275	27.27
Total	**19,342**	**100.00**

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Risk Report

Fundamental principles

Concept and goals of risk management

Risk is an integral part of all entrepreneurial activity and involves a danger that corporate goals may not be attained due to internal and/or external events or actions or decisions, or that indeed the continuation of the company as a going concern may be jeopardized. Only conscious and target oriented risk management procedures enable Hypothekenbank in Essen AG optimally to attain its overall banking goals. Furthermore, we ensure comprehensive risk management in order to meet the expectations and requirements of our parent company, our investors and capital market partners, rating agencies and the regulatory authorities. We consider risk management to be the entire set of all organizational regulations and measures for the identification of risk and the conscious and target oriented treatment of such risk. A comprehensive system for risk identification, early warning, evaluation (analysis and assessment),

The risk management system at Hypothekenbank in Essen AG


Early warning system
Risk management
Risk controlling
Indicators:
e.g. credit business
Within and/or outside the rating system
Measurement and evaluation of the main risks
also diversification effects/portfolio level, e.g. credit risk model
Limitation of individual risks and overall risk
Implementation of measures, e.g. transfer of credit risk
Monitoring and communication of individual risks, overall risk and compliance with the credit risk strategy
Reporting
Suggestions for action
Risk identification
Risk measurement
Risk management
Risk control
active
Risk avoidance
Risk reduction/ limitation
Risk transfer
Risk diversification
passive
Risk underwriting

control and monitoring within the scope of a risk management system is therefore an integral part of Essen Hyp's business processes.

Our risk management system is oriented on the business and credit risk strategy and therefore on the bank's corporate goals and constitutes a supplement to our strategic and operational planning. Its function is, in particular, assuring the bank's existence and its future success.
The concept of risk represents the danger that actual results will be different from those expected. It can therefore be described as a probability distribution in which both positive and negative variances take place around an expected value. A positive variance is described as an opportunity, whereas a negative variance is considered to be a threat.

Risk categories

Market risk. The term market risk generally comprises all risks involving unfavorable developments in the money and capital markets. Such risks result from the fluctuation of market prices (interest rates, foreign currencies) as well as other price affecting parameters (volatilities, credit spreads). Essen Hyp subdivides market risk into general market risk,

Risk categories

Market risk

- Interest rate risk
- Currency risk
- Volatility risk
- Credit spread risk
- Trading book risk

Credit risk

- Default and credit quality risk
- Concentration and cluster risk
- Country risk
- Settlement risk
- Advance payment risk
- Replacement risk
- Performance risk
- Cover pool risk

Liquidity risk

- Market liquidity risk
- Funding risk

Operational risk

- Processing risk
- System risk
- Personnel risk
- External event risk
- Legal risk
- Outsourcing risk

Other risk

- Business risk
- Strategic risk
- Reputational risk
- Real estate and property risk
- Participation and equity holding risk
- Risk relating to conditions not in line with the market

which includes interest rate risk, currency risk and volatility risk, and specific market risk, which includes credit spread risk.

Credit risk. Credit risk involves the danger that unexpected losses may result from a full or partial default and/or an increase in the expected default probability of borrowers (deterioration of creditworthiness). While default risk defines the danger that a borrower may not at all or only partially make contractually agreed upon principal or interest payments, credit quality risk is the danger of a deterioration in a borrower's creditworthiness. In addition, credit risk also comprises concentration and cluster risk, country risk and counterparty risk (settlement and advance payment risk as well as replacement and performance risk).

Liquidity risk. Liquidity risk covers the current or future danger of an institution not being able to meet its current or future payment obligations when due, or only to be able to do so while incurring losses. Essen Hyp subdivides liquidity risk into market liquidity risk and funding risk.

Operational risk. Operational risk (Op-Risk) is the danger of incurring losses due to inadequacy or failure of internal processes and systems, human error or external factors. This definition includes legal and outsourcing risk.

Other risk. The "other risk" category includes risk that can be quantified either only with difficulty or else not at all, such as e.g. business risk, strategic risk or real estate and property risk. Essen Hyp is aware of the existence of these types of risk and counters potential losses by instituting a buffer in the bank's risk taking capability calculation.

Risk taking capability, risk limitation and limit system

The central driving force of the risk and return oriented overall bank management of Essen Hyp is the optimal use of its economic capital, which is defined as that amount of capital that, with a certain degree of probability, will have to be advanced within a year to cover unexpected losses from risk affected positions (99.95% confidence level, investment period of one year). Within the scope of the calculation the economic capital is compared to the capital available for covering risk (capital for risk coverage) in order to determine whether in the event of a crisis there would be enough capital available to cover potential losses. Risk taking capability exists when all (essential) risks are covered on an ongoing basis by the risk coverage potential (see graph top right).

The ratio of capital for risk coverage to economic capital over the reporting year is shown in the adjacent graph (bottom right).

Diagram of the risk taking capability calculation


Business risk
Operational risk
Budgeted net income
Credit risk
Revaluation reserve
Market risk
Core capital
Economic capital
Capital for risk coverage

Risk taking capability over the reporting year


%
100
80
60
40
20
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Market risk
Credit risk
Operational risk
Business risk
Capital for risk coverage

Organization of the risk management and controlling functions

Risk management organization

An essential prerequisite for the effectiveness and thus efficacy of the risk management system is a clear and transparent risk management organization. To ensure these qualities, the roles and responsibilities of the participating organizational units and their function within the bank wide risk management and control process are defined so as to prevent potential misunderstandings concerning responsibility or overlaps.

At Essen Hyp, the Board of Managing Directors has the overall responsibility for the management of the risks resulting from the individual activities. In the strategic area, the Board of Managing Directors is supported by the Credit Committee (CC), chaired by the Chief Risk Officer (CRO),

Risk management organization


Risk Committee of the Supervisory Board
Board of Managing Directors
Risk strategy
CRO
Risk controlling
Risk management
CC
ALCO
Market risk
Credit risk
Back office
Front office
Operational risk
Liquidity risk
Other risk management units
Other risk
Risk types
Process monitoring: Internal Audit Department

and by the Asset Liability Committee (ALCO) as well as by Board and business planning meetings. Operational risk management according to the bank's stated strategy lies within the scope of responsibility of the responsible front office and back office units. Risk controlling is ensured, in particular, by the Controlling Department. Process-independent monitoring of the risk management system is carried out by Essen Hyp's Internal Audit Department.
The graph on the left provides an overview of the tasks and responsibilities defined within the scope of the risk management organization.

Internal audit
The Internal Audit Department is an instrument of the Board of Managing Directors of Essen Hyp and reports directly to the Chairman of the Board of Managing Directors. It is an essential building block of the bank-wide monitoring system. Acting on instructions from the Board of Managing Directors, it provides independent and objective audit and consulting services designed to create added value and improve business processes. It supports Essen Hyp in the achievement of its goals by evaluating and helping improve operating and business processes, risk management and controlling as well as the bank's internal control system with a systematic and target oriented approach.

Based on a long-term audit plan, the Internal Audit Department reviews and evaluates all operating and business processes of Essen Hyp on a risk and process oriented basis, including, more particularly,

- the functionality, efficacy, cost-effectiveness and adequacy of the internal control system,
- the application, functionality, efficacy and adequacy of the bank's risk management and controlling systems, reporting, information systems and finance and accounting systems,
- compliance with statutory and regulatory requirements as well as other provisions,
- compliance with corporate guidelines, regulations and stipulations, as well as
- the regularity of all operational and business processes, regulations and provisions for the protection of the bank's assets.

The Internal Audit Department draws up a written audit report in a timely manner after completion of the review process. The audit report contains a description of what has been audited, the conclusions of the audit, an assessment of these conclusions and a list of recommended measures. Implementation of the measures and recommendations stated in the report is monitored by means of a database application.

The Supervisory Board of Essen Hyp is kept informed of the most relevant findings in its regular meetings. In addition, annually and following the end of the financial year, the Supervisory Board receives a comprehensive report on the most important findings as well as on the current status of the implementation of the pertinent measures. Any serious deficiencies that are identified are reported to the Chairman of the Supervisory Board without delay.

Implementation of Basel II/SolvV and MaRisk
The impact of Basel II on Essen Hyp. In the first quarter of the reporting year, Essen Hyp participated in the Fifth Quantitative Impact Study (QIS 5). The

results were stringently analyzed and have been incorporated into Commerzbank AG's consolidated Group reporting. As a result it became apparent that the bank, which within the scope of Basel II is aiming at implementing the advanced internal rating based approach (A-IRBA), can overall look forward to distinct relief in respect to risk assets. In particular the home loan segment will benefit from the new regulatory requirements. We are currently expecting a reduction of capital requirements by approximately 60% as compared to the existing *Grundsatz I*. With a view to this future impact, the bank therefore acquired a home loan portfolio in the reporting year. Furthermore, a moderate reduction in the risk assets required can be expected within the segment "Specialized Lending", which comprises commercial real estate finance (CRE). Against this background and by means of detailed analyses, the bank is carrying out ongoing monitoring and assessment of all loans for the purposes of gradual portfolio optimization in keeping with the internal rating based approach.

For the capital markets business as a whole we have stated an increase in capital requirements pursuant to Basel II. This is particularly true for loans to borrowers governed by public law. For Essen Hyp as a traditionally large public-sector lending institution it is therefore of major importance that the demonstrably low default probability of loans to these borrowers is taken into account when modeling the relevant rating components. This is the only way to achieve a noticeable reduction of the risk-adjusted capital allocation in this core segment in the future.

The Fifth Quantitative Impact Study was carried out using the Basel II computation module implemented at the bank. Within the scope of an ongoing review process the bank is gradually integrating the relevant amendments to the Solvency Regulation (SolvV) that became final at the end of the year.

Implementation status. In the past, Essen Hyp had participated in joint projects initiated by the Association of German Pfandbrief Banks (vdp), in which internal rating components were developed for the real estate finance business. The 2004 PD (probability of default) component for commercial real estate finance has been incorporated into the bank's credit procedures and was developed jointly with BV Risk Solutions of Cologne, a subsidiary of Bankverlag Köln.

With reference to our home loan segment, i.e. residential loans to private customers, since the beginning of the reporting year Essen Hyp has been participating in a scoring procedure developed by Eurohypo AG to determine default probabilities in accordance with the Basel II requirements.

Internal rating procedures intended to measure PD for our business segments public-sector loans (Federal States *(Länder)* and territorial authorities) and/or for the capital markets business (banks) were developed by our parent company and/or within the scope of joint projects managed by the vdp and Standard & Poor's Risk Solutions, Frankfurt.

As concerns the determination of the LGD (loss given default) rate for real estate finance (both commercial loans and home loans) and the subsequent calculation of the future capital requirements according to Basel II, the bank joined a project started by other mortgage banks at an early stage.

The Basel II computation module thus designed and implemented at Essen Hyp forms the basis

which enables us to calculate and evaluate all financing transactions carried out by the bank within the scope of either new business or portfolio transactions in compliance with the pertinent regulations stipulated by Basel II.
Further standardization of the rating procedures and/or the underlying methodology is aimed at within the Commerzbank Group as part of the implementation of Basel II. Since the beginning of the financial year 2007 the bank has therefore been involved in a Group-wide migration project within which the rating components for commercial real estate finance will be integrated into the bank's credit procedures.
The components used at Essen Hyp for the capital markets and public-sector lending business (for PD and LGD determination) currently already correspond to the methods and procedures used at Commerzbank AG.
The migration of the rating procedures is intended to guarantee optimal allocation of counterparty risk and best possible management of this type of risk within the Group via a standardized risk assessment based on methodical consolidation.
In the past reporting year, the bank's activities within the scope of Basel II were already taking place with a view to the beginning stages of the supervisory review and certification of the rating components and calculation procedures. In the first quarter of 2007, the Bundesbank's auditors are expected at Essen Hyp in order to approve the internal rating procedure for loans to banks. While processing what is commonly referred to as cross-reference lists, Essen Hyp has laid the foundations for successful acceptance in collaboration with our certification specialist colleagues at Commerzbank AG and with the support of the Group, via the consulting company PwC.
According to current plan, all internal rating procedures at Essen Hyp will be reviewed by the banking supervisory authority in 2007.

MaRisk implementation. With the introduction of the Minimum Requirements for Risk Management (MaRisk), the German banking supervisory authority implemented the second pillar of Basel II and the Solvency Regulation (SolvV), the so-called "Supervisory Review Process". The MaRisk modify the Minimum Requirements for Trading Activities (MaH), the Minimum Requirements for Lending Operations (MaK) and the Minimum Requirements for the Internal Audit (MaIR). In addition to the requirements concerning the formulation of strategy and the risk taking capability, the MaRisk represent new quantitative and qualitative requirements as concerns risk management and monitoring at an institution. One of the fundamental changes is the requirement that stipulates adequate risk management and controlling processes for interest rate risk in the investment book. For Essen Hyp, however, this is nothing new, as much stricter requirements based on a gentlemen's agreement between the Federal Financial Supervisory Agency (BaFin) and the mortgage banks used to apply to mortgage banks prior to the introduction of the Pfandbrief Act (PfandBG).
To implement the MaRisk requirements, Essen Hyp has set up an interdisciplinary project group, which has identified all requirements that are relevant for the bank's business and assigned them to partial projects with specific work packages. The project group was able to complete most of the projects already by the end of 2006. Completion of partial projects still outstanding is planned for the first half of 2007. Accordingly, the MaRisk will have been fully implemented in 2007.

Risk management and controlling process
Process overview
The risk management process at Essen Hyp comprises all activities necessary for a systematic approach to risk handling at Essen Hyp. It consists of the following phases: identification, evaluation (analysis and assessment), control and communication of risk, as well as monitoring the efficacy (effectiveness) and efficiency (adequacy) of risk management measures.

- The goal of *risk identification* is a structured, detailed and wherever possible complete detection of all conceivable risk potential to be found at Essen Hyp in connection with its business processes and functional areas. Risk identification therefore provides the information needed for subsequent phases.
- The bank has implemented *early warning systems* that vary as to type and scope on the basis of the risk potential of our different areas of business. These systems serve to identify those loans and positions that begin to show indications of risk considered to be increased as compared to Essen Hyp's risk profile. This enables Essen Hyp to initiate countermeasures at the earliest possible stage (e.g. intensive treatment of loans).
- The goal of strategic *risk assessment* is to analyze the risks identified with regard to their risk potential for the bank, to rank them, and to represent them on a risk map. This quantitative

Risk management process map

Identification

Assessment

Monitoring

Management

Communication

assessment is drawn up in conjunction with a verbal justification on the basis of the following parameters: probability of occurrence, risk significance and controllability.

- (Operating) *risk measurement* is intended to determine the actual loss potentials and to reconcile them with the stipulated limits. The values thus measured are represented in the pertinent reports.
- *Risk management* means active control, i.e. actual management of the risk positions determined as part of the risk identification and risk analysis phases. Risk management must be congruent with corporate goals and the resulting goals of risk management.
- The goal of *risk reporting* is systematically to process, concentrate, channel and communicate the data obtained in connection with the previous phases.
- In the last phase of the risk management process, *risk monitoring* is intended to ensure that the actual risk position of Essen Hyp will always correspond to the targeted risk position stipulated by the Board of Managing Directors. Therefore, continuous operating control of the effectiveness of risk management measures is central to this phase.

Risk management with dual balance sheet accounting

Essen Hyp draws up both individual annual financial statements according to the German Commercial Code (HGB) and also, within the Group, annual financial statements according to the International Accounting Standards/International Financial Reporting Standards (IAS/IFRS).

By comparison to German commercial law, risk management according to IAS/IFRS is oriented to a much greater extent on the fair value principle. According to this principle, all financial assets and liabilities, including financial derivatives, must fundamentally be recognized in the balance sheet and evaluated in respect to the category to which they are assigned.

All financial instruments listed on an "active market" within the meaning of IAS 39 must be valued at fair value.

The category "Financial assets held to maturity" is not used. Market changes are recognized as either having a positive or a neutral effect on the profit and loss account. This partial balance sheet accounting at market values, often referred to as the "mixed model", necessitated the total interest rate book to be structured in partial portfolios within the scope of the overall bank management. This is the only way in which balance sheet impacts according to IAS/IFRS can be kept and managed within predefined limits. The daily valuation carried out for the purposes of IAS/IFRS accounting also helps show up potential effects of asset liability management measures.

Market risk

Strategy. Market risk is consciously incurred within the scope of the predefined limits and taking into account the relevant approval powers in order to generate earnings.

Organization. Active market risk management is the responsibility of the Capital Markets Division. Risk controlling is the task of the Market Risk Department.

Management. Market risk management is both risk and profits oriented. This involves setting market risk limits that take into account both the use of the economic capital and business expectations.

Risk measurement methods. Market risk is determined on the basis of the value at risk (VaR) concept. For these purposes, VaR is defined as the maximum loss of a portfolio over a specified holding period, where that loss will not be exceeded with a certain predetermined degree of probability (confidence

level). General market risk is calculated by means of historical simulation, and specific market risk is determined on the basis of a variance-covariance model.
The VaR is validated by means of back-testing. In this procedure, the maximum net present value change in the portfolio forecast by means of the VaR is compared to the actual changes. In addition to compliance with regulatory requirements, the goal of this procedure is to assess and continuously improve forecast quality.

Stress test and scenario analysis. As the results of a VaR calculation do not provide conclusions concerning the behavior of a particular portfolio under extreme market movements, other stress tests are carried out in addition to the VaR. Stress tests are calculated with the help of a selection of defined scenarios that distinctly exceed the range of standard daily fluctuations in the risk factors. All scenarios are developed based on historical yields and comprise both positive and negative shifts in the yield curve as well as tilts of the yield curve at certain key points on the curve. We also simulate other scenarios that are not extreme but involve other changes in the market data that are of interest to Essen Hyp (scenario analysis).

Limits. The level of general and specific market risk is limited for maximum utilization of the VaR and for the standardized stress tests. Trading book transactions are subject to a VaR sub-limit. In addition, a floor for the overall market value has been fixed.

Reporting. On a daily basis, the Board of Managing Directors, the Division Heads, the Head of Treasury and the Head of Bank Management are informed of the trends in Essen Hyp's market value, the level of the VaR including the credit spread VaR and of the utilization of the different risk limits. At the same time the net present values of the public-sector and mortgage Pfandbriefe outstanding and their pertinent cover assets, as well as changes under defined stress scenarios are also determined and communicated. Furthermore, the Board of Managing Directors receives, on a monthly basis, detailed reports from the individual corporate divisions and departments. The report prepared by the Controlling Department includes, among other things, information on the transactions carried out in the past month, their impact on the gap report, the development of the market value and the developments concerning risk limit utilization. These reports also record the status of new products if applicable. The monthly report of the Accounting and Tax Department shows, among other things, the development of the balance sheet and profit and loss items according to both the German Commercial Code (HGB) and IAS/IFRS.

Trends in market risk figures over the financial year. As of December 31, 2006 the VaR represented 54.6% of the approved limit. Average limit utilization in 2006 was 69.8%. The utilization of the limit for worst case scenarios was 56.3% at the end of the year, at an average of 56.1% over the entire year. Essen Hyp incurred almost no currency or volatility risks in 2006 or significantly eliminated them by means of hedging instruments.

New developments in the financial year

Trading book institution/active trader. In August 2006 Essen Hyp registered with the Federal Financial Supervisory Authority (BaFin) as a trading book institution or active trader. In this capacity it enters into trading positions for the purpose of the short-term generation of additional profit. These positions are taken within the scope of stringently defined

parameters. Owing to the potentially increased risk content of these positions, Essen Hyp has set a sub-limit for the VaR arising out of trading book positions, approving only certain types of contracts within the scope of trading book transactions.

New risk calculation approach. With the goal of achieving the highest possible accuracy and data security in the calculation of risk ratios, a new risk calculation method was developed in our information systems and implemented into the existing systems and processes in the course of the reporting year. Contrary to the concept held to date, in the new risk calculation ratios are calculated both on an overall basis and also for individual risk factors (interest rates, currencies and volatilities) and on different aggregation levels, which enables differentiated market risk monitoring and management.

PRIME conversion. In August of 2006 we converted our Front Arena Atlas front-end system to Front Arena PRIME. This facilitates accounting for and valuation of existing contracts.

Credit risk

Strategy. The credit risk strategy sets the framework for the medium term management of the capital markets and real estate loan portfolios. Our strategy is based on the analysis of the starting position under our business policy and the estimation of the future risks and returns linked to the granting of credit. The credit risk strategy thus constitutes the foundation for the planned activities in the capital markets and real estate finance businesses and defines both the planned products and the target markets.

Value at risk on a daily basis and on an annual average of the authorized limit in 2006 in %


100
90
80
70
60
50
40
30
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
VaR (daily figures)
Annual average

Organization. Active management of credit risk takes place under the joint responsibility of the responsible front office (Corporate Divisions Capital Markets and Real Estate Finance) and back office (Corporate Division Transaction Management) units. Risk controlling of credit risk at portfolio level is the responsibility of the Controlling Department.

Management. As an essential core function in banking, credit risk management is a decisive competitive factor. Only an institution that is able to quantify and manage its credit risk on a timely and systematic basis can meet the increasing requirements of its various stakeholders and will in the future be able to achieve a balanced relationship between risk and return.
The target portfolio defined in our credit risk strategy is the benchmark for new business and portfolio management activities. Credit risk is managed by means of a limit system that provides for limits for both issuers and counterparties on an individual contract level and also for country limits on a portfolio level. For country risk management purposes the bank uses Group know-how in addition to its own expertise. Within the scope of the Group-wide credit and decision-making process, Essen Hyp is also included in the parent company's Group limit system.

Credit approval and decision-making process. The conditions for each credit decision are determined by Essen Hyp's guidelines on credit approval powers. Credit approval powers are visually represented as a matrix whose structure is defined by the type of borrower, the borrower's internal rating and the facility requested by the responsible front office unit. An integral component of each credit decision is a creditworthiness analysis of the borrower, which culminates in the calculation of the borrower's internal rating taking into account all default risk relevant information. To perform creditworthiness evaluations, Essen Hyp uses different EDP supported rating systems which are geared to the bank's different asset classes.

With the exception of the home loan segment, the property valuations carried out by the Hyp-Cert appraisers of Immobilien Expertise GmbH, a subsidiary of Essen Hyp, are of central significance for the determination of the lending value *(Beleihungswert)*. Sustained income from properties to be mortgaged, as evidenced in the final appraisal report and taking into account non-recoverable operating costs, must distinctly exceed principal and interest payments to the bank and, if applicable, to other lenders. With the approval of the Supervisory Board's Risk Committee, the bank has developed credit guidelines that stipulate minimum debt service coverage (DSC) ratios and maximum loan terms depending on the amortization structure. In addition, specific portfolio limits are set for special risks, e.g. construction and development financing, financing in the East German Federal States *(Länder)* and selected property types. The guidelines also list the property types currently not eligible for lending or on which the bank will lend only subject to special conditions. A catalogue of favored target countries is also included in the guidelines.

Within the levels of credit approval powers, all credit decisions at the bank require the approval of the responsible front office unit, and, subsequently, a second vote from the responsible back office unit, independently from that issued by the front office unit. Both votes have to be issued prior to deciding on a credit application and thus constitute a prerequisite for decision-making.
The Credit Committee, chaired by the Chief Risk Officer, is the central decision-making body within

the levels of credit approval powers. The Credit Committee intervenes in Essen Hyp's decision-making process to bundle risk relevant decisions and/or to vote on credit reports to be submitted to the Board of Managing Directors.
Credit decisions that are not within the credit approval powers of Essen Hyp's Board of Managing Directors are submitted to the competent units at Commerzbank AG before being submitted to the Risk Committee of Essen Hyp's Supervisory Board for final decision.

Risk measurement methods. Monitoring compliance with the bank's credit risk strategy is the job of the Controlling Department. In order to ensure implementation of the risk strategy rules and to limit risk concentrations, the economic capital tied up is used as both a reference value and the upper risk limit for concentration and cluster risk. In addition, a standard comparison of budgeted and actual performance of the bank portfolios is also carried out on the basis of the target performance defined in the credit risk strategy.
For individual contracts, credit risk is fundamentally measured on an annual basis by means of the bank's internal credit rating for the borrower, obtained by means of quantitative and qualitative data, with the intensity and frequency of the risk measurement being dependent on the borrower's level of risk. The rotational risk measurement for individual contracts is supplemented with regular rating migration analyses at portfolio or, where applicable, sub-portfolio level.
The bank's ongoing monitoring is supplemented by an early warning system oriented on the risk inherent in the different portfolios. This system is designed to enable Essen Hyp, by means of quantitative and qualitative indicators and on a timely basis, to recognize risks affecting borrowers and to initiate appropriate countermeasures.

Reporting. The Board of Managing Directors, the Division Heads and the Supervisory Board / Risk Committee are comprehensively informed of credit risk trends by means of the quarterly risk report. Any credit risks that have been identified are analyzed in accordance with their essential structural characteristics (size, country and segment concentrations as well as rating distribution) with a view to determining compliance with the credit risk strategy. In the report, loans identified as non-performing are listed and described separately for the capital markets and the real estate finance segment. On this basis the Board of Managing Directors decides on the action to be taken in regard to significant deviations from the credit risk strategy and the connected countermeasures.

Provision for possible loan losses. Recognizable risks in the credit business are appropriately taken into account by means of specific valuation allowances and of global valuation allowances for latent risks. To date we have had no need to form specific valuation allowances for the loans to public-sector bodies or entities governed by public law, or to set aside provisions for these loans.
As far as real estate finance is concerned, in-depth analyses that produce an estimation of potentially necessary precautionary measures are carried out in the course of the year to ensure planning compliance for the bank. For risk provisioning purposes, specific valuation allowances in respect to credit risks were formed by using the most realistic value (MRV) approach. Starting with a rating of 6.1, which corresponds to default status under Basel II, the portions remaining uncovered on application of the MRV approach have been fully written down in non-performing loans.
As part of our credit risk strategy we determined actuarial standard risk costs for both the home loan segment and commercial real estate finance on the basis of the existing portfolio quality and structure.

In view of the fact that some 95% of all home loans in our portfolio do not exceed 60% of the property's lending value *(Beleihungswert)*, we use uniform standard risk costs for this business segment. In the commercial real estate finance segment, however, standard risk costs are calculated on the basis of the loan to value ratio. In the course of further implementation of our internal rating systems, we will gradually achieve risk adjusted pricing by calculating standard risk costs based on the expected loss.

Cover pool risk management
§ 27 Sec. 1 of the German Pfandbrief Act (PfandBG) requires Pfandbrief banks to implement an appropriate risk management system that stipulates appropriate instruments and regulations concerning management, monitoring and control, in particular as relates to risks arising out of credits included in the cover pool and from the issuance of Pfandbriefe resulting therefrom. In this connection we have implemented a global, bank-wide risk management system that meets the special requirements of § 27 PfandBG. The duty of transparency pursuant to § 28 PfandBG is also complied with.

Public-sector loans and securities issued by other borrowers. Our public-sector cover assets amounted to €76.3bn at the end of the reporting year. The high quality of these assets is reflected on the one hand

Structure of our public-sector cover pool as of December 31, 2006
in %


26.0
46.2
8.8
5.6
The German Federal Government, the Federal Government's Special Fund and the German Federal States (Länder)
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
Public-sector credit institutions with special tasks
Credit institutions governed by public law (including claims guaranteed by these), savings banks and German credit institutions governed by private law
Foreign territorial authorities, foreign institutions governed by public law and foreign credit institutions

Total: €76.3bn

in a lower average risk weighting pursuant to *Grundsatz I* and, on the other hand, in the external ratings assigned by the international rating agencies. In accordance with *Grundsatz I,* 72.7% of these assets are classified as having a risk weighting of 0%, 0.9% would be weighted at 10% and 26.4% at 20%. An analysis of the credit portfolio from a rating point of view shows that 37.7% of the cover assets are rated triple A, 33.6% double A, 13.7% single A and 1.2% triple B. Assets that are not externally rated make up 13.8% of all loans included in the cover pool, consisting to 54% of loans to credit institutions governed by public law, domestic private banks and savings banks and to 46% of claims on domestic and foreign public-sector entities and public-sector institutions that according to our own creditworthiness analysis also enjoy excellent credit quality.

As a basic principle, an investment grade rating is required for the granting of loans not eligible for cover to foreign public-sector entities and other borrowers. As of December 31, 2006 loans to these borrowers (not including derivatives) totaled €1.2bn. Of these loans, 0.8% are rated triple A, 9.8% double A, 78.9% single A and 9.4% triple B. No external rating is recorded for 1.1% of these loans.

Rating of public-sector cover assets as of December 31, 2006

Standard & Poor's / Moody's / FitchRatings	in € m	in %
AAA / Aaa / AAA	28,810	37.7
AA+ / Aa1 / AA+	6,658	8.7
AA / Aa2 / AA	4,777	6.3
AA– / Aa3 / AA–	14,192	18.6
A+ / A1 / A+	7,216	9.5
A / A2 / A	2,561	3.4
A– / A3 / A–	635	0.8
BBB+ / Baa1 / BBB+	808	1.1
BBB / Baa2 / BBB	93	0.1
Not rated	10,592	13.8
Total	76,342	100.0

Derivatives. The bank reduces its counterparty risk by means of bilateral framework agreements that as a rule include netting agreements. This aspect, too, is subject to a standard Group regulation. The breakdown of our derivatives portfolio by counterparty rating is shown in the following table (see also page 110 in the notes to the annual financial statements):

Counterparty ratings in € m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Triple A	250	698	2,530	3,478
Double A	12,044	34,109	23,251	69,404
Single A	20,047	42,876	43,387	106,310
Triple B	0	0	0	0
Not rated	4,932	17,055	13,921	35,908
Total	37,273	94,738	83,089	215,100

The counterparties not rated are German subsidiaries of foreign financial and credit institutions which in turn enjoy good credit ratings. The volumes involved are shown in the following table. In this table, we have assigned the rating of these foreign financial and credit institutions to our counterparties as an "implicit rating".

Implicit counterparty ratings in € m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Double A	1,150	3,046	1,771	5,967
Single A	3,782	14,009	12,150	29,941
Total	4,932	17,055	13,921	35,908

These derivatives are used exclusively to hedge the interest rate risk at the individual contract and/or portfolio level and to manage the overall interest rate book in regard to returns and interest risk profile.
Essen Hyp's interest-bearing positions are valued on a daily basis. Information on the calculated total market value is provided daily to the Board of Managing Directors, the Head of Treasury and the Head of Bank Management. As a part of Essen Hyp's limit system, a floor for the market value has been fixed, which is to ensure that the overall market value never falls short of a predefined minimum amount.

Net present value of the Pfandbrief cover. We calculate the net present value of our Pfandbrief cover on a daily basis. We are required by law to maintain a surplus cover of 2% at all times. Our internal rule requires 2.5%. Pursuant to § 4 Sec. 2 PfandBG this surplus cover is calculated on the basis of the net present value of the cover pool while assuming the required stress tests. These stress tests ensure that the surplus cover of 2% is also met in the event of interest rate movements. For its stress test calculations Essen Hyp employs the dynamic method, which uses the value at risk method based on the interest rate movements over the previous 250 trading days. Under stress test conditions, average surplus cover available at all times was 5.5% for

Net present value surplus cover of our public-sector Pfandbriefe in € bn


81
76
71
66
61
56
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our public-sector cover pool
Net present value of public-sector Pfandbriefe outstanding
Net present value surplus cover

Net present value surplus cover of our mortgage Pfandbriefe in € bn


6.0
5.5
5.0
4.5
4.0
3.5
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Net present value of our mortgage cover pool
Net present value of mortgage Pfandbriefe outstanding
Net present value surplus cover

public-sector Pfandbriefe, and 10.6% for mortgage Pfandbriefe. No replacement was arranged for a large volume mortgage Pfandbrief which fell due in October.

Liquidity risk

Strategy. The goal of liquidity risk management is to ensure that Essen Hyp is solvent at all times and not subject to any impairment. With this aim, Essen Hyp pursues the concept of matching long-term maturities, usually referred to as the "stable funding concept". This means that long-term loans are predominantly funded on a long-term basis.

When evaluating the liquidity situation it is important to bear in mind that the assets in the segments public-sector loans, loans to banks and corporate loans are highly liquid and can thus, within the scope of nominal surplus cover, be sold and/or placed on the repo market if necessary.

Organization. Ensuring constant payment ability at all times is the job of the Treasury Department. Measurement and monitoring of the liquidity risk are the responsibilities of the Controlling and Accounting and Tax Departments.

Management. Liquidity risk management is based on the Group's available net liquidity (ANL) concept, which was, to a large extent, introduced during the reporting year and has already been implemented into the pertinent processes and procedures. In addition, liquidity risk is managed in accordance with the regulatory liquidity ratio as set out in *Grundsatz II*.

Risk measurement methods. The calculation of the liquidity ratio according to *Grundsatz II* is the responsibility of the Accounting and Tax Department. According to this principle, a credit institution's liquidity is considered to be assured when the weighted liquid assets available to it within 30 days cover the weighted payment obligations callable during this period. In the reporting year the liquidity ratio was between 1.1 and 1.5 and thus at all times higher than the minimum ratio of 1.0 required by the supervisory authorities.

In addition, the bank determines liquidity risk by representing the level of mismatches in the form of a cash flow gap analysis. The mismatches are compared to existing short-term funding lines plus the liquidity reserve, which enables an assessment of the liquidity position.
Using the ANL concept, legal and economic cash flows are calculated for both balance sheet and non-balance sheet items. A compensation instrument, called balance sheet liquidity, is being developed for potential future liquidity gaps. This liquidity reserve results from borrowing on or disposing of liquid assets.

Reporting. The Treasury Department's liquidity forecast is submitted to the Board of Managing Directors on a daily basis. The Board of Managing Directors is regularly informed of Essen Hyp's liquidity situation as part of the quarterly risk report.

Development of our liquidity ratio in accordance with *Grundsatz II*


2.5
2
1.5
1
minimum ratio required by law
0.5
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Operational risk

Strategy. One of Essen Hyp's ongoing concerns is to keep operational risk at the lowest level possible in order to affect the economic capital as little as possible. To achieve this, we are very demanding in regard to process quality. In addition, we are forcing introduction of an IT standard and continue to develop employee sensitivity in regard to operational risk on an ongoing basis.

Organization. Essen Hyp has appointed an Op-Risk Controller in the Controlling Department, who is in constant contact with the Op-Risk Department of Commerzbank AG. The managers of each individual business unit and department are responsible for managing operational risk within their unit or department.

Management. Various different options are available to the Heads of Essen Hyp's business units and departments. The essential issue is whether risks are consciously incurred, or, rather, reduced and/or entirely prevented, avoided or transferred (for example via an insurance policy).

Risk measurement methods. Operational risk is measured on the basis of internal and external loss data and qualitative information concerning the business environment and the process quality. This information is gathered within the scope of a Quality Self Assessment (QSA). Loss distribution is determined by means of Monte-Carlo simulation models.

Reporting. The Op-Risk Department regularly produces reports on operational risk in the IT, Personnel and Legal Departments. These reports are reviewed in the Risk Committee meetings and are regularly presented and discussed in the meetings of the Board of Managing Directors. Any operational losses including legal risk are reported on a regular basis to the Board of Managing Directors and/or to the Risk Committee.

Developments over the reporting year. Op-Risk Controlling focused on the implementation of the requirements for obtaining AMA (Advanced Measurement Approach) certification within the Group. This included the following points:

In cooperation with Commerzbank AG, a new Qualitative Self Assessment was carried out in the fourth quarter of 2006. With the aid of questionnaire modules, experts from selected business units of Essen Hyp evaluated the quality of various processes, e.g. in the personnel, compliance and IT areas. The results will be assessed in the first quarter of 2007, following which any necessary measures will be taken.

After drawing up the risk inventory, a dialogue with staff helped identify and evaluate typical sources of operational risk and the losses they could engender. The result, in the form of a risk map, shows the areas of the bank in which operational risks can develop and ranks the risk potential in an evaluation queue.

Owing to the significant use of IT systems and EDP applications, the cooperation between the Op-Risk Department and the Corporate Division Services has been further expanded. The goal of this cooperation is to ensure the functionality of the bank's IT environment so as to reduce and/or entirely avoid or prevent operational losses.

Summary and prospects

Over the reporting year, Essen Hyp has continued to develop its risk management and controlling system. The importance of risk management for a risk and return oriented overall bank management will continue to grow. Against this background, in the future we will also continue to develop our risk measurement and management processes and procedures at a high level and on an ongoing basis in concordance with forward-looking risk measurement methods. This course of action aims at ensuring optimum capital allocation. We have already reported on the risks that are of importance for an overall assessment. No other risk criteria or portfolio jeopardizing events became apparent over the reporting year. From the current perspective, no risks are apparent in the period covered by the forecast that would endanger the continuation of Essen Hyp as a going concern. We ensured that the risk coverage potential would at all times be distinctly above the level of risk incurred. The bank's risk taking capability was therefore assured at all times. As far as recognizable risks are concerned, within the scope of the annual financial statements we have taken the appropriate measures by means of write-offs, specific valuation allowances and provisions for reserves.

Overall we pursue the goal of managing the total market risk position in a manner such that by assigning economic capital to the different business segments the overall risk position is reduced without compromising profitability.

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Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
30/09/2007	37.3	44.2
31/08/2007	40.7	44.2
31/07/2007	30.8	44.2
30/06/2007	30.9	44.2
31/05/2007	33.9	44.2
30/04/2007	56.4	44.2
31/03/2007	42.1	44.2
28/02/2007	42.6	44.2
31/01/2007	43.7	44.2
31/12/2006	54.6	69.9
30/11/2006	51.1	69.9
31/10/2006	55.0	69.9

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Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
30/09/2007	39.5	47.7
31/08/2007	44.3	47.7
31/07/2007	40.3	47.7
30/06/2007	42.3	47.7
31/05/2007	45.7	47.7
30/04/2007	53.7	47.7
31/03/2007	50.4	47.7
28/02/2007	48.8	47.7
31/01/2007	50.2	47.7
31/12/2006	56.3	55.9
30/11/2006	54.6	55.9
31/10/2006	50.8	55.9

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Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	**Required by law**	**Ratio**	**Required by law**	**Ratio**
30/09/2007	4.0	7.9	8.0	12.0
31/08/2007	4.0	7.8	8.0	12.0
31/07/2007	4.0	7.8	8.0	12.0
30/06/2007	4.0	7.7	8.0	11.9
31/05/2007	4.0	7.6	8.0	11.7
30/04/2007	4.0	7.6	8.0	11.7
31/03/2007	4.0	7.5	8.0	11.6
28/02/2007	4.0	6.7	8.0	10.8
31/01/2007	4.0	6.7	8.0	10.9
31/12/2006	4.0	6.8	8.0	10.9
30/11/2006	4.0	6.6	8.0	11.1
31/10/2006	4.0	6.9	8.0	11.5

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Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
30/09/2007	2.08	1.0
31/08/2007	1.07	1.0
31/07/2007	1.16	1.0
30/06/2007	1.03	1.0
31/05/2007	1.24	1.0
30/04/2007	1.50	1.0
31/03/2007	1.10	1.0
28/02/2007	1.38	1.0
31/01/2007	1.09	1.0
31/12/2006	1.32	1.0
30/11/2006	1.75	1.0
31/10/2006	1.27	1.0

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Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity — 30.09.2007

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	0.0	0.00	1,342.8	2.24	2,476.7	3.31	3,819.5	2.05
Double A	29,780.6	58.04	30,194.0	50.35	31,631.1	42.21	91,605.7	49.19
Single A	21,532.5	41.96	28,430.9	47.41	40,822.3	54.48	90,785.7	48.76
Triple B	0.0	0.00	0.0	0.00	0.0	0.00	0.0	0.00
Total	**51,313.1**	**100.00**	**59,967.7**	**100.00**	**74,930.1**	**100.00**	**186,210.9**	**100.00**

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Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity

30.09.2007

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	49,350.2	96.17	54,488.8	90.87	66,396.6	88.61	170,235.6	91.42
Swaptions	102.3	0.20	440.6	0.73	567.9	0.76	1,110.8	0.60
Other interest rate derivatives	0.0	0.00	0.0	0.00	0.00	0.00	0.0	0.00
Currency swaps	1460.6	2.85	4,768.3	7.95	5,337.1	7.12	11,566.0	6.21
Credit default swaps	400.0	0.78	270.0	0.45	2,628.5	3.51	3,298.5	1.77
Total	**51,313.1**	**100.00**	**59,967.7**	**100.00**	**74,930.1**	**100.00**	**186,210.9**	**100.00**

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Investor Relations

Ratings and Analyses (as of: June 13, 2007)

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aaa	AAA
- mortgage	not rated	Aa1 *	AAA
Long-term counterparty rating	A- (outlook stable)	A1 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A1	not rated
- Subordinated Debt	BBB+	A2	not rated
Commercial Paper Program	A-2	P-1	not rated
Financial Strength	not rated	C	B/C

* under review for possible upgrade

Rating Reports

- **Standard & Poor's** — **Bank Credit Report as of June 13, 2007**
- Moody's — **Credit Opinion as of May 18, 2007**, **Rating Action as of May 14, 2007**
- **Fitch Ratings** — **Rating Analysis as of December 19, 2006**

(Acrobat Reader required. **Download Acrobat Reader**)

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Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Pfandbrief Banks (vdp) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X

New mortgage lending commitments	x
Public-sector cover pool	x
Mortgage cover pool	x
Derivatives	x
Derivatives serving as cover	x
Cover pools at market value / development and stress scenarios	x

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

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Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch 30.09.2007

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	100	8.58
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	26	2.23
AA- / Aa3 / AA-	95	8.15
A+ / A1 / A+	97	8.32
A / A2 / A	454	38.93
A- / A3 / A-	350	30.02
BBB+ / Baa1 / BBB+	32	2.74
BBB / Baa2 / BBB	0	0.00
BBB- /Baa3 /BBB-	0	0.00
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	12	1.03
Total	**1,166**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00

Other (e.g. financial institutions)	12	1.03
Total	**12**	**1.03**

ESSEN HYP

Breakdown of non-cover assets

by borrowers

		30.09.2007
by borrowers	**in Euro m**	**in %**
National credit institutions	0	0.00
Foreign Governments and municipalities	39	3.34
International credit institutions	207	17.75
Other foreign financial institutions (guaranteed by national or international credit institutions)	737	63.22
Others	183	15.69
Total	**1,166**	**100.00**

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Breakdown of non-cover assets

by countries

		30.09.2007
by countries	**in Euro m**	**in %**
Germany	13	1.11
EU member states without Germany		
The Netherlands	40	3.43
France	70	6.00
Denmark	0	0.00
Austria	0	0.00
Belgium	0	0.00
Great Britain	135	11.58
Ireland	153	13.12
Italy	0	0.00
Spain	192	16.47
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**590**	**50.60**
Non EU member states in Western Europe	12	1.03
Others	551	47.26
Total	**1,166**	**100.00**

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Breakdown of non-cover assets

by risk weighting

30.09.2007

Risk weighting	in Euro m	in %
0%	19	1.63
10%	0	0.00
20%	910	78.04
100%	237	20.33
Total	**1,166**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch

Should the rating agencies come to different rating results, the worst rating is taken into account.

		30.09.2007
by rating	**in Euro m**	**in %**
AAA / Aaa / AAA	100	33.56
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	2	0.67
AA- / Aa3 / AA-	67	22.48
A+ / A1 / A+	0	0.00
A / A2 / A	7	2.35
A- / A3 / A-	122	40.94
BBB+/Baa1/BBB+	0	0.00
BBB / Baa2 / BBB	0	0.00
Without Rating	0	0.00
Total	**298**	**100.00**

* - Without rating

	in Euro m	**in %**
National credit institutions	0	0.00
International credit institutions	0	0.00
Other (e.g. financial institutions)	0	0.00

Total	**0**	**0.00**

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Non-cover loans - Breakdown of new lending commitments

by borrowers

	30.09.2007	
by borrowers	**in Euro m**	**in %**
National credit institutions	7	2.35
Foreign Governments and municipalities	67	22.48
International credit institutions	0	0.00
Other foreign financial institutions (guaranteed by national or international credit institutions)	124	41.61
Others	100	33.56
Total	**298**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by countries

	30.09.2007	
by countries	**in Euro m**	**in %**
Germany	0	0.00
EU member states without Germany		
The Netherlands	0	0.00
Belgium	0	0.00
France	0	0.00
Austria	0	0.00
Denmark	0	0.00
Great Britain	100	33.56
Ireland	0	0.00
Italy	0	0.00
Spain	0	0.00
Finland	0	0.00
Sweden	0	0.00
Estonia	0	0.00
Hungary	0	0.00
Total EU without Germany	**100**	**33.56**
Non EU member states in Western Europe	0	0.00
Others	198	66.44
Total	**298**	**100.00**

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Non-cover loans - Breakdown of new lending commitments

by risk weighting

		30.09.2007
Risk weighting	**in Euro m**	**in %**
0%	25	8.39
10%	0	0.00
20%	173	58.05
100%	100	33.56
Total	**298**	**100.00**

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Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Commercial Properties in Euro m 30.09.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	533.5	31.3	235.2	25.6	186.8	47.3	63.1	28.9	46.2	24.2	829.6	34.4
	West **	424.7	24.9	262.8	28.7	55.8	14.1	19.3	15.9	51.0	26.7	550.8	22.8
	East ***	11.2	0.7	13.9	1.5	2.9	0.7	1.0	0.8	0.0	0.0	15.1	0.6
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.2	0.1	0.0	0.0	0.1	0.0	0.0	0.0	1.1	0.6	2.4	0.1
	East ***	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
Factory buildings	Foreign countries	9.6	0.6	0.0	0.0	3.2	0.8	1.6	1.3	5.5	2.9	19.9	0.8
	West **	42.9	2.5	29.2	3.2	4.6	1.2	1.5	1.2	4.1	2.1	53.1	2.2
	East ***	1.6	0.1	0.0	0.0	0.5	0.1	0.2	0.2	0.0	0.0	2.3	0.1
Shops	Foreign countries	86.0	5.0	0.0	0.0	45.7	11.6	12.3	10.2	37.9	19.8	181.9	7.5
	West **	287.5	16.9	199.0	21.7	33.5	8.5	3.0	2.5	4.2	2.2	328.2	13.6
	East ***	61.0	3.6	37.7	4.1	15.7	4.0	6.4	5.3	5.4	2.8	88.5	3.7
Hotels and restaurants	Foreign countries	20.7	1.2	19.0	2.1	0.0	0.0	0.0	0.0	0.0	0.0	20.7	0.9
	West **	16.3	1.0	2.7	0.3	6.6	1.7	2.2	1.8	9.2	4.8	34.3	1.4
	East ***	19.6	1.1	7.1	0.8	6.1	1.5	2.4	2.0	18.3	9.6	46.4	1.9
Other non-residential	Foreign countries	1.0	0.1	0.0	0.0	0.3	0.1	0.2	0.2	0.2	0.1	1.7	0.1

properties	West **	119.5	7.0	74.9	8.2	25.9	6.6	6.5	5.4	7.3	3.8	159.2	6.6
	East ***	11.0	0.6	10.7	1.2	3.3	0.8	0.8	0.7	0.0	0.0	15.1	0.6
Ware-houses and exhibition buildings	Foreign countries	22.3	1.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22.3	0.9
	West **	34.8	2.0	24.9	2.7	4.0	1.0	0.6	0.5	0.6	0.3	40.0	1.7
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	673.1	39.5	254.2	27.7	236.0	59.8	77.2	63.8	89.8	47.0	1,076.1	44.6
	West **	926.9	54.4	593.5	64.7	130.5	33.0	33.1	27.3	77.5	40.6	1,168.0	48.5
	East ***	104.5	6.1	69.4	7.6	28.5	7.2	10.8	8.9	23.7	12.4	167.5	6.9
	Total	**1,704.5**	**100.0**	**917.1**	**100.0**	**395.0**	**100.0**	**121.1**	**100.0**	**191.0**	**100.0**	**2,411.6**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	4.2	0.1	0.0	0.0	0.4	0.1	0.0	0.0	0.0	0.0	4.6	0.1
	West **	3,524.7	62.4	2,563.3	62.7	143.1	51.3	5.6	24.7	3.4	9.9	3,676.8	61.4
	East ***	470.5	8.3	319.1	7.8	27.3	9.8	1.5	6.6	0.6	1.7	499.9	8.4
Owned flats	Foreign countries	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	West **	983.5	17.4	759.6	18.6	45.8	16.4	2.5	11.0	1.4	4.1	1,033.2	17.3
	East ***	48.9	0.9	36.8	0.9	2.0	0.7	0.2	0.9	0.2	0.6	51.3	0.9
Residen-tial con-struction for letting purposes	Foreign countries	25.9	0.5	0.5	0.0	8.5	3.0	1.4	6.2	0.0	0.0	35.8	0.6
	West **	493.0	8.7	369.2	9.0	42.8	15.3	8.7	38.3	18.8	54.7	563.3	9.4
	East ***	97.6	1.7	40.3	1.0	9.0	3.2	2.8	12.3	10.0	29.1	119.4	2.0
Total residential properties	Foreign countries	30.3	0.5	0.5	0.0	8.9	3.2	1.4	6.2	0.0	0.0	40.6	0.7
	West **	5,001.2	88.6	3,692.1	90.3	231.7	83.1	16.8	74.0	23.6	68.6	5,273.3	88.1
	East ***	617.0	10.9	396.2	9.7	38.3	13.7	4.5	19.8	10.8	31.4	670.6	11.2
	Total	**5,648.5**	**100.0**	**4,088.8**	**100.0**	**278.9**	**100.0**	**22.7**	**100.0**	**34.4**	**100.0**	**5,984.5**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	703.4	63.1	254.7	5.1	244.9	21.9	78.6	7.0	89.8	8.0	1,116.7	13.3
	West **	5,928.1	92.1	4,285.6	85.6	362.2	5.6	49.9	0.8	101.1	1.6	6,441.3	76.7
	East ***	721.5	86.1	465.6	9.3	66.8	8.0	15.3	1.8	34.5	4.1	838.1	10.0
	Total	**7,353.0**	**87.6**	**5,005.9**	**100.0**	**673.9**	**8.0**	**143.8**	**1.7**	**225.4**	**2.7**	**8,396.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.09.2007

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	United States	10.2	0.0	54.2	13.9	16.1	94.0	8.7
	England	121.6	75.2	47.7	28.5	22.8	220.6	20.5
	France	86.7	32.2	8.9	1.1	1.2	97.9	9.0
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	3.2
	The Netherlands	52.8	40.3	12.8	0.0	0.0	65.6	6.1
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	1.8
	Switzerland	106.5	87.5	35.5	16.5	2.6	161.1	15.0
	Spain	66.5	0.0	16.1	0.0	0.0	82.6	7.7
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	5.0
Factory buildings	Czech Republik	9.6	0.0	3.2	1.6	5.5	19.9	1.8
Shops	United States	5.0	0.0	24.9	8.6	3.0	41.5	3.9
	England	58.5	0.0	13.3	0.0	25.9	97.7	9.1
	Poland	22.5	0.0	7.5	3.7	9.0	42.7	4.0
Hotels and restaurants	France	19.0	19.0	0.0	0.0	0.0	19.0	1.8
	Spain	1.7	0.0	0.0	0.0	0.0	1.7	0.2
other nonresidential properties	England	1.0	0.0	0.3	0.2	0.2	1.7	0.2
Warehouse and exhibition buildings	France	22.3	0.0	0.0	0.0	0.0	22.3	2.1
Total commercial properties	United States	15.2	0.0	79.1	22.1	19.1	135.5	12.6

	Belgium	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	England	181.1	75.2	61.3	28.7	48.9	320.0	29.8
	France	128.0	51.2	8.9	1.1	1.2	139.2	12.9
	Canada	20.7	0.0	6.9	3.5	3.5	34.6	3.2
	Czech Republik	9.6	0.0	3.2	1.6	5.5	19.9	1.8
	The Netherlands	52.8	40.3	12.8	0.0	0.0	65.6	6.1
	Poland	39.8	0.0	9.4	3.7	9.0	61.9	5.8
	Switzerland	106.5	87.5	35.5	16.5	2.6	161.1	15.0
	Spain	68.2	0.0	16.1	0.0	0.0	84.3	7.8
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	5.0
	Total	**673.1**	**254.2**	**236.0**	**77.2**	**89.8**	**1,076.1**	**100.0**

Residential Properties in Euro m 30.09.2007

Purpose of property	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
owned flats	France	0.2	0.0	0.0	0.0	0.0	0.2	0.5
owned houses	Austria	0.4	0.0	0.1	0.0	0.0	0.5	1.2
	France	3.8	0.0	0.3	0.0	0.0	4.1	10.1
Residential con-struction for letting purposes	United States	25.4	0.0	8.5	1.4	0.0	35.3	87.0
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.2
Total residential properties	Austria	0.4	0.0	0.1	0.0	0.0	0.5	1.2
	United States	25.4	0.0	8.5	1.4	0.0	35.3	87.0
	Belgium	0.5	0.5	0.0	0.0	0.0	0.5	1.2
	France	4.0	0.0	0.3	0.0	0.0	4.3	10.6
	Total	**30.3**	**0.5**	**8.9**	**1.4**	**0.0**	**40.6**	**100.0**

Total in Euro m 30.09.2007

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**

Austria	51.6	0.0	2.9	0.0	0.0	54.5	4.9
United States	40.6	0.0	87.6	23.5	19.1	170.8	15.3
Belgium	0.5	0.5	0.0	0.0	0.0	0.5	0.0
England	181.1	75.2	61.3	28.7	48.9	320.0	28.8
France	132.0	51.2	9.2	1.1	1.2	143.5	12.8
Canada	20.7	0.0	6.9	3.5	3.5	34.6	3.1
Czech Republik	9.6	0.0	3.2	1.6	5.5	19.9	1.8
The Netherlands	52.8	40.3	12.8	0.0	0.0	65.6	5.9
Poland	39.8	0.0	9.4	3.7	9.0	61.9	5.5
Switzerland	106.5	87.5	35.5	16.5	2.6	161.1	14.4
Spain	68.2	0.0	16.1	0.0	0.0	84.3	7.5
Total	**703.4**	**254.7**	**244.9**	**78.6**	**89.8**	**1,116.7**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

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Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (mortgage Pfandbriefe)	Market value surplus cover in € m	Surplus cover in %	Market value (dynamic approach)		Market value (dynamic approach)	
					Surplus cover in € m in the case of rising yields	Surplus cover in % in the case of rising yields	Surplus cover in € m in the case of falling yields	Surplus cover in % in the case of falling yields
30.09.2007	5,995.52	5,606.67	388.85	6.94	235.68	4.36	520.81	8.94
31.08.2007	5,456.88	4,994.22	462.66	9.26	363.73	7.59	529.52	10.16
31.07.2007	5,262.30	4,547.19	715.11	15.73	598.24	13.67	806.13	17.03
30.06.2007	5,197.31	4,478.03	719.28	16.06	590.80	13.67	822.30	17.70
31.05.2007	4,883.93	4,492.26	391.67	8.72	294.20	6.80	447.09	9.58
30.04.2007	4,799.82	4,494.86	304.96	6.78	218.69	5.05	344.40	7.37
31.03.2007	5,361.60	4,485.30	876.30	19.54	865.48	20.03	896.85	19.24
28.02.2007	4,818.40	4,493.78	324.62	7.22	244.48	5.65	419.46	8.98
31.01.2007	4,750.73	4,478.77	271.96	6.07	196.81	4.57	361.00	7.75
31.12.2006	4,479.37	4,538.27	211.10	4.65	133.19	3.05	302.55	6.41
30.11.2006	4,643.45	4,458.39	185.06	4.15	125.76	2.93	256.01	5.52
31.10.2006	4,622.46	4,341.84	280.63	6.46	217.82	5.21	355.66	7.88

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Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover
30/09/2007	5,709.72	6,034.87	325.15	5.69	2,227.11
31/08/2007	5,092.59	5,423.03	330.44	6.49	2,648.08
31/07/2007	4,667.55	5,245.28	577.73	12.38	2,930.82
30/06/2007	4,617.00	5,203.27	586.27	12.70	2,927.04
31/05/2007	4,607.48	4,812.40	204.92	4.45	2,901.46
30/04/2007	4,573.23	4,671.03	97.80	2.14	2,920.23
31/03/2007	4,548.19	4,843.75	295.56	6.50	2,881.98
28/02/2007	4,532.31	4,885.85	353.54	7.80	2,846.56
31/01/2007	4,542.22	4,836.07	293.85	6.47	2,778.49
31/12/2006	4,582.18	4,823.05	240.87	5.26	2,780.04
30/11/2006	4,458.75	4,676.47	217.72	4.88	2,620.46
31/10/2006	4,349.71	4,657.32	307.61	7.06	2,614.50

* For technical reasons (e.g. due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

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Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*.

Date	in %
30/09/2007	13.90
31/08/2007	13.98
31/07/2007	13.50
30/06/2007	13.46
31/05/2007	13.49
30/04/2007	13.60
31/03/2007	13.50
28/02/2007	13.59
31/01/2007	13.61
31/12/2006	13.47
30/11/2006	12.64
31/10/2006	12.76

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m

30.09.2007

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	111.6	33.8	0.0	0.0	18.1	37.9	5.1	52.0	8.4	23.0	143.2	33.8
	West **	64.7	19.6	0.0	0.0	1.5	3.1	0.0	0.0	0.0	0.0	66.2	15.6
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.1	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.5	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5	0.4
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	58.5	17.7	0.0	0.0	13.3	27.9	0.0	0.0	25.9	70.8	97.7	23.0
	West **	61.5	18.6	0.3	1.9	12.6	26.4	3.6	36.7	0.0	0.0	77.7	18.3
	East ***	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Hotels and restaurants	Foreign countries	19.0	5.8	19.0	98.4	0.0	0.0	0.0	0.0	0.0	0.0	19.0	4.5
	West **	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential	Foreign countries	1.0	0.3	0.0	0.0	0.3	0.6	0.2	2.0	0.2	0.5	1.7	0.4

properties	West **	8.0	2.4	0.0	0.0	1.6	3.4	0.7	7.1	1.5	4.1	11.8	2.8
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	3.6	1.1	0.0	0.0	0.3	0.6	0.2	2.0	0.5	1.4	4.6	1.1
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial properties	Foreign countries	190.1	57.6	19.0	98.4	31.7	66.5	5.3	54.1	34.5	94.3	261.6	61.8
	West **	139.5	42.3	0.3	1.6	16.0	33.5	4.5	45.9	2.1	5.7	162.1	38.2
	East ***	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
	Total	**329.8**	**100.0**	**19.3**	**100.0**	**47.7**	**100.0**	**9.8**	**100.0**	**36.6**	**100.0**	**423.9**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	170.5	61.1	1.6	23.5	18.7	48.2	1.8	40.9	0.6	0.0	191.6	59.0
	East ***	22.7	8.1	0.0	0.0	2.0	5.2	0.1	2.3	0.3	0.0	25.1	7.7
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	38.9	13.9	0.4	5.9	5.1	13.1	0.7	15.9	0.2	0.0	44.9	13.8
	East ***	1.3	0.5	0.0	0.0	0.1	0.3	0.1	2.3	0.0	0.0	1.5	0.5
Residen-tial con-struction for letting purposes	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	41.9	15.0	2.3	33.8	11.8	30.4	1.3	29.5	1.2	0.0	56.2	17.3
	East ***	3.8	1.4	2.5	36.8	1.1	2.8	0.4	9.1	0.0	0.0	5.3	1.6
Total residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	251.3	90.0	4.3	63.2	35.6	91.8	3.8	86.4	2.0	0.0	292.7	90.2
	East ***	27.8	10.0	2.5	36.8	3.2	8.2	0.6	13.6	0.3	0.0	31.9	9.8
	Total	**279.1**	**100.0**	**6.8**	**100.0**	**38.8**	**100.0**	**4.4**	**100.0**	**2.3**	**0.0**	**324.6**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	190.1	72.7	19.0	72.6	31.7	12.1	5.3	2.0	34.5	13.2	261.6	34.9
	West **	390.8	86.0	4.6	17.8	51.6	11.3	8.3	1.8	4.1	0.9	454.8	60.8
	East ***	28.0	87.2	2.5	9.6	3.2	10.0	0.6	1.9	0.3	0.9	32.1	4.3
	Total	**608.9**	**81.3**	**26.1**	**100.0**	**86.5**	**11.6**	**14.2**	**1.9**	**38.9**	**5.2**	**748.5**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

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Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m 30.09.2007

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80 %**	**LTV 81-90 %**	**LTV >90 %**	**Total**	**in %**
Office and administrative buildings	France	19.6	0.0	6.5	3.2	4.3	33.6	12.8
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	20.7
	England	7.6	0.0	2.6	1.3	1.5	13.0	5.0
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	7.3
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	3.2
	Nederlands	12.0	0.0	3.0	0.0	0.0	15.0	5.7
Shops	England	58.5	0.0	13.3	0.0	25.9	97.7	37.4
hotels and restaurants	France	19.0	19.0	0.0	0.0	0.0	19.0	7.3
other nonresidential properties	England	1.0	0.0	0.3	0.2	0.2	1.7	0.6
Total commercial properties	France	38.6	19.0	6.5	3.2	4.3	52.6	20.1
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	20.7
	England	67.1	0.0	16.2	1.5	27.6	112.4	43.0
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	7.3
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	3.2
	Nederlands	12.0	0.0	3.0	0.0	0.0	15.0	5.7
	Total	**190.1**	**19.0**	**31.7**	**5.3**	**34.5**	**261.6**	**100.0**

Residential Properties in Euro m 30.09.2007

Purpose of property	**Country***	**LTV**	**of**	**LTV**	**LTV**	**LTV**	**Total**	**in %**

		up to 60%	which used as cover	61-80%	81-90%	>90%		
owned houses		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Residential construction for letting purposes		0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total residential properties		0.0	0.0	0.0	0.0	0.0	0.0	0.0
		0.0	0.0	0.0	0.0	0.0	0.0	0.0
	Total	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**

Total in Euro m 30.09.2007

Mortgage loans	**Country***	**LTV up to 60%**	**of which used as cover**	**LTV 61-80%**	**LTV 81-90%**	**LTV >90%**	**Total**	**in %**
	Austria	51.2	0.0	2.8	0.0	0.0	54.0	20.7
	France	38.6	19.0	6.5	3.2	4.3	52.6	20.1
	England	67.1	0.0	16.2	1.5	27.6	112.4	43.0
	Poland	17.3	0.0	1.9	0.0	0.0	19.2	7.3
	Switzerland	3.9	0.0	1.3	0.6	2.6	8.4	3.2
	Nederlands	12.0	0.0	3.0	0.0	0.0	15.0	5.7
	Total	**190.1**	**19.0**	**31.7**	**5.3**	**34.5**	**261.6**	**100.0**

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Bonds & Notes

The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment – a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 26.2% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Pfandbrief Banks (vdp) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of **German Pfandbrief Banks**.

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Last update: Sep 2007

Sec 28 PfandBG
Last update: Sep 2007
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Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade

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Our Treasury Department

Head of Capital Markets

▷ **Jens Remmers** Head of Capital Markets

Heads of Treasury Department

▷ **Günter Pless** Head of Treasury
▷ **Heidi Riedel** Deputy Head of Treasury
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Capital Markets	Money Markets	Derivatives
▷ **Andreas Bayer**	▷ **Michael Leineweber**	▷ **Heiko Siede**
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Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 31.07.2007

Security no	Increases by	Increases on	Issuing volume in €	Coupon	Maturity	Issue Date	Market makers	Ratings S&P/ Moody's	Ratings Fitch
257 402	250	04/06	1,273	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aaa	AAA
HBE 0BQ	500	03/06	2,000	2,750	11/03/08	11/03/05	1/6/18/27	AAA/Aaa	AAA
A0A 71Z	250	05/06	1,250	3,25	19/05/08	18/05/04	3/15/25/28	AAA/Aaa	AAA
A0A Y3F	500	02/06	2,500	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aaa	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aaa	AAA
169 713	750	07/06	2,950	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aaa	AAA
257 424	500	07/06	2,500	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aaa	AAA
HBE 0BA			2,000	2,75	27/02/09	19/01/05	1-6/8/14/15/18/25/29	AAA/Aaa	AAA
257 433	125	04/07	2,375	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aaa	AAA
HBE 0F1			2,500	3,000	28/09/09	19/01/06	1-6/9/11/14/18/25/27	AAA/Aaa	AAA
HBE 0AJ			2,000	3,250	17/11/09	17/11/04	1/5/18/26	AAA/Aaa	AAA
HBE 0E6			1,500	3,000	17/02/10	10/11/05	1/3/5/9/10/11/14/15/19/22/25/28	AAA/Aaa	AAA
HBE0DE			1,250	2,50	05/07/10	05/07/05	1/4/5/14	AAA/Aaa	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aaa	AAA
HBE 0EK			1,000	2,750	21/09/11	14/09/05	3/15/25/28	AAA/Aaa	AAA
HBE 1NT			1,500	4,000	21/11/11	20/02/07	1-6/10/14/18/22/25/32/33/36	AAA/Aaa	AAA
HBE 1LM			1,200	3,75	28/09/12	28/09/06	1/3/4/9/18/22/25/30	AAA/Aaa	AAA
HBE 1MM			1,000	3,875	21/11/13	14/11/06	1-3/6/8/9/11/14/15/27/33-35	AAA/Aaa	AAA
HBE 1MP			1,000	3,875	21/11/16	14/11/06	1/2/5/10/11/18/19/22/26/27/30/32	AAA/Aaa	AAA
			35,565						

Bonds & Notes - Jumbos / Globals and their Increases - Amounts in EUR m Status: 30.09.2004 Seite 2 von 2

Security no	by	on	Issuing volume **in US-$**	Coupon	Maturity	Issue Date	Market makers	S&P
HBE 0FC			1,000	4,75	08/12/10	02/12/05	5/31	AAA
HBE 1MD			1,250	5,00	20/01/12	08/11/06	5/11/31	AAA
			2,250					

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas, 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limited Zweigniederlassung Deutschland, 28=CALYON Corporate and Investment Bank, 29=Nordea Markets Division, 30=UBS Limited, 31=Bear Stearns, 32=HSH Nordbank, 33=JP Morgan, 34=OKO-Bank, 35=Royal Bank of Scotland, 36=Caja de Ahorros y Monte de Piedad de Madrid

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Bonds & Notes

Essen Hyp EUR 30,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €30bn Debt Issuance Program, which was launched on May 28, 1998 and increased to €30bn in April 2006, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
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Moody's	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

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The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	**Moody's**
Public-sector *Pfandbriefe*	AAA	Aaa
Senior Unsecured Debt	A-	A1
Subordinated Debt	BBB+	A2

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Calyon, Citigroup, Commerzbank, Deutsche Bank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, UBS Warburg and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » **Debt Issuance Program Prospectus 2007**.

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail:
Guenter.Pless@essenhyp.com

Fax Treasury: +49 201 8135-399

Christin Schmid
Capital Markets
Tel.: +49 201 8135-368
E-mail:
Christin.Schmid@essenhyp.com

Fax Treasury: +49 201 8135-399

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Bonds & Notes

Essen Hyp A$ 5,000,000,000 Debt Issuance Program (DIP)

On October 13, 2006 Essen Hyp launched an A$ 5 billion Debt Issuance Program which permits the issue of both secured and unsecured bonds on the Australian market. The bank does not take any foreign exchange risks onto its books, given that these risks are hedged by €/A$ currency swaps. Drawings under the program are made in A$.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA/ A-1+	Aaa
Senior Unsecured Debt	A-/A-2	A2
Mortgage *Pfandbriefe*	n.r.	Aa1
Short term issues	n.r.	P-1

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by ABN AMRO BANK N.V., Australian Branch. The dealers are ABN AMRO BANK N.V., Australian Branch, Commonwealth Bank of Australia, National Australia Bank Limited, Royal Bank of Canada and UBS AG, Australia Branch. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department or look at our latest » **Information Memorandum 2006**.

Günter Pless Senior Vice President Global Head of Treasury	Oliver Schwarzer Deputy Head of Treasury

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S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Tel.: +49 201 8135-360 E-mail: **Guenter.Pless@essenhyp.com**	Tel.: +49 201 8135-364 E-mail: **Oliver.Schwarzer@essenhyp.com**
Fax Treasury: +49 201 8135-399	Fax Treasury: +49 201 8135-399

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Bonds & Notes

Securities Prospectus

Persons into whose possession the Euro 30,000,000,000 Debt Issuance Program Prospectus or the A$ 5,000,000,000 Medium Term Note Program Information Memorandum of Hypothekenbank in Essen Aktiengesellschaft (the "Issuer") , as amended or supplemented (the "Prospectus" or the "Information Memorandum"), or any final terms (the "Final Terms") of the offer of notes issued by the Issuer under its Euro 30,000,000,000 Debt Issuance Program (the "Notes") or any pricing supplement (the "Pricing Supplement") of the offer of medium term notes issued by the Issuer under its A$ 5,000,000,000 Medium Term Note Program (the MTNs) comes, are requested to inform themselves and to observe any legal restrictions on the distribution of the Prospectus or the Information Memorandum and any Final Terms or Pricing Supplements and the offering, sale and delivery of Notes or MTNs in the relevant jurisdiction, all as stated in the Prospectus or the Information Memorandum. Persons interested in purchasing any Notes or MTNs are additionally requested to study said legal restrictions in order to verify whether they qualify as an investor in such Notes or MTNs before purchasing any of them.

Accept

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S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

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» **Medium Term Notes in €** (EMTN)
» **Medium Term Notes in A$** (AMTN)

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Ratings	**public-sector *Pfand-briefe***	**mortgage *Pfand-briefe***
S&P	AAA	-
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Fitch Ratings	AAA	AAA

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ESSEN HYP

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clearstream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5m. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock

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S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade

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exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 (Standard & Poor's)
P-1 (Moody's)

Arranger:
Commerzbank AG

Frequent dealers:
Commerzbank AG, Deutsche Bank AG, Barclays London

Day-to-day dealer:
Citigroup, London; Dresdner Bank, FFM; Goldman Sachs, London; Ixis Corp & Inv. Bank, FFM; Lehman Brothers, London.

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Monika Rieks
Head of Short Term Desk
Tel.: +49 201 8135-371
E-mail:**Monika.Rieks@essenhyp.com**

Michael Leineweber
Tel.: +49 201 8135-372
E-mail:**Michael.Leineweber@essenhyp.com**

Fax Treasury: +49 201 8135-399

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Slimbos

Slimbos (Short Liquid Money Market Bonds) are highly liquid money market bonds which have been issued on the German money markets since fall 2004. The banks issuing theses bonds must, as a minimum, have a long-term rating. Slimbos have become increasingly popular with both national and international investors.

Slimbos are short-term unsecured bearer bonds featuring a maturity of no more than two years. The minimum issuance volume is €500m. Slimbos are placed by bank syndicates of some four to six joint leads.

For trades between €1m and €15m market making is guaranteed by the lead managers. Slimbos are listed on a stock exchange within 30 days after their issue. The issuance volume may be increased at any time. Slimbos are traded electronically via Bloomberg Trading and Eurex Bonds. They are placed as retention deals.

Accordingly, Slimbos can be seen as the equivalent of Jumbo Pfandbriefe in the unsecured money markets.

Having now operated in the Slimbo market since July 2005, Essen Hyp plans to further expand its activities in this market segment in the future.

Outstanding

Security no	increases by	increases on	Issuing volume in EUR m	coupon	maturity
HBE 1NX	250	05/07	1.250	4,25	25/04/08
Total			**1.250**		

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Essen Hyp's Chief Economist Dirk Chlench ranked as one of the top forecasters » more

Ratings	public-sector *Pfand-briefe*	mortgage *Pfand-briefe*
S&P	AAA	-
Moody's	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Economic and Interest

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Rate Outlook G3
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Current Financial and Economic Topics
United States: Interest rate commentary - back again as a U.S. growth optimist!
» more

Interest Rate Forecast Meeting
Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development.
» more

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Essen Hyp about to receive STEP label

Essen Hyp seeks to receive the STEP label for its European Commercial Paper Programs in spring 2007. STEP stands for 'Short-Term European Paper'.

The STEP label has been developed by ACI (The Financial Markets Association) and FBE (Fédération Bancaire de l'Union Européenne) in cooperation with the European Central Bank.

The aim of STEP is to foster the integration of the European markets for Short-Term Money Market Paper by laying down general market standards. This will enhance market liquidity and increase diversification opportunities.

The STEP Market Convention lays down the criteria and requirements to be fulfilled by an issuance program in order to be STEP compliant. These criteria and requirements relate to the format of documentation, settlement and the provision of data for the production of STEP statistics. The creditworthiness of the issuer, however, is not taken into account.

Issues qualifying for the STEP label are automatically eligible as Tier 1 securities of the ECB.

Accordingly, compliance with the STEP label is an additional quality feature for the benefit of our ECP Program investors.

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S&P	AAA	-
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Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Reuters Dealing

HYES

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Fitch Ratings	AAA	AAA

* under review for possible upgrade

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ESSEN HYP

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Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

- **Annual Report 2006 (English version) pdf**
- **Press Release Annual Report 2006 (English version) pdf**

- **Annual Report 2005 (English version) pdf**
- **Press Release Annual Report 2005 (English version) pdf**

- **Annual Report 2004 (English version) pdf**
- **Press Release Annual Report 2004 (English version) pdf**

- **Annual Report 2003 (English version) pdf**
- **Press Release Annual Report 2003 (English version) pdf**

- **Annual Report 2002 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

- **Annual Report 2001 (English version) pdf**
- **Press Release Annual Report (English version) pdf**

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Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Financial Calendar 2007/ 2008

Key Dates 2007

Mid-November 2007	Interim Report as of September 30, 2007

Key Dates 2008

March 13, 2008	Annual General Meeting and (Supervisory Board) Meeting on the 2007 Annual Accounts
March 14, 2008	Press Conference on the 2007 Annual Accounts and publication of the German version of our 2007 Annual Report
May 2008	Publication of the English version of our 2007 Annual Report
Mid-August 2008	Interim Report as of June 30, 2008
Mid-November 2008	Interim Report as of September 30, 2008

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These items are available:

- ☐ Annual Report 2006 English **(Download as PDF)**
- ☐ Annual Report 2006 German **(Download as PDF)**

- ☐ Annual Report 2005 English **(Download as PDF)**
- ☐ Annual Report 2005 German **(Download as PDF)**

- ☐ Annual Report 2004 English **(Download as PDF)**
- ☐ Annual Report 2004 German **(Download as PDF)**

- ☐ Annual Report 2003 English **(Download as PDF)**
- ☐ Annual Report 2003 German **(Download as PDF)**

- ☐ Annual Report 2002 English **(Download as PDF)**
- ☐ Annual Report 2002 German **(Download as PDF)**

- ☐ Annual Report 2001 English **(Download as PDF)**
- ☐ Annual Report 2001 German **(Download as PDF)**

- ☐ Annual Report 2000 English **(Download as PDF)**
- ☐ Annual Report 2000 German **(Download as PDF)**

Please forward this order to:

Surname*

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International Real Estate Finance

Europe and North America

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.
In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good



Morrison Street,
Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.

The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

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International Real Estate Finance

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

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Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.



Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

ESSEN HYP

International Real Estate Finance

Contacts

If you require further information, please do not hesitate to contact us for specific and personalized advice:

Headquarters

Hypothekenbank in Essen AG
International Real Estate Finance - Marketing
Gildehofstraße 1
45127 Essen
Germany

Barbara Wittenbrink, Senior Associate
Tel.: +49 201 8135-471
Fax: +49 201 8135-297

Representative Offices

Great Britain
Hypothekenbank in Essen AG
Representative Office Great Britain
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain

Rainer Polenz, General Manager
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

France

Hypothekenbank in Essen AG
Representative Office France
9, avenue de Friedland
75008 Paris
France

Franca Zachert, General Manager
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Belgium
Hypothekenbank in Essen AG
Representative Office Belgium
Rue de l´Amazone 2
1050 Bruxelles
Belgium

Tel.: +32 25 34 95 95
Fax.:+32 25 34 96 96

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Company

Success needs far-sightedness

Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to **contact** us and we will be happy to provide you with any information you require.

▷ 15 Years of Hypothekenbank in Essen AG

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Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ **Declaration of Conformity with the German Corporate Governance Code (March 21, 2007)** (PDF)

▷ **Declaration of Conformity with the German Corporate Governance Code (April 24, 2006)** (PDF)

▷ **Corporate Governance Code of Hypothekenbank in Essen**

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Fitch Ratings	AAA	AAA

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Aktiengesellschaft (PDF)

▷ **Declaration of Compliance with the German Corporate Governance Code (March 17, 2005)** (PDF)

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ESSEN HYP

Company

Organization Chart

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Corporate Division I
Corporate Management Center

Head: Dr. G. Stricker
Deputy Head:
N. Wittkopf

- Secretariat to the Board of Managing Directors
- Investor Relations
- Corporate Communications
- Public Relations
- Strategy
- Group Reporting

Corporate Division III
Real Estate Finance

Head: W. Salomo
Deputy Head:
W. Böving

- National Real Estate Finance Marketing
- International Real Estate Finance Marketing
- Representative Offices
- Branches

Member of the Board of Managing Directors
Wolfgang Groth

Corporate Division II
Capital Markets

Head: J. Remmers
Deputy Heads:
G. Pless, M. Bartling

- Treasury
- Bank Management
- Research

Corporate Division IV
Services

Head: H. Möller
Deputy Head:
R. Kruse

- IT- Compliance
- IT- Development
- IT- Production
- Organization

Member of the Board of Managing Directors
Burkhard Dallosch

Corporate Division V
Finance

Head: N. Boddenberg
Deputy Head:
J. Wihler

- Accounting and Tax
- Operations Global Markets
- Risk Controlling

Corporate Division VI
Transaction Management

Head: C. Angott
Deputy Heads:
I. Plange, Chr. Bungarten

- Transaction Management (national/ international)
- Credit Research
- Mortgage Lending Risk Management
- Loan Foreclosure

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ESSEN HYP

Company

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	**1987**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**
Claims outstanding:											
Mortgage loans	108	1,715	1,827	1,841	2,271	3,003	4,290	5,822	7,258	6,926	8,074
Public-sector loans	603	29,389	35,873	39,810	36,097	36,841	35,870	34,764	33,102	35,824	33,249
Bonds and notes **)	31	2,689	5,918	10,701	16,493	24,349	24,286	25,179	30,588	39,855	45,109
Other claims	0	672	888	1,591	2,415	2,703	4,035	5,647	5,047	7,352	12,788
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	1,219	1,087	1,078	1,272	1,305	1,884	2,703	4,173	4,250	4,667
Public-sector *Pfandbriefe*	819	30,077	38,684	48,379	47,015	54,519	50,738	51,477	52,571	60,972	75,643
Other bonds and notes / other liabilities	0	3,418	4,872	5,281	9,170	12,182	16,855	18,452	20,855	25,770	20,162
New lending commitments:											
Mortgage loans	135	266	415	574	1,216	1,366	1,627	2,517	1,956	1,770	2,026
Public-sector loans	875	14,238	14,856	16,706	13,714	5,297	4,235	7,148	4,538	10,898	9,746
Bonds and notes**)	31	2,907	4,518	6,771	12,494	16,632	12,420	8,016	10,541	16,156	22,495
Capital and reserves:											
Subscribed capital and reserves***)	41	311	377	454	426	554	554	584	654	699	749
Profit-sharing capital	0	129	187	243	255	279	284	324	319	293	288
Subordinated liabilities	0	155	189	244	244	298	297	348	358	290	373
Balance-sheet total:	1,103	35,471	45,596	55,905	58,771	69,553	70,979	74,299	79,461	92,781	102,357

Net interest and commission income:	5.0	125.8	149.9	168.6	161.2	170.9	187.5	213.5	205.9	249.3	252.1
General operating expenses:											
Personnel expenses	0.8	8.4	8.0	9.3	9.8	10.6	10.8	12.1	13.7	14.9	16.0
Other administrative expenses	0.7	5.9	7.1	8.2	8.9	9.5	9.4	11.2	14.4	16.5	22.1
Depreciation on and value adjustments to intangible and fixed assets	0.1	1.6	1.5	3.2	3.5	3.4	3.0	2.2	13.0	2.6	5.9
Operating result:	5.1	78.4	105.7	120.2	98.5	108.1	112.3	118.6	128.6	141.9	122.6
Net income for the year:	3.1	38.7	53.0	64.8	66.7	72.3	76.2	81.2	91.0	103.0	96.8

Notes: *) up to 1991 acc. to old accounting regulations
**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.
***) after deduction of unpaid capital subscriptions in 1993

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Committees

Board of Managing Directors

Hubert Schulte-Kemper, Chairman
Burkhard Dallosch
Michael Fröhner *(until March 31, 2007)*
Wolfgang Groth *(since April 1, 2007)*

Executive Vice Presidents

Norbert Boddenberg
Hans-Jürgen Kröncke
Jens Remmers

Trustees

Dieter Eberle, Lawyer
Dr. rer. pol. Thomas Geer, Deputy
Franz-Josef Schwarzhof (*since April 1, 2007*), Deputy

Supervisory Board

Michael Reuther
Chairman *(since March 21, 2007)*
Member of the Board of Managing Directors, Commerzbank AG

Dipl. oec. Berta Schuppli
Deputy Chairman

Erich Labs
Employee representative
Hypothekenbank in Essen AG

Kurt Müller
Employee representative
Immobilienexpertise GmbH

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Last update: Sep 2007

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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody's	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Wolfgang Hartmann Member of the Board of Managing Directors, Commerzbank AG	Dr. Eric Strutz Chairman *(until March 21, 2007)* Member of the Board of Managing Directors, Commerzbank AG

Advisory Council

Dr. Axel Frhr. v. Ruedorffer Chairman Member of the Central Advisory Board, Commerzbank AG	Dr. Friedel Abel
Harold Hörauf Member of the Supervisory Board HSBC Trinkaus & Burkhardt KGaA	Dr. Hans-Joachim Jacob Auditor
Dr. Alfred Tacke Chairman of the Board of Managing Directors, STEAG AG	Uwe Kruschinski Member of the Board of Managing Directors, Landesbank Berlin AG
Priv. Doz. Dr. Ulf R. Siebel Lawyer	Franz Grave Auxiliary Bishop
Dr. Udo Scheffel Chairman of the Management Board of the GBW AG Bayerische Wohnungs-Aktiengesellschaft	Dr. Wolfgang Schuppli Lawyer

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Company

Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00

Registered under
HRB Essen No. 7083

E-mail: **info@essenhyp.com**
Internet: **www.essenhyp.com**

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 1
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
6th Floor
60 Gracechurch Street
London EC3V 0HR
Great Britain
Tel.: +44 20 72 83 31 42
Fax: +44 20 72 83 26 49

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london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

New York
845 Third Avenue
6th Floor, Suite 632
New York, NY 10022
USA
Tel.: + 1646 290 5132
Fax: + 1646 290 5001
newyork@essenhyp.com

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Company

External Links

- **Commerzbank - Our Major Shareholder**
- **vdp - Verband deutscher Pfandbriefbanken**
  (Association of German Pfandbrief Banks)

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Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ **E-mail: info@essenhyp.com**

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391

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Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Wolfgang Groth
Burkhard Dallosch

We have tasked Commerzbank AG,
Rheinstr. 3, 65425 Rüsselsheim/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered Commerzbank AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Heussallee 18-24, 53143 Bonn, and since July 2006 the Nationalbank AG, Theaterplatz 8, 45127 Esssen, are also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: **info@ve-k.de**
▷ Internet: **www.ve-k.de**

Info Pool/ Press

Success needs far-sightedness

This is where you will find facts and figures about Hypothekenbank in Essen AG, including our Annual and Interim Reports, which are available for download. If you wish to learn more about Hypothekenbank in Essen AG, just browse through our presentations on our recent roadshows and our last Capital Market Conference.

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ESSEN HYP

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Downloads

These items are available:

Mozart-Roadshow Brussels

- Press photo 1 Mozart-Roadshow Brussels (JPG)
- Press photo 2 Mozart-Roadshow Brussels (JPG)
- Press photo 3 Mozart-Roadshow Brussels (JPG)
- Press photo 4 Mozart-Roadshow Brussels (JPG)

- Presentation Mozart-Roadshow Brussels (PDF)

- Your Partner in International Real Estate Financing

- **Half-year Financial Report 2007 (pdf)**
- **Annual Report 2006 (pdf)**
- Annual Report 2005 (pdf)
- Annual Report 2004 (pdf)
- Annual Report 2003 (pdf)
- Annual Report 2002 (pdf)
- Annual Report 2001 (pdf)

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Fitch Ratings	AAA	AAA

* under review for possible upgrade
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Impressions

- **Impressions of our Annual Reception on March 23, 2006**

- **03.03.2005, Hotel Metropol, Moskau**
- **10.02.2005, Stadshuset, Stockholm**
- **Impressions of our Annual Reception on March 17, 2005**

- **23.06.2004, John F. Kennedy Library, Boston**
- **21.06.2004, Mandarin Oriental, New York**

- **16.02.2004, Commerzbank-Tower, Frankfurt**
- **26.01.2004, Hotel Principe di Savoia, Milano**
- **13.01.2004, Szépmüvészeti Múzeumba, Budapest**
- **28.11.2003, Grand Hôtel Intercontinental, Paris**
- **27.11.2003, Victoria and Albert Museum, London**
- **21.11.2003, Fundacion Real Fábrica de Tapices, Madrid**

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4th Capital Market Conference June 15–16, 2005

The success story of our Capital Market Conferences continues

Over the years, the International Capital Market Conference of Hypothekenbank in Essen AG has become an internationally established forum for the German *Pfandbrief*. "It is a pleasure for us to continue our tradition of an open dialogue this year," emphasized Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The guest speech during the opening event was held by Gyula Horn, the former Prime Minister of the Republic of Hungary.

One key issue looked at during the conference was the new German *Pfandbrief* Act, which will come into effect in a few days. Since its foundation in 1987, Hypothekenbank in Essen AG has made a major contribution in establishing Jumbo and Global *Pfandbriefe* as an attractive investment – and in increasing their quality standards. Our success in this business segment made us one of the biggest private issuers worldwide. Demand from international investors for covered bonds has kept increasing. This is why several countries now launch covered bonds that are modeled on the German *Pfandbrief*. Consequently, our discussions focused on developing joint strategies to preserve and strengthen the *Pfandbrief's* position as an attractive investment, combining attractive yields and low risk. Other issues discussed during the conference include issuance conditions for covered bonds, true sales, structured *Pfandbriefe*, trends in public-private partnerships and the future competitiveness of Germany as an economic location. Capital market executives, analysts, investment specialists, experts and investors from all over the world took the opportunity to share their views on the international capital markets and global economic developments in several lectures and discussion panels. The opinion of the participants was unanimous: Essen Hyp's capital market conference is an event not to be missed by capital market players, and even the longest journey to Essen is worthwhile.

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Fitch Ratings	AAA	AAA

* under review for possible upgrade
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- **Impressions of the 4th Capital Market Conference**
- **Videos and Download presentations**

- **Impressions 3rd Capital Market Conference**

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Disclaimer

Legal Information

The information and statements contained in the web sites of Hypothekenbank in Essen AG have been carefully reviewed and/or obtained from unchecked publicly accessible sources we believe to be reliable. However, we have only checked the information obtained from these sources for plausibility and not for accuracy. Despite all care, Hypothekenbank in Essen AG does not assume any liability or guarantee for the timeliness, completeness and accuracy of the information provided on its web sites. The same applies to information obtained from other web sites, which can be accessed via hyperlinks. Hypothekenbank in Essen AG assumes no responsibility for the contents of such web sites.

No advice
The data contained in our web sites and/or the publications available for download do not include all material information that would be required for an investment decision. They merely constitute non-binding statements and views about markets and products believed to be correct at the time of publication. In particular, the information does not constitute an offer in the legal sense of the term.

Use of our web site
Contents and structure of the web sites of Hypothekenbank in Essen AG are copyright protected. Any reproduction or use of information or data content requires the prior written approval of Hypothekenbank in Essen AG.

Privacy Policy

Privacy statement
This privacy statement applies to **www.essenhyp.de** and **www.essenhyp.com**, the web sites of Hypothekenbank in Essen AG. As

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* under review for possible upgrade
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the owner of these sites, Hypothekenbank in Essen AG is responsible for their contents. The pages of our web sites may contain links to other content providers inside or outside of Hypothekenbank in Essen AG to whom this privacy statement does not apply. Personal data received via the web sites of Hypothekenbank in Essen AG will only be collected, processed and used in accordance with the provisions of German data protection and privacy laws.

How will personal data and information received from you be used?
Various types of personal data and other information result from our web sites. We will use this data as follows:

- If you send us a message or give us instructions online (e.g. you order a copy of our Annual Report), we will use the data submitted by you only for the purpose of processing your request.

- If you register for a certain service (e.g. an e-mail newsletter), we will use the personal data received from you only to the extent that this is required for providing such service.

- We keep anonymous records of the hits our web sites receive. These records are evaluated for statistical purposes, in order to analyze and continually improve the navigation structure of our web sites.
  Depending on the access protocol the following information will be included in the log file:
  - IP address of the remote computer
  - date and time of the request
  - information submitted by the remote computer (e.g. file name)
  - access status of the web server (file transferred, file not found, command not processed etc.)
  - name of the requested file
  - URL from which the file was requested and/or the requested service was accessed
  - information about the web browser used

Who will process and have access to the personal data and information received from you?
Your enquiries and messages will be processed by employees of Hypothekenbank in Essen AG. The technical implementation of our web

sites is the responsibility of an external service provider. This service provider has undertaken to process any and all personal data and information received via our web sites only in accordance with the instructions of Hypothekenbank in Essen AG. We will not pass on any personal data and information received from you to third companies.

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Info Pool/ Press

Press

Contact:



Caroline Fischer
Head of Public Relations Management
Tel.: +49/201/8135-495
Fax: +49/201/8135-469
E-mail: **caroline.fischer@essenhyp.com**

- **Press Release of Hypothekenbank in Essen AG as of August 14, 2007 "Interim Report of Hypothekenbank in Essen AG as of June 30, 2007"**
- **Press Release of Hypothekenbank in Essen AG as of June 20, 2007 "Interest Rate Experts Meet at Essen Hyp: "ECB rate hikes in September are as good as done""**
- **Press Release of Hypothekenbank in Essen AG as of May 14, 2007 "Essen Hyp: Upgrade by Moody's"**
- **Press Release of Hypothekenbank in Essen AG on the 2006 Annual Accounts**
- **Press Release of Hypothekenbank in Essen AG as of March 21, 2007 on the changes within the Board of Managing Directors**
- **Press Release of Hypothekenbank in Essen AG as of March 19, 2007 "MIPIM 2007 - A Great Success For Essen Hyp"**
- **Press Release of Hypothekenbank in Essen AG as of March 01, 2007 "Essen Hyp at the MIPIM in Cannes"**
- **Press Release of Hypothekenbank in Essen AG as of February 12, 2007 "First Benchmark Issue in 2007"**

» www.essenhyp.de
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vdp-Pfandbrief Curve



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Credit Research
Last update: Sep 2007


Rated by IFR
Crystal Clear

Sec 28 PfandBG
Last update: Sep 2007
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Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

- **Press Release of Hypothekenbank in Essen AG as of January 24, 2007 "20 years of Essen Hyp"**
- **Press Release of Hypothekenbank in Essen AG on the Interim Report as of September 30, 2006**
- **Press Release of Hypothekenbank in Essen AG as of November 09, 2006 "Essen Hyp made the breakthrough in the U.S. investor community"**
- **Press Release of Hypothekenbank in Essen AG as of October 17, 2006 "Essen Hyp goes down under"**
- **Press Release of Hypothekenbank in Essen AG as of September 05, 2006 "Essen Hyp started its series of Mozart Roadshows in Paris"**
- **Press Release of Hypothekenbank in Essen AG as of August 24, 2006 "Essen Hyp purchases AHBR real estate loan portfolio"**
- **Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2006 (PDF)**
- **S&P Press Release as of May 16, 2006 (PDF)**
- **Press Release of Hypothekenbank in Essen AG on the Annual Accounts 2005**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Head of Capital Markets at Hypothekenbank in Essen AG"**
- **Press Release of Hypothekenbank in Essen AG as of March 1, 2006. "New Member of the Board of Managing Directors of Hypothekenbank in Essen AG"**

- **Press Archive**

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Contact

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen/ Germany
Tel.: +49 201 8135-0
Fax.: +49 201 8135-200
E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax.: +49 201 8135-469

Secretariat to the Board of Managing Directors
Tel.: +49 201 8135-391
Fax.: +49 201 8135-200

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

Contact

Back | Glossary | Print | Sitemap | Imprint | Legal Disclaimer

» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Sep 2007

Sec 28 PfandBG
Last update: Sep 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

ESSEN HYP

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» www.essenhyp.de
Search: go

vdp-Pfandbrief Curve



» more

Credit Research
Last update: Sep 2007

Sec 28 PfandBG
Last update: Sep 2007
» more

Ratings	public-sector *Pfandbriefe*	mortgage *Pfandbriefe*
S&P	AAA	-
Moody´s	Aaa	Aa1 *
Fitch Ratings	AAA	AAA

* under review for possible upgrade
» more

END